Exhibit 99.1



Appendix 4E
Preliminary Final Report

OPTHEA LIMITED
ABN 32 006 340 567

YEAR ENDED JUNE 30, 2024
RESULTS FOR ANNOUNCEMENT TO THE MARKET

	June 30, 2024 $	June 30, 2023 $	Movement %
Results			
Revenues from ordinary activities	3,519,392	3,335,902	Up 5.5%
Loss from ordinary activities after tax attributable to members	(220,242,105)	(142,521,085)	Loss has increased 54.5%
Loss for the year attributable to members	(220,242,105)	(142,521,085)	Loss has increased 54.5%
NTA Backing			
Net tangible asset backing per ordinary security	(0.07)	(0.01)	

Dividend distribution

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

This report is based on the attached audited consolidated financial report.

2023 – 2024
Annual Report

A transformative treatment for wet AMD is in (SIGHT)



Opthea
2023 – 2024
Annual Report

Contents

Our Vision

Advancing bold therapeutic innovation and inspiring transformation in the global retinal community.

Our Mission

Dedicated to improving and protecting vision in people with retinal diseases.

Our lead drug candidate sozinibercept (OPT-302) is a first-in-class VEGF-C/D inhibitor that has the potential to deliver superior visual outcomes for patients with wet AMD.



(SEEING) human lives change

About Opthea

Opthea is a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD). Wet AMD remains the leading cause of vision loss in the elderly.

With an established foundation in Australia and expanded presence in the United States following our listing on the Nasdaq stock exchange in October 2020, we are well positioned to advance our lead therapeutic candidate, sozinibercept (OPT-302).

Sozinibercept is a first-in-class VEGF-C/D inhibitor to be used in combination with standard-of-care anti-VEGF-A therapies to improve vision in wet AMD patients, many of whom respond sub-optimally or become refractory to existing treatments. We have progressed our lead candidate in wet AMD to full enrollment of our global Phase 3 clinical trials in support of future registration filings for marketing approval and commercialization.

Sozinibercept has the potential to become the first therapy in 20 years to improve visual outcomes in patients with wet AMD, enabling them to live more independently and have a better quality of life.

2024 Highlights

100%

Enrollment

Successful completion of enrollment in both sozinibercept Phase 3 clinical trials – 998 patients in COAST (Combination OPT-302 with Aflibercept Study), and 986 patients in ShORe (Study of OPT-302 in combination with Ranibizumab).

(FOCUSED) on the future





"We made outstanding progress in advancing our Phase 3 wet AMD program by completing enrollment in both COAST and ShORe pivotal trials evaluating the superiority of sozinibercept combination therapy. We also strengthened our balance sheet with nearly US$300m in financing proceeds."

Frederic Guerard, PharmD, CEO

US$210m

to advance sozinibercept development

Successful completion of two equity capital raises totaling US$210 million (A$317 million) to advance sozinibercept to Phase 3 topline data readout and prepare for regulatory submissions.

US$85m

in non-dilutive funding

Received US$85 million in non-dilutive funding under the Development Funding Agreement with life science investor, Abingworth, part of Carlyle, and a new co-investor.

US-based leadership

team appointed with experienced pharmaceutical executives – Dr. Frederic Guerard, becoming CEO and Peter Lang as CFO, bringing complementary expertise to lead Opthea's next phase of growth. Dr. Megan Baldwin transitioned to role of Founder, Chief Innovation Officer.

Appointment of Arshad M. Khanani, MD, MA, FASRS, an internationally recognized retina specialist as Chief Medical Advisor. Dr. Khanani is a Managing Partner at Sierra Associates, Clinical Professor at the University of Nevada, Reno School of Medicine, and has served as Principal Investigator in over 120 clinical trials.

Mr. Sujal Shah

joined the Board as Non-Executive Director, and as Chair of the Audit and Risk Committee. Mr. Shah is a seasoned executive with extensive leadership experience most recently as CEO of CymaBay Therapeutics, acquired in March 2024 by Gilead Sciences for ~US$4.3 billion.

Presented evidence of sozinibercept's potential in wet AMD

Completed Key Opinion Leader presentations to investors and the global retinal community, and published scientific rationale for sozinibercept as a potential treatment for wet AMD in the peer-reviewed journal Ophthalmology and Therapy.

Advancing sozinibercept's pivotal trials, one of the largest Phase 3 programs in wet AMD











2015

The company, renamed Opthea Limited, began developing OPT-302 for retinal eye diseases.

Initiated Phase 1/2a clinical trial in wet AMD.

2019

Opthea announces positive data from a Phase 2b trial of OPT-302 in patients with wet AMD.

2020

Opthea begins trading on the Nasdaq under the ticker symbol "OPT."

Results of Phase 2a clinical trial in Diabetic Macular Edema announced.

2021

Phase 3 ShORe and COAST clinical trials in wet AMD initiated.

2022

US FDA grants Fast-Track designation to OPT-302 as a combination therapy to treat patients with wet AMD.

ShORe Trial Design



Efficacy Phase
Safety Phase
Wet AMD Tx Naïve Pts
Ranibizumab (0.5 mg) + Sozinibercept (2 mg)
IVT q4w x 52 wks
Ranibizumab (0.5 mg) IVT q4w x 52 wks
+ Sozinibercept (2 mg) IVT q4w x 12 wks; q8w x 40 wks
Ranibizumab (0.5 mg) + Sham
IVT q4w x 52 wks
Primary Efficacy Endpoint Week 52
Ranibizumab (0.5 mg) + Sozinibercept (2 mg)
IVT q4w x 44 wks
Ranibizumab (0.5 mg) IVT q4w x 44 wks
+ Sozinibercept (2 mg) IVT q8w x 44 wks
Ranibizumab (0.5 mg) + Sham
IVT q4w x 44 wks
Safety Follow-up Week 100

COAST Trial Design



Efficacy Phase

Aflibercept (2 mg) IVT q4w x 12 wks; q8w x 40 wks
+ Sozinibercept (2 mg) IVT q4w x 52 wks

Aflibercept (2 mg) + Sozinibercept (2 mg)
IVT q4w x 12 wks; q8w x 40 wks

Aflibercept (2 mg) + Sham
IVT q4w x 12 wks; q8w x 40 wks

Wet AMD
Tx Naïve Pts

Primary Efficacy
Endpoint Week 52

Safety Phase

Aflibercept (2 mg) IVT q8w x 44 wks
+ Sozinibercept (2 mg) IVT q4w x 44 wks

Aflibercept (2 mg) + Sozinibercept (2 mg)
IVT q8w x 44 wks

Aflibercept (2 mg) + Sham
IVT q8w x 44 wks

Safety Follow-up
Week 100



2023

Opthea announces "sozinibercept" as the non-proprietary drug name for OPT-302.



2024

Enrollment of 1,984 wet AMD patients across COAST and ShORe Phase 3 pivotal trials completed.

Anticipated Phase 3 Clinical Trial Milestones

2025

(Topline data readout)

Phase 3 topline data readout from COAST expected in early Q2 CY 2025 and for ShORe by mid-CY 2025.

Wet AMD affects over 3.5 million people in the US and Europe. Addressing the unmet medical need of achieving superior vision represents a potential ~$15 billion market.

Sozinibercept (OPT-302) is the first and only therapy to have demonstrated superior visual outcomes over anti-VEGF-A therapy with a novel and highly differentiated mode of action. Sozinibercept could be the first product in 20 years to improve visual outcomes for wet AMD patients.

The current standard-of-care for wet AMD is monotherapy administration of anti-VEGF-A therapies, including ranibizumab, aflibercept and faricimab, as well as off-label use of bevacizumab. Despite offering vision benefits, many patients fail to achieve sufficient vision gains to resume daily activities such as driving and reading, and may experience further vision loss after 12 months.

Advancing sozinibercept's pivotal trials, one of the largest Phase 3 programs in wet AMD (continued)

Superior results from Phase 2b trial

Our successful Phase 2b trial demonstrated that sozinibercept combination therapy offers superior vision gains over the current standard of care with comparable safety.

In a global, randomized, controlled, double-masked trial with 366 patients, sozinibercept combination showed a +5.7 letter gain over standard-of-care ranibizumab alone at week 24. This patient population (minimally classic & occult, RAP absent) represents ~75% of wet AMD patients.

Safety data from all sozinibercept trials to date, have demonstrated the combination therapy to have a safety and tolerability profile comparable to standard-of-care anti-VEGF-A monotherapy.

Full enrollment of Phase 3 pivotal program

We have completed enrollment in our two concurrent, global, randomized Phase 3 clinical trials:

ShORe: Study of sozinibercept (OPT-302) in combination with Ranibizumab; and

COAST: Combination of sozinibercept (OPT-302) with Aflibercept Study.

The program aims to confirm the safety and superior efficacy of sozinibercept combined with anti-VEGF-A therapies compared to standard care alone in wet AMD patients.

We have recruited 1,984 treatment-naïve wet AMD patients (998 in COAST; 986 in ShORe) across over 300 clinical trial sites in the US, Canada, Europe, Asia Pacific and Latin America. This is one of the largest Phase 3 programs ever conducted in wet AMD.

Reaching full enrollment marks the achievement of a key milestone for Opthea and brings us closer to our goal of delivering superior visual outcomes to patients with wet AMD.

(FOCUSED) on patient outcomes

Completing
Phase 3 program

COAST and ShORe are both multi-center, double masked, Phase 3 pivotal trials to evaluate the efficacy and safety of intravitreal 2 mg sozinibercept in combination with either 2 mg aflibercept or 0.5 mg ranibizumab respectively.

The primary endpoint for both trials is the mean change in Best Corrected Visual Acuity (BCVA) from baseline to week 52 of the sozinibercept combination therapy versus standard-of-care anti-VEGF-A monotherapy. Topline data is expected in early Q2 CY 2025 for COAST and for mid-CY 2025 for ShORe. Both trials are also evaluating the safety and tolerability over a two-year period. If the results are favorable, we intend to file for marketing approval in the US first, followed by the EU.

In parallel to our clinical trial activities, we are conducting a number of important activities to prepare us for potential market entry.

Manufacturing Scale-Up

Production of commercial-scale validation batches supportive of BLA filing and launch.

Regulatory Preparations

FDA Fast-Track designation allows rolling submission of completed BLA modules.

Commercial Readiness

Strengthening medical expert engagement, developing market access strategy, and completing development of product launch plan.

Arshad M. Khanani

MD, MA, FASRS
Chief Medical Advisor



Q. Dr. Khanani, can you tell us a bit about your background and how you came to join Opthea as Chief Medical Advisor?

I'm a surgical and medical retina specialist based in Reno, Nevada. I'm the Director of Clinical Research, Director of Fellowship, and Managing Partner at Sierra Associates. Additionally, I'm a Clinical Professor at the University of Nevada, Reno School of Medicine. I have also served as Principal Investigator for over 120 clinical trials in ophthalmology and have played a crucial role in the development of recently approved drugs including Vabysmo® and Izervay™.

I joined Opthea as Chief Medical Advisor in February because sozinibercept is the only molecule in late-stage development that has the potential to further improve vision for wet AMD patients. Given my experience as a global thought leader, I have developed a passion for clinical development as well as interactions with the medical and investor community to help bring new treatment options to our patients.

Q. Can you describe your clinical practice and the major unmet needs you see in wet AMD treatment?

I have a very busy clinical practice, seeing over 90 patients a day, most of whom have wet AMD, dry macular degeneration, or diabetic eye disease. The current standard-of-care wet AMD treatments do not fully optimize vision outcomes, which is why Opthea's work is so important. Our goal is to maximize visual acuity gains for our patients so they can maintain their independence.

Q. Why do you think there haven't been significant advancements in wet AMD treatment over the past 20 years?

While there have been new drugs and technologies since the launch of the first anti-VEGF-A therapies, the recent focus has been on reducing treatment burden rather than improving vision outcomes. The only improvements in visual acuity have been demonstrated in a Phase 2b trial with sozinibercept, which we aim to validate in the on-going Phase 3 pivotal program.

Q&A

Q. **What distinguishes Opthea's approach to wet AMD treatment from others in the industry?**

Opthea's current development efforts are directed towards validating sozinibercept's potential as a novel, first-in-class VEGF-C/D inhibitor to prevent blood vessel growth and vascular leakage in the retina and deliver superior visual outcomes in wet AMD patients when combined with any standard-of-care anti-VEGF-A therapy. The promising data from the Phase 2b trial showed that sozinibercept has the potential to significantly improve patients' vision, setting Opthea apart from other companies.

The two ongoing pivotal trials COAST and ShORe are designed to assess the safety and superior efficacy of sozinibercept in combination with standard-of-care anti-VEGF-A therapies compared to standard of care alone.

Opthea is also looking at co-formulating sozinibercept with an anti-VEGF-A to optimize the treatment delivery and make it as effective as possible for patients.

Q. **How would you characterize your involvement and plans for the next 12 to 24 months with Opthea's clinical trials?**

As Chief Medical Advisor, I have several focus areas. The most important goal is to help generate high-quality data from the ongoing Phase 3 program. Both COAST and ShORe Phase 3 trials are now fully enrolled and aim at confirming the Phase 2b trial superiority results. My role involves keeping the Principal Investigators and patients excited about the potential for better vision. We are working hard to execute the trials with the highest quality standards and deliver the topline data as soon as possible. In addition, we have established a global Medical Advisory Board with international thought leaders that I chair to help educate physicians, regulators, and payers around the world about the benefits of better vision outcomes. Lastly, we are closely interacting and working with practicing retina specialists around the world to help them understand how sozinibercept can be utilized with wet AMD patients to optimize their vision outcomes.

No other company is currently aiming at delivering superior vision for wet AMD patients. Demonstrating that VEGF-C/D inhibition in combination with standard-of-care anti-VEGF-A therapies can deliver superior visual outcomes would be monumental for our field.

Q. **From your perspective, what does the FDA specifically look for in these pivotal trials?**

The FDA will be looking for a statistically significant vision benefit. The review of the dossier traditionally involves an assessment of the totality of the clinical evidence generated including vision and anatomical benefit and safety. Moreover, important aspects of pre-clinical safety and manufacturing are scrutinized.

Q. **Upon approval of sozinibercept, how could this impact your practice?**

An additional injection given on the same day won't significantly impact the logistics in our practice but will benefit patients with better visual outcomes. Once approved, we will aim to offer sozinibercept to as many patients as possible, including those already in our practice, to optimize disease control and vision.

Q. **On a more personal note, what gives you energy and excitement outside of work?**

I have a wife and four daughters, and we love to travel and try different cuisines. I enjoyed my recent trip to Australia and hope to take my family there for a vacation. Outside of work, it's all about being a fun dad and husband.

Q. **Any final thoughts on the importance of your work at Opthea?**

My goal is to keep the momentum going and achieve something that can be life-changing for wet AMD patients. I've been in this field for a long time, working with various companies at different stages. This program is unique as it's focused on superior vision outcomes, which we haven't improved in almost 20 years. Success in wet AMD could open opportunities for future therapeutics in other retinal diseases. That's why I got involved with Opthea, hoping to bring better vision outcomes to patients.

Chairman's Letter

Dr. Jeremy Levin



Dear Shareholders,

I am pleased to report that over the last 12 months, Opthea has made significant progress towards the Company's goal of delivering superior visual outcomes for patients with wet age-related macular degeneration (wet AMD) through the development of its lead product candidate, sozinibercept (OPT-302).

Wet AMD is the leading cause of vision loss in the elderly, despite the wide use of standard-of-care anti-VEGF-A therapies. Opthea is developing sozinibercept as a potential combination therapy, targeting VEGF-C/D signaling pathways to address a major unmet need in wet AMD – superior visual outcomes.

Four key milestones marked the Company's progress in fiscal year 2024: i) the appointment of Fred Guerard as CEO, ii) securing close to US$300 million through three successful capital raises, iii) strengthening and expanding the Company's Board of Directors and US-based leadership team, and iv) completing the enrollment of close to 2,000 patients in the Phase 3 clinical trial program in wet AMD. These accomplishments are critical milestones for Opthea's continued progress against our ambitious goals in fiscal year 2025 and beyond.

Securing close to US$300 million through successful financings mid-2023 (US$58 million), in December 2023 (US$85 million) and mid-2024 (US$152 million) is expected to fund the Company's operations through topline data readout of both global pivotal trials and the completion of commercial-scale manufacturing to support sozinibercept's anticipated Biologics License Application (BLA) filing in the US.



"On behalf of the management team and the Board, I would like to thank our dedicated investors, and employees, as well as the investigators, collaborators and participating patients."



Our (VISION) is within reach

The appointment of Sujal Shah as a member of the Board of Directors and Audit Committee chair, Frederic Guerard, PharmD, as Chief Executive Officer, and Peter Lang as Chief Financial Officer, were critical to putting Opthea on its trajectory to becoming a "launch-ready" organization. Key hires in regulatory affairs, clinical development, and medical affairs were made as well as the appointment of Dr. Arshad M. Khanani as Chief Medical Advisor and the formation of a world-class Medical Advisory Board. The ability to attract highly respected leaders to the organization speaks well for Opthea's potential to transform the retinal treatment landscape with bold innovations.

The completion of enrollment in our two pivotal clinical trials, COAST and ShORe, is a significant achievement that reflects the outstanding contributions by everyone in the Company and the clinical investigators around the world. COAST is expected to read out in early Q2 CY 2025, followed by ShORe in mid-CY 2025. Positive results could position sozinibercept as a first-in-class treatment for wet AMD, in combination with standard-of-care anti-VEGF-A therapies, as well as define COAST and ShORe as landmark trials in retina, and ultimately enable sozinibercept's BLA submission and FDA approval.

I am optimistic about Opthea's future. Our efforts in the next 12 months will be dedicated to delivering the 52-week topline data read-outs for the COAST and ShORe pivotal trials, finalizing our commercial manufacturing scale-up, and further building out our organization to support a potential BLA submission and launch readiness.

On behalf of the management team and the Board, I would like to thank our dedicated investors, and employees, as well as the investigators, collaborators and participating patients in our clinical trials, for their trust and belief in Opthea. It is with unwavering enthusiasm that we take the next steps towards our goal of bringing sozinibercept to market to potentially transform the care of patients with wet AMD and deliver value to our shareholders.

Sincerely,



Dr. Jeremy Levin
Chairman of the Board

CEO's Letter

Frederic Guerard, PharmD





Dear Shareholders,

Since joining Opthea in October 2023, I am more excited than ever about the potential for our Company's lead product candidate, sozinibercept (OPT-302), to become the first treatment in over 20 years to demonstrate superior vision outcomes in wet age-related macular degeneration (wet AMD). Despite treatment with standard-of-care anti-VEGF-A therapies, the majority of wet AMD patients achieve suboptimal vision outcomes, and wet AMD remains the leading cause of vision loss in the elderly, impacting about 3.5 million people in the US and Europe alone. Our goal is to make sozinibercept available around the world to transform patient outcomes with superior vision gains. I am pleased to report we have made significant progress over the last year.

A key achievement to enable Opthea's continued success was the completion of a US$152 million Placement and Entitlement Offer launched in June 2024. Together with the US$58 million Placement and Entitlement Offer in mid-2023 and the additional US$85 million funding received under the Development Funding Agreement in December 2023, Opthea has raised close to US$300 million in the fiscal year 2024.

We will use the net proceeds, together with cash on hand, to fund the Company through the anticipated Phase 3 topline data readouts for COAST (Combination OPT-302 with Aflibercept Study), and ShORe (Study of OPT-302 in combination with Ranibizumab), our two global pivotal trials designed to assess the safety and superior efficacy of sozinibercept in combination with standard-of-care anti-VEGF-A therapies compared to standard-of-care alone.

The funds will also be used to progress chemistry, manufacturing, and controls (CMC) activities, Biologics License Application (BLA) preparations for FDA approval, and for general corporate purposes.

Thanks to the completion of enrollment of 1,984 patients across COAST in February 2024 and ShORe in May 2024, as well as Opthea's internal expansion of its clinical development team, we were able to accelerate the anticipated 52-week topline data readout of COAST to early in the second calendar quarter of 2025, and confirm guidance for the topline data readout of ShORe anticipated in mid-calendar year 2025.

We significantly strengthened our US-based leadership team, adding critical capabilities to accelerate sozinibercept's clinical development, execute our regulatory strategy and prepare a product launch plan. In February 2024, Dr. Arshad M. Khanani became Opthea's Chief Medical Advisor, adding valuable perspective from his work as a global thought leader and principal investigator for numerous clinical trials in retinal diseases, while Dr. Fang Li, and Dr. Julie Clark joined our company to lead Regulatory Affairs and Clinical Development, respectively. We also established our Medical Affairs team under the leadership of Dr. John Han. These experts bring decades of ophthalmology and retina expertise and a track record of success in big pharma and biotech companies. In July 2024, we also welcomed the members of our new Medical Advisory Board which includes retina thought leaders from the United States, Europe, China, Australia, and Argentina.

We (SEE) the big picture

Those experts will guide us in our medical decisions as we prepare for market readiness of sozinibercept in wet AMD.

We also continued to build our presence at important ophthalmic conferences in both Europe and the US, including EURETINA and FLORetina in October 2023, the Eyecelerator Forum at AAO in November 2023, the OIS Retina Innovation Summit prior to ARVO and the World Retina Congress in May 2024, as well as the Clinical Trials at the Summit in June 2024, where thought leaders continued to educate the retinal community about the potential of targeting VEGF-C/D inhibition for vision gains beyond VEGF-A inhibition, the sozinibercept positive Phase 2b data demonstrating statistical superiority in visual gains when used in combination with ranibizumab, and the rationale for the design of our Phase 3 pivotal trial program.

I am particularly proud of the Key Opinion Leader Event we held on April 3, 2024, which reached an audience of more than 300 investors and analysts. The event featured presentations from global retina experts Dr. Arshad M. Khanani, Dr. Charles C. Wykoff, and Dr. Veeral S. Sheth who shared their perspectives on the wet AMD treatment landscape and unmet medical needs addressed by sozinibercept's novel mechanism of action. This complemented our strong presence at key investor conferences throughout the fiscal year 2024.

Our focus for the next 12 months will be to deliver the anticipated topline data of our two Phase 3 pivotal trials (COAST in early Q2 CY and ShORE in mid-calendar year 2025), progress our CMC activities and finalize our BLA preparations for FDA approval. We will also continue to strengthen our organization with critical hires that will allow us to deliver on those significant milestones to bring sozinibercept to wet AMD patients around the world.

I would like to extend my sincere gratitude to all our shareholders for their continued support, the entire Opthea team, the investigators and patients in our Phase 3 pivotal program, as well as the Opthea Board of Directors. With your continued support and shared belief in sozinibercept's potential to transform patient outcomes with superior vision gains, I am confident that we will deliver on our commitment to bringing sozinibercept to people with wet AMD and inspire change within the global retinal community.

Sincerely,

fred Guerard

Frederic Guerard, PharmD
Chief Executive Officer, Opthea

Opthea's Environmental, Social and Governance Framework

As a biotechnology innovator on the cusp of commercialization, Opthea continues to recognize the importance of a strong Environmental, Social, and Governance framework. Our strategy to align positive outcomes for both the organization and the betterment of public health is supported by integrating ESG considerations across all facets of our operations.

Our goal is to develop innovative therapies to improve vision and enhance public health for better quality of life.

Integrating ESG allows us to align our operations with long-term sustainability goals, working to build responsible research and development practices, ethical supply chains, and positive social impacts. We believe this increases our organization's resilience and makes a positive contribution to the well-being of individuals, society, and the planet. This is our third inclusion of ESG in our reporting. As our business continues to develop so do international frameworks and stakeholder expectations. We keep a watch on these developments and plan to incorporate additional relevant elements, particularly from the International Sustainability Standards Board (IRFS S1 and S2) and Taskforce on Nature Related Financial Disclosures (TNFD).

The goal of this report is to provide concise and relevant information in relation to our strategic focus and view of the future.

Healthcare and innovation, cornerstones of Opthea's business practice, are two critical elements of sustainable development. With an aging global population, the prevalence of wet AMD, a debilitating eye disease that can cause severe vision loss, is increasing and placing a significant burden on individuals and healthcare systems.

Considering this, Opthea seeks to offer returns with a positive impact for our investors and the global community.

Wet AMD

Wet AMD affects over 3.5 million people in the US and Europe alone, negatively impacting the quality of life for those affected and their families. Addressing this issue is crucial as it not only restores visual function and independence for individuals but also reduces the socioeconomic impact of vision impairment.

Opthea's research and development activities contribute to advancements in the field of ophthalmology and eye care. Our innovative approaches and scientific discoveries can lead to a deeper understanding of the underlying mechanisms of eye diseases and catalyze further research and breakthroughs in the broader scientific community.

Focus on advancing the commercialization strategy for sozinibercept to establish our footprint in retina.

Changes in the organization

In late October 2023, the Company's Chief Executive Officer, Dr. Megan Baldwin, transitioned to the position of Founder and Chief Innovation Officer, reflecting the Company's strategy to advance its US and global presence and commercialization strategy for sozinibercept. Dr. Baldwin has dedicated much of her career to making Opthea what it is today and continues to be a critical member of the leadership team and Board of Directors, leading the ongoing development of sozinibercept and Opthea's pipeline of next generation therapeutics for retinal diseases.

Experienced pharmaceutical executives – Dr. Frederic Guerard was appointed as CEO and Peter Lang appointed as CFO, bringing complementary expertise to lead Opthea's next phase of growth. Both are well-respected healthcare executives with a record of building and growing organizations, guiding R&D pipelines, leading commercial operations, and managing finances while providing strategic direction and successfully steering companies through critical corporate, clinical and commercial growth inflection points.

Our increased focus on advancing the commercialization strategy for sozinibercept will advance Opthea to ultimately become a premier retina company and bring significant value to patients, clinicians, and investors. Opthea continues to realize the full potential of its pipeline with a differentiated, first-in-class product candidate in the late stage of pivotal Phase 3 clinical trials addressing an unmet need for wet AMD patients.



Keeping an (EYE) on ESG

Opthea's Environmental, Social and Governance framework (continued)

Opthea's 4 ESG pillars

Our materiality assessment and stakeholder analysis identified four key pillars for Opthea. This comprehensive understanding of our key ESG focus areas helps to prioritize actions effectively, focus our efforts on areas where we can have the greatest positive impact and identify and mitigate risks. Opthea takes the approach of double materiality, meaning we consider both issues that affect Opthea, but also how our organization can impact society and the environment.



PATIENT HEALTH & SAFETY

Drug and clinical trial safety

Enhancing public health

INNOVATION

Carbon emissions

IP protection

Diversity and inclusion

ETHICS

Patient and data privacy

Animal ethics

Dealing with medical professionals

ACCESSIBILITY & AFFORDABILITY

Ensuring drug accessibility

Ensuring fair pricing

Pillar 1: Patient health and safety

Drug and clinical trial safety

Drug safety is of the utmost importance at Opthea. We promote the well-being and protection of patients by minimizing the risks and potential harm associated with medications. We prioritize patient safety above all else, conducting rigorous research, development, and testing of our development candidates, and monitor the well-being of our patients and the safety profile of our product. Once sozinibercept is commercially available, Opthea plans to disclose quantitative measures of drug safety to offer transparency across our drug safety records.

We have protocols in place to monitor clinical trial safety and have adopted comprehensive guidelines for overseeing the drug supply chain. These range from clarity over labor practices, to environmental tracking, and serve as a measure against counterfeiting. Monitoring the safety and efficacy of our drugs is one of the primary methods by which Opthea strives to enhance public health. The entire manufacturing process is closely tracked with unique batch numbers, tamper-resistant seals, temperature logging data, ID testing, and quality control procedures. These procedures cover our operations from raw material procurement to manufacturing, packaging and shipment, labelling, and distribution.

Enhancing public health

Enhancing public health sits firmly within Opthea's mission and philosophy. The sustainability of our business is dependent on our ability to deliver positive health outcomes to our patients. Our ambition is to contribute substantially to improving vision throughout society, and we work toward this every day through our research and development efforts.

Pillar 2: Innovation

Carbon emissions

Opthea recognizes the urgency to reduce greenhouse gas emissions to avoid the worsening effects of climate change. Last year, we calculated our Scope 1 and 2 emissions using the Greenhouse Gas Protocol guidelines. Our FY2023 CO_2-e total was 4.24 tonnes, principally from our scope 2 purchased electricity usage. This is a comparatively small total and is reflective of the size of the organizational footprint. At this stage, Opthea continues to operate on a small footprint both in Australia and the US. When possible, Opthea will endeavor to reduce scope 2 emissions by purchasing or installing renewable electricity. This year, we have completed a high-level assessment of scope 3 indirect emissions to help further understand and reduce our emissions profile. This has highlighted that more than 90% of greenhouse gas emissions are in the supply chain, principally with drug manufacture, clinical trials, and other professional and consulting services. With this in mind, we expect a stronger focus on responsible procurement and seeking industry partners with a high level of sustainable performance and ambitious emission reduction targets. This will become increasingly important as we move to

the next phase in our development. In the following year, we will undertake a comprehensive scoping exercise in accordance with IRFS 2 to dive deeper into supply chain emissions and the risks and opportunities within them.

Opthea continues to prioritize waste reduction through partnerships with sustainable vendors for our medical products, promoting the decoupling of medical products from plastic waste. As we prepare for market entry, we are developing a waste stream procedure to address key waste sources, namely plastic needles, glass vials, and associated packaging. Our offices utilize recycling services.

IP protection

The development of an innovative therapy to improve patient vision underpins Opthea's value. Considering this, we understand that IP protection is a key issue. To protect our intellectual property, Opthea engages professional patent attorneys to provide oversight of our patent portfolio and implement actions to protect it. Additionally, Opthea recognizes the importance of fair and ethical competitive practices in fostering a healthy business environment. To uphold these principles, the company maintains robust corporate governance measures to address competitive behavior.

Opthea fosters a culture of innovation within the company by encouraging creativity, promoting collaboration, and providing resources to support experimentation. Through these efforts, Opthea inspires and contributes to the development of our novel therapies and to the future of medicine.

Diversity and inclusion

Diversity of perspectives, experiences, and talents can lead to more creative problem-solving and better outcomes. Promoting an environment where every individual is valued and respected, fosters inclusion where everyone can contribute their best.

As of June 30, 2024, 38% of directors and 58% of employees were female. We have 33 full-time employees (not including Megan Baldwin who is included in the director numbers), 15 of whom had an MD or PhD degrees. None of our employees are represented by collective bargaining agreements.

We believe that our management maintains good relations with our employees. As of June 30, 2024, seven employees were based in Australia and 26 in the US, with 27 employees in our research and development and commercialization teams and seven employees in our general and administrative group.

Opthea's ambition is to create a diverse and inclusive workforce that reflects the global communities it serves. We believe that everyone at Opthea has a voice, and that this fosters an open, respectful, and collaborative culture.

Opthea's Environmental, Social and Governance framework (continued)

Pillar 3: Ethics

Patient and data privacy

Opthea has an ongoing commitment to safeguard patient information and privacy by following General Data Protection Regulation ("GDPR") principles and guidelines and utilizing secure systems that de-identify patient information. We recognize the importance of patient privacy and adhere to comprehensive guidelines for protecting and secure handling of personal data. De-identifying patient information by removal or encryption of personally identifiable data in a secure system, is one of our ways to demonstrate that we place data privacy at great importance.

At Opthea, we have also established a Data Monitoring Committee ("DMC") that follows data protection and privacy rules, as well as data privacy training procedures for all our staff. This demonstrates our commitment to fostering a privacy-conscious workforce.

Animal ethics

Opthea is committed to conducting research and development responsibly and ethically. We recognize the intrinsic importance and significance of animal welfare and prioritize high ethical standards throughout our supply chain. We minimize animal testing by adhering to the "Three Rs" principle, being the reduction, refinement, and replacement of animals in scientific research. Opthea actively seeks alternative methods and technologies to reduce reliance on animal experimentation and replaces animals wherever possible.

We strictly adhere to internationally recognized guidelines and regulations that aim to safeguard the welfare and well-being of animals involved in our studies, placing their care and humane treatment as a top priority.

Dealing with medical professionals

Opthea adheres to the highest standards of integrity, transparency, and professionalism when dealing with medical professionals. We work to ensure compliance with applicable laws and regulations, avoid conflicts of interest whether they be personal or financial, and maintain independence and objectivity in the judgement of medical opinions. This is done through transparent relationships designed to prevent conflicts of interest, through fair trading and dealing, and our anti-bribery policies.

Pillar 4: Accessibility, affordability, and fair pricing

Opthea believes that our goal to enhance public health for better quality of life is one that should be shared with the entire community. We are committed to making medical products and treatments accessible to as many individuals as possible. When bringing our products to market, we will be working to obtain coverage under the US benefits schedule, meaning a co-payment price to improve the accessibility to treatment to those who need it. Opthea will reach out to insurers to drive for this outcome, as well as to gauge price expectations.

We expect our products to be priced at fair market value for novel therapies. In the US and Japan in particular, we expect that there will be a co-payment of which the vast majority of patients may have supplemental insurance coverage. Many developed nations outside of the US and Japan have social medical coverage and we expect that patients will also have affordable access to this medicine. We plan to engage marketing, medical affairs, and sales personnel to promote the awareness of the affordability, efficacy, and safety of our products among our health care providers and patients. Affordable medicines contribute to the long-term sustainability of healthcare systems, and ultimately benefit public health by reducing the burden on patients and insurance providers. Our commitment to fairly priced medical treatments is part of our dedication to patient-centered care.

Our contribution to the Sustainable Development Goals

The Sustainable Development Goals (SDGs) are a set of 17 global objectives that provide a common framework against which global efforts established to address socio-economic and environmental challenges across the globe can be directed. Opthea's mission is most relevant to Good Health and Wellbeing (SDG 3), however, we believe that our organization can positively impact multiple goals.

As a biotechnology innovator on the cusp of commercialization, Opthea continues to recognize the importance of a strong Environmental, Social, and Governance framework. Our strategy to align positive outcomes for both the organization and the betterment of public health is supported by integrating ESG considerations across all facets of our operations.

Our goal is to develop innovative therapies to improve vision and enhance public health for better quality of life.

Integrating ESG allows us to align our operations with long-term sustainability goals, working to build responsible research and development practices, ethical supply chains, and positive social impacts. We believe this increases our organization's resilience and makes a positive contribution to the well-being of individuals, society, and the planet.

This is our third inclusion of ESG in our reporting.

As our business continues to develop so do international frameworks and stakeholder expectations. We keep a watch on these developments and plan to incorporate additional relevant elements, particularly from the International Sustainability Standards Board (IRFS S1 and S2) and Taskforce on Nature Related Financial Disclosures (TNFD).

The goal of this report is to provide concise and relevant information in relation to our strategic focus and view of the future.

Healthcare and innovation, cornerstones of Opthea's business practice, are two critical elements of sustainable development. With an aging global population, the prevalence of wet AMD, a debilitating eye disease that can cause severe vision loss, is increasing and placing a significant burden on individuals and healthcare systems.

SDG 3
Good health and wellbeing



3.8 Achieve universal health coverage

Opthea is driving for access to quality essential healthcare services, access to safe and affordable medicines.

SDG 9
Industry, innovation and infrastructure



9.5 Enhance scientific research, upgrade technological capabilities of industrial sectors, and encourage innovation.

Scientific research is at the heart of what Opthea does, as is striving for medical innovation.

SDG 10
Reduced inequalities



10.2 By 2030, empower and promote the social, economic, and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion, or economic or other status.

Opthea promotes diversity and equality throughout our hiring and employment policies. We also see ourselves contributing towards a reduction in long-term healthcare inequality.

SDG 12
Responsible consumption and production



12.5 By 2030, substantially reduce waste generation through prevention, reduction, recycling and reuse.

We work to minimize plastic consumption wherever possible and will continue to do so as our products come to market.

SDG 13
Climate action



13.3 Improve education, awareness-raising and human and institutional capacity on climate change mitigation, adaptation, impact reduction and early warning.

As we expand our emissions profile to scope 3, we intend to improve the understanding of CO_2 hotspots, and mitigate where possible.

Management Team







Fred Guerard

PharmD, MS
Chief Executive Officer

Dr. Guerard's career in the pharmaceutical industry spans over 25 years and includes multiple leadership, strategic and commercial roles. Dr. Guerard served as the Chief Executive Officer of Graybug Vision, Inc., a clinical-stage pharmaceutical company developing potentially transformative therapies for ocular diseases. He led the clinical development of a late-stage wet AMD product candidate. Dr. Guerard led the merger of Graybug with CalciMedica, Inc. and remains a non-executive Board member of CalciMedica.

Before Graybug, Dr. Guerard acted as the Worldwide Business Franchise Head of Ophthalmology at Novartis. In this role, he successfully led the integration of Novartis Retina and Alcon Pharmaceuticals and accelerated the rejuvenation of the product pipeline through strategic acquisitions and licensing transactions in dry eye disease, presbyopia, and inherited retinal diseases. Prior to this role, he served as Global Franchise Head of Pharmaceuticals at Alcon.

Dr. Guerard held additional leadership positions at Novartis, including Head of UK, Ireland, North and West Africa, Head and Country President of Australia, New Zealand and Egypt and Head of Marketing and Sales for Emerging Growth Markets.

Dr. Guerard holds a PharmD and a Master of Biological and Medical Sciences from the University of Rouen, and a Master of Marketing from HEC Paris, France.

Peter Lang

MBA
Chief Financial Officer

Mr. Lang has over 25 years of experience delivering strategic, operational, and financial solutions in the healthcare and biopharmaceutical sectors. He held leadership roles at biopharmaceutical companies and well-recognized global and boutique investment banks. Mr. Lang has a long track record of working with management teams and boards to optimize companies' growth plans, capital structures, and return on capital.

Prior to joining Opthea, Mr. Lang served as the Chief Financial Officer of Aerie Pharmaceuticals, Inc., a fully integrated pharmaceutical company focused on the discovery, development, and commercialization of first-in-class ophthalmic therapies. He co-led the successful strategic and financial repositioning of Aerie, including reinvigorating its commercial glaucoma franchise, refocusing the R&D pipeline, and improving the financial and operations results of the Company, ultimately resulting in a ~$950 million cash acquisition of Aerie by Alcon.

Before Aerie, Mr. Lang was Managing Director and Partner at Ridge Advisory, LLC, a boutique advisory and banking firm.

Mr. Lang graduated with a Master of Business Administration from The University of Chicago, Booth School of Business, with High Honors. Mr. Lang earned dual degrees, Magna Cum Laude, from The University of Pennsylvania Wharton School of Business and The School of Arts & Sciences.

Megan Baldwin

PhD, MAICD
Founder, Chief Innovation Officer and Executive Director

Dr. Megan Baldwin is Founder, Chief Innovation Officer and Executive Director of Opthea, having led the company as CEO and Managing Director from February 2014 to October 2023. She has over 25 years of experience focusing on angiogenesis and therapeutic strategies for cancer and ophthalmic indications.

Dr. Baldwin joined the company in 2008 and has held various positions, including Head of Preclinical R&D and Chief Executive Officer of Opthea Pty Ltd, which at that time, operated as a 100% owned subsidiary of Circadian (now Opthea Ltd), developing OPT-302 for the treatment of wet AMD.

Prior to Opthea, Dr. Baldwin was employed at Genentech, the world leader in angiogenesis-based therapies for cancer and other diseases. There she served as a researcher for several years, working with leading angiogenesis expert Napoleone Ferrara, before moving to Genentech's commercial division where she was responsible for corporate competitive intelligence activities. In these roles, she developed extensive commercial and scientific knowledge in anti-angiogenic and oncology drug development.

Dr. Baldwin holds a PhD in Medicine from the University of Melbourne, having conducted her doctoral studies at the Ludwig Institute for Cancer Research. Dr. Baldwin is on the board of Ausbiotech and is a member of the Australian Institute for Company Directors.



Judith Robertson

MBA
Chief Commercial Officer

Ms. Robertson was most recently Chief Commercial Officer of Eleusis Ltd and serves on the board of Durect Corporation, a Nasdaq listed company developing therapies for acute organ injury and chronic liver diseases. She was previously Chief Commercial Officer of Aerie Pharmaceuticals where she oversaw the launch of Rhopressa®, the first product in 20 years to target a new mechanism of action for the treatment of glaucoma, and the launch of the combination product Rocklatan®, the first fixed-dose combination of a prostaglandin and ROCK inhibitor for the reduction of intraocular pressure (IOP) in patients with open-angle glaucoma or ocular hypertension. Prior to Aerie, Ms. Robertson was Vice President, Immunology and Ophthalmology, Global Commercial Strategy Leader at Johnson and Johnson, Janssen Pharmaceuticals, and Vice President, Ophthalmology Global Business Franchise Head at Novartis (formerly Alcon). Ms. Robertson's experience also includes sales and marketing roles at Novartis, Bristol Myers Squibb and Searle, USA.

Ms. Robertson earned a BA with honors from Ryerson University, Canada. She also holds an MBA from Northwestern University, Kellogg School of Management.



Julie Clark

MD
Senior Vice President of Clinical Development

Dr. Clark brings more than 15 years of experience in ophthalmology and clinical development, encompassing expertise in early and late-stage development programs, regulatory submissions and approvals. Her impactful work contributed to the approval and successful launches of several pivotal retinal therapies, including Eylea®, Jetrea, and Beovu®.

Previously, as the Chief Medical Officer at Adverum, Dr. Clark played a pivotal role in pioneering intravitreal gene therapy for retinal diseases. In her most recent role as Vice President Clinical Development at IvericBio, an Astellas Company, she led the clinical development program that culminated in the August 2023 FDA approval of Izervay™, an innovative complement inhibitor indicated for the treatment of geographic atrophy secondary to age-related macular degeneration.

Dr. Clark earned an MD from Wake Forest University School of Medicine and holds a BS in Biology from Wake Forest University. Additionally, she earned an MS in Biotechnology from the Center for Biotechnology Education and Advanced Biotechnology Studies at Johns Hopkins University. Her academic achievements underscore her commitment to excellence in ophthalmology, medical research, and patient care.



Bruno Gagnon

BPharm, MSc
Senior Vice President, Global Clinical Operations

Mr. Gagnon joined Opthea from Eidos Therapeutics where he served as Senior Vice President of Development Operations. Prior to that, he served as Vice President of Clinical Operations at BioMarin Pharmaceutical. Mr. Gagnon held positions of increasing responsibilities at Roche Diagnostics, Chiron and Hoechst Marion Roussel (now Sanofi). Over his 30-year career, he oversaw Global Clinical Trial Management, Patient Advocacy, Medical Writing, Outsourcing and Contracts, Supply Chain Management, Clinical Data Management, Clinical Systems, Document Management and Clinical Training.

Mr. Gagnon holds a bachelor's degree from the School of Pharmacy, Laval University and a Master's in Pharmaceutical Sciences from University of Montreal, both in Quebec, Canada.

Management Team (continued)







Fang Li

PhD
Senior Vice President
Regulatory Affairs

Dr. Li is an accomplished regulatory affairs professional with over three decades of experience in pharmaceutical development and regulatory affairs. She held leadership positions at Novartis, Alcon, and Bausch & Lomb, where her contributions encompassed health authority interactions, US Food and Drug Administration advisory committee meetings, and guiding regulatory teams.

Dr. Li's significant achievements include her pivotal role in securing FDA approvals for numerous ophthalmology products, including Jetrea, Lotemax® Ointment, and Systane® Complete. She also contributed to the development and registration of critical medicines, including Beovu®, Pazeo, Lotemax® Gel, Besivance®, and Vyzulta®.

Dr. Li received a Regulatory Affairs certification in 2005. She possesses a comprehensive skill set that spans various pharmaceutical domains including expertise in chemistry, manufacturing and controls, clinical development, product labeling, advertising and promotion.

Dr. Li earned her PhD in medicinal chemistry from China Pharmaceutical University.

Karen Adams

B.BBUS, CPA, GAICD, FCC GFIA
Vice President Finance and
Company Secretary

Ms. Adams is accountable directly to the board, through the chair, on all matters to do with the proper functioning of Opthea's board. Prior to joining Opthea, Ms. Adams was the Chief Financial Officer of the Victor Smorgon Group in Melbourne.

Ms. Adams has over 20 years of experience in financial management in board-level positions for private and listed companies in Australia, UK, the US, and Ireland.

Ms. Adams holds a Graduate Degree in Business from Swinburne University and is a member of the Australian Society of Chartered Accountants, Graduate of the Australian Institute of Company Directors and a Fellow of the Institute of Company Secretaries. Ms. Adams is also the Company Secretary of the Company's subsidiary, Vegenics Pty Ltd.

John Han

PharmD
Vice President, Medical Affairs

Dr. Han's career in biotechnology and pharmaceutical industry spans over 25 years, with 19 years in ophthalmology. He brings experience in early and late-stage drug development in both anterior and posterior ophthalmology. He has a proven track record of success in supporting several product launches, including the launch of Eylea® for multiple retinal indications.

Before joining Opthea, Dr. Han served as Vice President of Medical Affairs at Adverum. He held various prominent leadership positions in the industry as well as in pharmacy practice. His industry experience spans various therapeutic areas in ophthalmology, oncology, cardiology, and metabolism, working with small molecules, biologics, and gene therapies. Prior experience includes working at Regeneron, Amgen, Chiron, and Bayer. He also served as a faculty member in academia.

Dr. Han holds a PharmD from University of California San Francisco School of Pharmacy and a graduate from University of California Berkeley in Immunology and Microbiology.





Mark O'Neill

Vice President CMC

Mr. O'Neill was most recently Head of Process Development for AveXis Gene Therapies where he orchestrated all product development and technical operations activities pertaining to the startup and licensure of Zolgensma® drug substance manufacturing at the Colorado site. Prior to AveXis, he was Vice President and General Manager of the Thermo Fisher Groningen Single Use Biologics Manufacturing Facility in Groningen, The Netherlands, where he oversaw all operations including startup of commercial manufacturing and initial commercial licensure at the facility. Mr. O'Neill has over 30 years of experience in the manufacturing of biopharmaceuticals including 20 years with Amgen where he gained extensive experience in all aspects of lifecycle management including quality, engineering, production, development, supply chain and business development.

Mr. O'Neill holds a Masters of Science Degree from Colorado School of Mines in Environmental and Chemical Engineering and a Bachelor's of Science Degree in Chemical Engineering from the University of Colorado.

Kevin Bitter

Vice President, Strategy & Corporate Development

Mr. Bitter brings broad experience in strategic planning and corporate development for life sciences companies, including two completed M&A transactions. Most recently, he led business development at Graybug Vision to in-license several development programs for retinal and corneal diseases. Prior to Graybug, he was responsible for strategic projects at Corium.

Mr. Bitter holds a BS in Finance and Marketing from New York University.

Directors' Report

The board of directors of Opthea Limited submits its report for the year ended June 30, 2024 for Opthea and its subsidiaries.

Information about the Directors

The names of Opthea Limited's (the Company or Opthea) Directors in office during the financial year and until the date of this report are as follows:

Jeremy Levin, Non-Executive Director and Chairman

Megan Baldwin, Founder and Chief Innovation Officer

Lawrence Gozlan, Non-Executive Director

Julia Haller, Non-Executive Director

Susan Orr, Non-Executive Director

Quinton Oswald, Non-Executive Director

Sujal Shah, Non-Executive Director (appointed April 4, 2024)

Daniel Spiegelman, Non-Executive Director (resigned April 4, 2024)

Anshul Thakral, Non-Executive Director

The qualifications, experience and special responsibilities of the Company's Directors are as follows:

Company Secretary

Karen Adams

BBus, CPA GAICD, FGIA FCG

Karen Adams, a fellow of the Governance Institute of Company Secretaries, was appointed as Vice President Finance and Company Secretary on June 15, 2021.

Jeremy Levin

PhD, MB BChir

Non-Executive Director and Chairman

Dr. Jeremy Levin has served as the Chairperson of the board of directors since October 2020. Since 2015 Jeremy has served as the Chief Executive Officer of Ovid Therapeutics Inc., and since 2014, as Chairperson of the board of directors, of Ovid. From May 2012 to October 2013, Dr. Levin served as the President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd., a publicly held pharmaceutical company. From September 2007 to December 2012, Dr. Levin held several roles at Bristol Myers Squibb Company, a publicly held pharmaceutical company, ultimately serving as the Senior Vice President of Strategy, Alliances and Transactions. Dr. Levin also served as a member of the executive committee at Bristol Myers Squibb Company. Dr. Levin earned a BA in Zoology, a MA in Cell Biology and a PhD in Chromatin Structure, all from University of Oxford, and a MB BChir from the University of Cambridge.

Megan Baldwin

BSc (Hons), PhD

Founder and Chief Innovation Officer

Dr. Megan Baldwin was appointed Chief Innovation Office in October 2023 after previously being the CEO and Managing Director since February 2014. Dr. Baldwin brings over 25 years of experience focusing on angiogenesis and therapeutic strategies for cancer and ophthalmic indications. Dr. Baldwin joined Opthea in 2008 and since then has held various positions, including Head of Preclinical R&D and Chief Executive Officer of Opthea Pty Ltd, formerly a 100% owned subsidiary of Opthea, developing sozinibercept for the treatment of wet AMD. Prior to joining Opthea, she was employed at Genentech Inc. (now a member of the Roche Group), a world leader in the field of angiogenesis-based therapies for cancer and other diseases.

Her experience included several years as a researcher in the group of leading angiogenesis expert Napoleone Ferrara, before moving to Genentech's commercial division and having responsibility for corporate competitive intelligence activities.

In these roles, she developed extensive commercial and scientific knowledge in the field of anti-angiogenic and oncology drug development. She holds a PhD in Medicine from the University of Melbourne, having conducted her doctoral studies at the Ludwig Institute for Cancer Research on the biology of VEGF-C and VEGF-D, is a member of the Australian Institute of Company Directors, a Director of Ausbiotech.

Lawrence Gozlan

BSc (Hons)

Non-Executive Director

Lawrence Gozlan was appointed as a Non-Executive Director of Opthea in July, 2020 and is Chairman of the Remuneration Committee. Mr. Gozlan, a biotechnology investor and advisor, is the Life Sciences Investment Manager at Jagen Pty Ltd, an international private investment organization. Mr. Gozlan is also the Chief Investment Officer and Founder of Scientia Capital, a specialized global investment fund focused exclusively on life sciences. Scientia was founded to provide high level expertise and to manage investments for high-net-worth individuals, family offices and institutional investors wanting exposure to the life sciences industry. Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC ("the Queensland Investment Corporation"), an investment fund with over $60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life science companies at Deloitte. Mr. Gozlan holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.

Dr. Julia Haller

MD, BA

Non-Executive Director

Dr. Julia Haller was appointed Non-Executive Director of Opthea in June 2021. Since 2007, Dr. Haller has served as Ophthalmologist-in-Chief and William Tasman MD Endowed Chair at Wills Eye Hospital in Philadelphia. She is Professor and Chair of the Department of Ophthalmology at the Sidney Kimmel Medical College at Thomas Jefferson

University as well as a Director of Bristol Myers Squibb and Outlook Therapeutics. She is a member of the National Academy of Medicine, the Chair of the College of Physicians of Philadelphia, Chair of the Heed Ophthalmic Society, past president of the Women in Medicine Legacy Foundation, and serves on several prestigious boards including the board of the John Hopkins Medical and Surgical Association, the Association of University Professors of Ophthalmology, and the Society of Heed Fellows. Dr. Haller received a BA from Princeton University, graduating magna cum laude, and completed her medical training at Harvard Medical School.

Dr. Susan Orr

OD
Non-Executive Director

Susan Orr was appointed Non-Executive Director of Opthea in April 2022 and is Chair of the Research & Development Committee. Dr. Orr is an experienced medical and business leader with specialization in identifying, developing and commercializing ophthalmic therapeutic product candidates. Dr. Orr currently serves as the Chief Medical Officer at Claris Biotherapeutics and is a member of the Retina Global Board of Directors. Before Claris, Dr. Orr was the Chief Executive Officer at Notal Vision subsequent to joining the company as Chief Medical Officer. Dr. Orr has spent more than 30 years in the field of ophthalmology that also includes ten years in private optometric practice and leadership roles at Alcon and Janssen spanning international development, global new product strategy, and business development and licensing. Dr. Orr participated in multiple acquisitions including Durezol® and Beovu® (brolucizumab) and has been a Managing Partner at Fovenedeye Consulting since 2016.

Quinton Oswald

Non-Executive Director

Quinton Oswald was appointed Non-Executive Director of Opthea in April 2022. Mr. Oswald brings over 25 years of international general management experience, including onsite assignments in the US, Europe and South Africa. Most recently, he was the CEO of Notal Vision, a commercial-stage ophthalmic home monitoring services provider with

a focus on both wet and dry AMD. Prior to Notal Vision, he served as the CEO of Neurotech and, prior to that, as the CEO of SARcode Bioscience, where he was instrumental in the clinical development of lifitegrast ophthalmic solution 5% (Xiidra®) for the treatment of dry eye disease, and its subsequent sale to Shire, PLC. Previously, he was Vice President and Business Unit Head for Genentech's tissue growth and repair business. During his tenure at Genentech, Mr. Oswald oversaw the highly successful commercial launch of Lucentis® (ranibizumab) for the treatment of wet AMD. Before Genentech, Mr. Oswald led the North American Ophthalmology business for Novartis, which, in conjunction with QLT, Inc., pioneered Visudyne®.

Sujal Shah

MSc
Non-Executive Director

Sujal Shah was appointed as a Non-Executive Director of Opthea on April 4, 2024 and is Chairman of the Audit & Risk Committee. Mr. Shah is an accomplished biopharmaceutical executive with extensive leadership and product development experience and a track record in capital formation that complements the deep expertise in retinal disease, especially wet AMD, of the Opthea Board. Most recently, Mr. Shah served as President and Chief Executive Officer of CymaBay Therapeutics which was acquired by Gilead Sciences for approximately $4.3 billion in total equity value in March 2024.

Daniel Spiegelman

BA, MBA
Non-Executive Director

Daniel Spiegelman served as a member of the board of directors from September 2020 to until his resignation in April 2024 and was the Chairman of the Audit & Risk Committee. From May 2012 to January 2020, Mr. Spiegelman served as Executive Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc., a biotechnology company. From May 2009 to May 2012, Mr. Spiegelman served as a consultant to provide strategic financial management support to a portfolio of public and private life science companies. Mr. Spiegelman has also served as a member of the board of directors of Myriad Genetics,

a molecular diagnostic company since May 2020, a Director of Jiya Acquisitions Corp since November 2020 and a Director of Spruce Bioscience since September 2020. Mr. Spiegelman earned a BA from Stanford University and an MBA from the Stanford Graduate School of Business.

Anshul Thakral

BS, MSE, MBA
Non-Executive Director

Anshul Thakral was appointed Non-Executive Director of Opthea in June 2023 and is Chair of the Nomination and Governance Committee. Mr. Thakral is Chief Executive Officer and Board Member of Launch Therapeutics, a clinical development company backed by funds managed by global investment firm Carlyle and its life sciences franchise, Abingworth. Mr. Thakral has worked for over 20 years in the pharmaceutical and biotechnology industry and is an experienced executive, management consultant and entrepreneur. Mr. Thakral was previously Chief Commercial Officer and Executive Vice President of Peri and Post-Approval Services at PPD, and prior to that was Global Head of PPD Biotech. Before PPD, Mr. Thakral ran the global life sciences business unit at Gerson Lehrman Group and worked at McKinsey & Company as an associate principal in the health care practice, where he provided strategic advice to global pharmaceutical and biotechnology companies on growth, research and development, business development and commercialization. He currently serves on the boards of TriNetX, Saama Technologies, Orsini Specialty Pharmacy, is an Operating Executive at Carlyle and is a Venture Partner at Abingworth. Mr. Thakral holds a Master's degree in Biomedical Engineering from Johns Hopkins University and a Masters Business Administration (MBA) from the Wharton School at the University of Pennsylvania.

Directors' Report (continued)

Directorships of other listed companies

Directorships of other listed companies held by directors in the three years immediately before the end of the financial year are as follows:

Director	Company	Period of directorship
Jeremy Levin	Ovid Therapeutics Inc (NASDAQ)	Since 1997
Megan Baldwin	Invex Therapeutics (ASX)	Since 2020
Lawrence Gozlan	Alterity Therapeutics Limited (ASX)	Since 2011
	Enlitic (ASX)	Since 2019
Julia Haller	Bristol Myers Squibb (NYSE)	Since 2019
	Outlook Therapeutics (NASDAQ)	Since 2022

Directors' interests

At the date of this report, the relevant interests of each director of the Company in the contributed equity of the Company are as follows:

	Fully paid ordinary shares	Options/ Rights granted under LTIP and NED Plans
Jeremy Levin	31,496	6,000,000
Megan Baldwin	195,299	8,100,000
Lawrence Gozlan	1,877,357	5,000,000
Julia Haller	–	2,000,000
Susan Orr	–	1,000,000
Quinton Oswald	–	1,000,000
Sujal Shah (appointed April 4, 2024)	–	–
Daniel Spiegelman (resigned April 4, 2024)	–	4,150,000
Anshul Thakral	–	1,000,000

Directors' Report (continued)

Share options

As of June 30, 2024 and the date of this report, details of Opthea's interests under option are as follows:

Long-Term Incentive and Non-Executive Director Share and Option Plans

During the 2021, 2022, 2023 and 2024 financial years the Company granted 35,300,000 options and performance rights and 6,550,000 ADS options to employees and directors under the Long-Term Incentive (LTIP) and Non-Executive Director Share and Option (NED) Plans, which remain available to purchase the equivalent ordinary shares.

Grant date	Expiry date	Granted to	Exercise price	Number of options granted
October 12, 2020	October 11, 2024	Directors under the NED Plan	$2.16	2,000,000
October 12, 2020	October 11, 2024	Directors under the NED Plan	$3.24	2,000,000
January 19, 2021	January 18, 2025	Directors under the NED Plan	$1.56	3,000,000
October 19, 2021	October 18, 2025	Directors under the NED Plan	$0.948	2,000,000
October 19, 2021	October 18, 2025	Employees under the LTIP	$0.948	2,000,000
April 21, 2022	April 21, 2026	Directors under the NED Plan	$0.75	2,000,000
June 6, 2022	June 6, 2032	Employees under the LTIP	$1.46	800,000
November 16, 2022	November 16, 2032	Directors under the NED Plan	$0.658	3,500,000
November 16, 2022	November 16, 2032	Directors under the NED Plan	$0.672	2,000,000
November 16, 2022	November 16, 2032	Employees under the LTIP	$0.658	3,000,000
December 13, 2022	December 13, 2032	Employees under the LTIP	$0.644	250,000
September 18, 2023	September 18,2033	Employees under the LTIP	$0.264	120,000
October 10, 2023	October 10, 2033	Employees under the LTIP	$0.205	2,230,000
November 30, 2023	November 30, 2033	Employees under the LTIP	$0.261	3,000,000
November 30, 2023	November 30, 2033	Directors under the NED Plan	$0.382	4,500,000
				32,400,000

Grant date	Expiry date	Granted to	Exercise price	Number of performance rights
October 19, 2021	October 19, 2031	Employees under the LTIP	$ Nil	1,600,000
November 16, 2022	November 16, 2032	Employees under the LTIP	$ Nil	650,000
November 16, 2022	November 16, 2032	Director under the NED	$ Nil	650,000
				2,900,000

Directors' Report (continued)

Grant date	Expiry date	Granted to	Exercise price	Number of ADS options
January 10, 2022	January 10, 2032	Employees under the LTIP	$7.51	150,000
March 1, 2022	March 1, 2032	Employees under the LTIP	$6.01	300,000
April 18, 2022	April 18, 2032	Employees under the LTIP	$6.09	80,000
May 23, 2022	May 23, 2032	Employees under the LTIP	$7.12	80,000
June 1, 2022	June 1, 2032	Employees under the LTIP	$7.45	80,000
June 20, 2022	June 20, 2032	Employees under the LTIP	$5.52	60,000
July 1, 2022	July 1, 2032	Employees under the LTIP	$6.35	175,000
October 24, 2022	October 24, 2032	Employees under the LTIP	$4.85	300,000
October 28, 2022	October 28, 2032	Employees under the LTIP	$5.17	20,000
January 16, 2023	January 16, 2033	Employees under the LTIP	$4.93	50,000
February 1, 2023	February 1, 2033	Employees under the LTIP	$5.24	75,000
February 13, 2023	February 13, 2033	Employees under the LTIP	$5.15	25,000
April 18, 2023	April 18, 2033	Employees under the LTIP	$3.54	110,000
October 27, 2033	October 27, 2033	Employees under the LTIP	$1.66	2,700,000
October 27, 2033	October 27, 2033	Employees under the LTIP	$1.66	900,000
November 1, 2023	November 1, 2033	Employees under the LTIP	$1.66	15,000
November 20, 2023	November 19, 2033	Employees under the LTIP	$1.83	100,000
November 22, 2023	November 21, 2033	Employees under the LTIP	$1.89	30,000
February 1, 2024	February 1, 2034	Employees under the LTIP	$2.76	548,000
April 1, 2024	April 1, 2034	Employees under the LTIP	$4.14	50,000
April 3, 2024	April 3, 2034	Employees under the LTIP	$3.95	80,000
April 8, 2024	April 8, 2034	Employees under the LTIP	$3.75	160,000
May 1, 2024	May 1, 2034	Employees under the LTIP	$3.34	50,000
June 3, 2024	June 3, 2034	Employees under the LTIP	$2.66	135,000
				6,273,000

Grant date	Expiry date	Granted to	Exercise price	Number of ADS options
February 20, 2024	February 20, 2034	Contractor under further terms	$3.03	250,000
April 1, 2024	April 1, 2034	Contractor under further terms	$4.14	27,000
				277,000

Note: 1 ADS option when converted is the equivalent of 8 Ordinary shares.

The Remuneration Report section of this report contains details on the terms and conditions of the options granted under the Company's LTIP and NED Plans.

Directors' Report (continued)

Dividends

No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company.

Principal activities

The principal activity of Opthea Limited is to develop and commercialize therapies primarily for eye disease. Opthea's lead asset, sozinibercept is a novel, first-in-class VEGF-C/D 'trap' inhibitor designed to be used in combination with standard-of-care anti-VEGF-A therapies to improve vision in wet AMD patients, many of whom respond sub-optimally or become refractory to existing therapies. VEGF-C and VEGF-D are known to independently stimulate retinal angiogenesis and vascular leakage and permeability, while VEGF-A inhibition can also lead to the upregulation of VEGF-C and VEGF-D. Research shows that the targeted inhibition of VEGF-C and VEGF-D with sozinibercept can prevent blood vessel growth and vascular leakage, which both contribute to the pathophysiology of retinal diseases, including wet AMD. Sozinibercept has potential to become the first therapy in 20 years to improve visual outcomes in patients with wet AMD, enabling them to live more independently and have a better quality of life.

Opthea's principal activities in 2023-2024 included progression of the Company's Phase 3 registrational trials of sozinibercept for wet AMD through the activation of clinical trial sites in countries globally and continued enrollment of patients into the studies. Opthea completed enrollment of the COAST trial in February 2024 (n=998) and ShORe trial in May 2024 (n=986). Opthea also manufactured sozinibercept for use in the Phase 3 clinical trials, conducted activities to support commercialization of the product and expanded its management team in the US to facilitate broader oversight and execution of its Phase 3 program.

Sozinibercept has also been studied for the treatment of diabetic macular edema (DME). Wet AMD and DME are leading causes of blindness in the elderly and diabetic populations respectively and are increasing in prevalence worldwide.

Opthea's development activities are based on an extensive intellectual property portfolio covering key targets (Vascular Endothelial Growth Factors VEGF-C, VEGF-D and VEGF Receptor-3) for the treatment of diseases associated with blood and lymphatic vessel growth (angiogenesis and lymphangiogenesis respectively), as well as vascular leakage. Angiogenesis and vascular leakage are key hallmarks of several eye diseases, including wet AMD and DME.

Operating and financial review

Financial performance

The consolidated results of Opthea and its subsidiaries (the Group) for the year reflect the Group's investment in advancing sozinibercept for wet AMD.

A summary of the results is as follows:

- The major expenditure of the Group has been in relation to Research & Development ("R&D"), in particular costs associated with the Phase 3 clinical trials;
- Total R&D expenditure amounted to US$176,326,321 (2023: US$128,828,888). Including personnel costs and other R&D support costs, total expenditure in R&D tax claim amounted to US$23,898,940 (2023: US$13,623,793);
- Opthea received an R&D tax incentive payment during the year of US$5,926,350 (2023: US$6,299,286); and
- The consolidated net loss of the Group for the year was US$220,242,105 after an income tax benefit of US$9,412,196 (2023: loss of US$142,521,085 after an income tax benefit of US$5,926,350).

Directors' Report (continued)

Financial position

The Group's statement of financial position includes the following key balances:

- Consolidated cash balances as of June 30, 2024 amounted to US$172,471,346 (2023: US$89,188,713);

- Receivables of US$11,824,439 (2023: US$6,562,914) include the Opthea Group's expected refund of R&D tax incentives for the year to June 2024 of US$10,398,039 (2023: US$5,926,350);

- The Group has a net current asset surplus of US$124,136,906 (2023: US$79,643,659); and

- The net tangible asset backing per share as at June 30, 2024 was (US$0.07) (2023: (US$0.1)); Opthea's share price was A$0.35 (2023: A$0.52).

Opthea: Company overview

Opthea is committed to the development of new therapies for the treatment of serious eye diseases that affect the back of the eye, or retina, and lead to vision loss.

Opthea's lead candidate sozinibercept is a first in class VEGF-C/D trap inhibitor being developed for use in conjunction with VEGF-A inhibitors for the treatment of wet AMD and other retinal diseases. Sozinibercept has the potential to be used with any anti-VEGF-A therapy for the treatment of wet AMD, a strategy intended to maximize the commercial opportunity for the therapy. Sozinibercept has potential to become the first therapy in 20 years to improve visual outcomes in patients with wet AMD, leading to better quality of life.

Wet AMD is a progressive, chronic disease of the retina and in developed nations, is the leading cause of visual impairment in people over the age of 50 years. Wet AMD is associated with blood vessel dysfunction and proliferation in the macula, a region of the retina which is needed for sharp, central vision. New blood vessels break through layers of the retinal tissue, leaking fluid, lipids and blood, leading to fibrous scarring and loss of vision. Vision loss associated with wet AMD can be rapid and is generally severe, impacting patient independence and contributing to significant healthcare and economic costs worldwide.

Although the underlying cause and biology of wet AMD is complex, inhibition of vascular endothelial growth factor A, or VEGF-A, has been shown to play an important role in the growth and leakage of vessels associated with the disease, and inhibitors of VEGF-A are now standard-of-care treatments for wet AMD. The VEGF-A inhibitors ranibizumab (Lucentis®) and aflibercept (Eylea®), approved for the treatment of wet AMD and other retinal indications, together generated worldwide revenues in excess of US$14 billion in 2023. Such commercial success reflects the widespread use of the VEGF-A inhibitor class of therapies and the importance that physicians and patients alike attribute to the preservation and improvement of visual acuity for quality of life.

However, despite many patients experiencing gains or stabilization of vision, at least 45% of patients with wet AMD exhibit a sub optimal response to therapies that selectively target VEGF-A. As such, there remains a very large commercial opportunity for novel therapies that address the unmet medical need for patients who have further room for improvement in visual acuity despite regular administration of currently available treatments.

Opthea's lead product candidate sozinibercept is differentiated with a key objective to improve visual gains and the potential to also produce more sustained, durable clinical outcomes for patients. The majority of agents currently in clinical development are seeking to reduce the frequency of patient treatments, rather than provide superior vision gains for those affected by retinal diseases. With a scarcity of combination therapies in development that may offer improved outcomes for retinal disease patients, and with positive superiority Phase 2b data in wet AMD, we believe sozinibercept is a promising drug candidate with large commercial potential as it advances through the final stage of clinical development, Phase 3 pivotal trials.

Directors' Report (continued)

Sozinibercept: Opthea's Phase 3 asset for the treatment of wet AMD

Wet AMD is associated with vascular proliferation and fluid accumulation at the back of the eye in a region of the central retina or macula that is needed for sharp, central vision. Vessel growth and vascular leakage are primarily driven by members of the vascular endothelial growth factor ("VEGF") family, which comprises 5 members including VEGF-A, VEGF-B, VEGF-C, VEGF-D and placenta growth factor ("PlGF"). Elevated levels of these factors are associated with retinal disease progression.

Current treatments, as well as many agents currently in clinical development for wet AMD and DME, share a common mechanism of action by inhibiting VEGF-A. Sozinibercept has a differentiated mechanism of action by binding and blocking the activity of VEGF-C and VEGF-D, which are also important stimulators of blood vessel growth and vascular leakage and implicated in the progression of retinal diseases. Sozinibercept is a soluble fusion protein consisting of the first three extracellular domains of VEGFR-3 fused to the Fc fragment of human immunoglobulin G1 (IgG1). Sozinibercept binds or "traps" VEGF-C and VEGF-D with high affinity, blocking the activity of both proteins.

Sozinibercept is administered by intravitreal injection into the eye, which is the same route of administration as approved, standard-of-care treatments for wet AMD. By combining administration of sozinibercept, with a VEGF-A inhibitor through sequential intravitreal injections, broader blockade of important signaling pathways that contribute to the pathophysiology of retinal diseases can be achieved, which may improve visual acuity and retinal swelling in patients. In addition, inhibition of VEGF-A results in compensatory upregulation of VEGF-C and VEGF-D that may limit the efficacy of selective VEGF-A inhibitors. Sozinibercept blocks this mechanism of resistance to existing therapies which may then result in improved and more durable clinical responses.

Operational update

Over the past 12 months, Opthea continued to advance its clinical development program investigating sozinibercept as a combination therapy for wet AMD. The majority of the Company's activities were focused on progressing its Phase 3 pivotal program and finalizing patient recruitment of the ShORe and COAST clinical trials. Opthea completed enrollment of the COAST trial in February 2024 (n=998) and ShORe trial in May 2024 (n=986). Throughout the year, Opthea continued to manufacture sozinibercept (OPT-302) to current good manufacturing practices, or cGMP standards for use in the clinical trials and for pre-commercial purposes. The Company also conducted activities to support commercialization of the product, included enhancing its presence at clinical ophthalmology conferences and symposia. In addition, the Company participated in several investment events focused on emerging ophthalmology companies. These increased efforts were further facilitated by the growth of Opthea's management team in the US to execute its Phase 3 program and begin pre-commercialization activities.

Sozinibercept was advanced into Phase 3 pivotal trials based on clinical experience to date, which includes three completed clinical trials. At the annual American Society of Retinal Specialists meeting in August 2023, a pooled safety analysis of 399 patients from completed sozinibercept trials was presented. The presentation concluded that the safety data from our completed sozinibercept trials show sozinibercept combination therapy has a safety and tolerability profile comparable to standard-of-care anti-VEGF-A monotherapy.

Notably from our previously completed clinical trials, the statistically significant superiority in visual gains from the Company's 366-patient, randomized, sham controlled Phase 2 billion clinical trial in treatment naïve wet AMD patients informed the design of the Phase 3 program.

In July 2023, Opthea announced "sozinibercept" as the non-proprietary drug name for OPT-302. The American Medical Association's United States Adopted Names (USAN) Council, in consultation with the World Health Organization's International Non-proprietary Names (INN) Expert Committee, approved and adopted the non-proprietary drug name.

Directors' Report (continued)

Opthea's Phase 3 pivotal trials – ShORe and COAST

Opthea's Phase 3 program consists of two concurrent, global, multi center, randomized, sham controlled trials:

- **ShORe:** Study of sozinibercept in combination with Ranibizumab (Study OPT-302-1004); and
- **COAST:** Combination sozinibercept with Aflibercept Study (Study OPT-302-1005).

Both ShORe and COAST enrolled treatment-naïve patients.

In ShORe, treatment naïve patients with wet AMD were randomized to one of three treatment arms to receive standard-of-care 0.5 mg ranibizumab every four weeks in combination with either 2.0 mg sozinibercept on a standard every four weeks dosing regimen or 2.0 mg sozinibercept on an extended every eight weeks dosing regimen, after three monthly loading doses, or with sham injections every four weeks.

In COAST, treatment-naïve patients with wet AMD were randomized to one of three treatment arms to receive standard-of-care 2.0 mg aflibercept on its every eight-week dosing regimen, after three monthly loading doses, in combination with either 2.0 mg sozinibercept on a standard every four weeks dosing regimen or 2.0 mg sozinibercept on an extended every eight weeks dosing regimen, after three monthly initiating doses, or with sham injections every four weeks.

These ongoing trials have enrolled 1,984 patients worldwide. Enrollment of the COAST trial completed in February 2024 with 998 patients, and ShORe trial enrollment closed in May 2024 with 986 patients. The primary endpoint for both trials is mean change in visual acuity from baseline to week 52 for sozinibercept and anti-VEGF-A combination therapy compared to anti-VEGF-A monotherapy, with the Company intending to submit Biologics License and Marketing Authorization Applications with the FDA and EMA respectively following completion of this primary efficacy phase of the trials. Each patient will continue to be treated for a further year to evaluate safety and tolerability over a two-year period.

These two sozinibercept Phase 3 trials build upon and maintain key features for consistency with the Company's positive Phase 2 billion clinical trial of sozinibercept, while evaluating the administration of sozinibercept combination therapy over a longer treatment period and in a greater number of patients.

In addition, the Phase 3 trials are optimized based on Phase 2 billion outcomes to maximize probability of success and commercial opportunity. Analysis of the Phase 2 billion trial demonstrated that sozinibercept combination therapy increased visual acuity by a further +5.7 letters over ranibizumab monotherapy in wet AMD patients with minimally classic and occult lesions (excluding Retinal Angiomatous Proliferation (RAP)), representing the majority (~75%) of wet AMD patients. Based on this positive data, primary analysis of the primary endpoint of the Phase 3 trials will be first conducted in patients with minimally classic and occult lesions (excluding RAP) administered sozinibercept every 4 weeks and every 8 weeks, followed by analysis in the predominantly classic lesions and total patient population.

Opthea expects to complete patient recruitment in the Phase 3 clinical trials of sozinibercept for the treatment of wet AMD in the COAST and ShORe studies in the first and second quarter of calendar year 2024 respectively. The primary outcome of the trials is expected to be reported as topline data when all patients complete the 52-week treatment period for the primary analysis. If the topline results at the completion of the primary efficacy phase are favorable, Opthea expects to file for marketing approval for sozinibercept for the treatment of wet AMD in the United States, European Union and other territories.

Corporate update

In August 2022, Opthea announced a non-dilutive financing transaction under a Development Funding Agreement (DFA) for up to US$170.0 million from Carlyle and its life sciences franchise Abingworth, working with their recently formed development company Launch Therapeutics ("Launch Tx"). The non-dilutive financing consisted of a US$120.0 million commitment and an option to increase funding by a further US$50.0 million. If sozinibercept is approved in a major market, Carlyle and Abingworth will be eligible to receive seven fixed success payments over six years, and variable success payments of 7% on annual net sales, which terminate after reaching four times the funded amount. In December 2023, Opthea drew the final US$50.0 million tranche from Abingworth and also secured the US$50.0 million option from a co-investor under the similar terms, bringing in US$85.0 million for Fiscal Year 2024 for a total of $170.0 million in capital from the DFA.

In August 2023 Opthea announced a non-underwritten institutional placement ("Placement") and accelerated non-renounceable entitlement offering of A$90.0 million (approximately US$58.2 million). The retail component of the 2023 Equity offering closed September 2023.

Directors' Report (continued)

In June 2024, Opthea announced its plan to raise up to approximately A\$227.3 million (US\$151.9 million) via an approximately A\$10.0 million (US\$6.6 million) placement ("Placement") and an approximately A\$217.3 million (US\$143.4 million) Accelerated Non-Renounceable Entitlement Offer ("ANREO" or "Entitlement Offer"). The Company successfully completed the institutional component of the capital raising on June 12, 2024. Together, the non-underwritten institutional placement and the institutional component (Institutional Entitlement Offer) of the partially underwritten ANREO raised approximately A\$171.5 million (US\$114.3 million). The Institutional Entitlement Offer alone raised approximately A\$161.5 million. The Retail Entitlement Offer opened on June 19, 2024, to eligible shareholders and closed on July 10, 2024. Opthea announced the results of the fully underwritten Retail Entitlement Offer on July 14, 2024. The Retail Entitlement Offer raised gross proceeds of approximately A\$55.9 million (US\$37.6 million).

These financing arrangements strengthen Opthea's strategic position to maximize the value of sozinibercept and will be used to advance the clinical development of sozinibercept for the treatment of wet AMD, including to progress the Phase 3 clinical program through the anticipated Phase 3 topline data readouts for COAST, and ShORe. The funds are also intended to be used to progress chemistry, manufacturing, and controls (CMC) activities, Biologics License Application (BLA) preparations for FDA approval, and for general corporate purposes. Opthea's successful capital raisings further validate our commitment to bring sozinibercept to wet AMD patients, a disease for which there remains significant unmet medical need despite the availability of therapies that selectively target VEGF-A.

Opthea believes that its existing cash and cash equivalents as of June 30, 2024, as well as net proceeds from the 2024 Equity Offering's Retail Entitlement Offer which closed in July 2024, will enable us to fund our operating and research and development, general and administrative, and other expenses into the third calendar quarter of 2025, which is post topline data readouts for COAST and ShORe. If any additional factors cause the Phase 3 clinical trials and CMC to be more costly or to secure additional financial flexibility then Opthea will need to obtain additional financing earlier than the third quarter of calendar year 2025. However, Opthea will need to raise additional funds to complete the entire efficacy and safety phase of both studies, preparer and file a BLA with the FDA and EMEA, and if approved launch sozinibercept.

The amounts and timing of Opthea's expenditures will depend upon and have been impacted in the past, and may continue to be impacted by numerous factors, including the results of its research and development efforts, the timing and success of ongoing clinical trials or clinical trials that Opthea may commence in the future, the rate of patient recruitment into the trials, the timing of regulatory submissions, the performance and cost efficiency of third parties that assist Opthea with clinical development, including clinical research organizations ("CROs"), and macroeconomic challenges. Opthea has in the past incurred significantly increased costs in connection with the activities conducted by third party CROs and other service providers to prepare for and progress our Phase 3 clinical trials and may continue to incur higher than expected costs for such activities in the future. Opthea has based its beliefs and expectations stated above on assumptions that may prove to be wrong. Opthea may also experience future delays in its clinical development or commercialization of sozinibercept for any indication, including due to the factors and conditions set forth above or other factors that Opthea cannot presently anticipate, and may use its available capital resources sooner than Opthea currently expects. Opthea will require additional funding to complete its Phase 3 clinical trials in wet AMD. In addition, Opthea may require additional external funding to meet the minimum cash condition under the development funding agreement, including prior to the expected readout of topline results for Opthea's Phase 3 clinical trials.

Significant changes in the state of affairs

In the opinion of the directors, there were several significant changes in the state of affairs of the Company that occurred during the financial year under including:

- change in senior management with the appointment of Dr. Fred Guerard as CEO and Peter Lang as CFO;
- completion of enrollment of the two Phase 3 Clinical Trials totaling 1,984 patients;
- securing the final tranche and options from the DFA adding \$85.0 million in cash funds;
- completing two successful capital raises one in August/September 2023 for gross proceeds of US\$58.2 million (A\$90.0 million) and the second equity raise in June/July 2024 for gross proceeds of US\$151.9 million (A\$227.3 million); and
- continuing expansion of Opthea's capabilities with experienced team members to execute our strategy.

Directors' Report (continued)

Future developments

Opthea's key objective over the next 12 months is to progress ShORe and COAST Phase 3 clinical trials to topline data readout, expected when all patients complete the 52-week treatment period and all data is cleaned and prepared for reporting. Our focus for the next 12 months will be to deliver the anticipated topline data of our two Phase 3 pivotal trials (COAST in early Q2 and ShORe in mid-calendar year 2025), progress our CMC activities and finalize our BLA preparations for FDA approval. We will also continue to strengthen our organization with critical hires that will allow us to deliver on those significant milestones to bring sozinibercept to wet AMD patients around the world.

Over the following 12 months, we will also continue to raise the awareness of the commercial potential inherent in sozinibercept for the treatment of serious retinal diseases. Opthea will also continue to maintain its presence at international investment and clinical ophthalmology conferences and symposia, progress cGMP manufacturing activities of sozinibercept to support future commercial efforts and continue pre-commercial activities to position sozinibercept as a promising therapeutic for the treatment of wet AMD.

Significant events after balance date

On July 14, 2024, Opthea announced the completion of the Retail Entitlement offer raising gross proceeds of approximately A$55.9 million (US$37.6 million). An additional 139.6 million shares were issued and the listing of 189.4 million 2024 investor options with an exercise price of $1.00 and expiry of June 30, 2026.

Besides the above, there are no other significant events after June 30, 2024, to report.

Environmental regulations

The Company is not subject to significant environmental regulations.

Indemnification and insurance

During the financial year ended June 30, 2024, the Company indemnified its directors, the company secretary and executive officers in respect of any acts or omissions giving rise to a liability to another person (other than the Company or a related party) unless the liability arose out of conduct involving a lack of good faith. In addition, the Company indemnified the directors, the company secretary and executive officers against any liability incurred by them in their capacity as directors, company secretary or executive officers in successfully defending civil or criminal proceedings in relation to the Company. No monetary restriction was placed on this indemnity.

The Company has insured its directors, the company secretary and executive officers for the financial year ended June 30, 2024. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the *Corporations Act 2001* to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

Directors' Report (continued)

Directors' meetings

The number of meetings of directors and meetings of committees of the board held during the year are set out below. Attendance by the directors at these meetings as relevant to each of them is as shown. It is the Company's practice to invite all directors to committee meetings irrespective of whether they are members.

		Meetings of committees			
	Directors' meetings	Audit & risk	Nomination and Governance	Clinical/ Research and Development	Remuneration
Number of meetings held	7	10	1	5	6
Number of meetings attended:					
Jeremy Levin	6	–	1	–	–
Megan Baldwin	6	–	–	–	–
Lawrence Gozlan	6	–	1	–	5
Julia Haller	6	–	–	4	–
Susan Orr	6	7	–	5	–
Quinton Oswald	6	7	–	5	5
Sujal Shah (appointed April 4, 2024)	2	2	–	–	–
Daniel Spiegelman (resigned April 4, 2024)	4	5	–	–	–
Anshul Thakral	6	–	1	5	3

Committee membership

During the year, the Company had Audit and Risk, Remuneration, Clinical and Research and Development and Nomination committees. Members acting on the committees of the board during the year were:

Audit & Risk	Nomination	Clinical/Research and Development	Remuneration
Daniel Spiegelman (resigned April 4, 2024)	Anshul Thakral (Chairman)	Susan Orr (Chair)	Lawrence Gozlan (appointed as Chair April 4, 2024)
Sujal Shah (appointed as Chairman April 4, 2024)	Lawrence Gozlan	Quinton Oswald	Anshul Thakral
Quinton Oswald	Daniel Spiegelman (resigned April 4, 2024)	Julia Haller	Julia Haller
Susan Orr	Jeremy Levin (appointed February 9, 2024)	Anshul Thakral	Quinton Oswald (Chairman) (June 7, 2023 – April 4, 2024)
	Quinton Oswald (June 7, 2023 – February 9, 2024)	Fred Guerard	

Directors' Report (continued)

Auditor's independence declaration

The directors have obtained a declaration of independence from Deloitte Touche Tohmatsu, the Company's auditors, which is set out on page 101 and forms part of the directors' report for the financial year ended June 30, 2024.

Proceedings on behalf of the Company

There were no persons applying for leave under section 237 of the *Corporations Act 2001* to bring, or intervene in, proceedings on behalf of the Company.

Remuneration report – audited

This remuneration report, which forms part of the directors' report, sets out information about the remuneration of Opthea Limited's Key Management Personnel for the financial year ended June 30, 2024. Following are the major topics covered in this report:

1. Key Management Personnel
2. Remuneration Philosophy
3. Remuneration Committee
4. Diversity
5. Categorization of Key Personnel
6. Remuneration Framework
7. Service Contracts
8. Valuation of Shares
9. Additional Information

Key management personnel

The remuneration report details the remuneration arrangements for Key Management Personnel ("KMP") who are defined as those people having authority and responsibility for planning, directing, and controlling the major activities of the group, directly or indirectly. The table below outlines the KMP of the group during the financial year ended June 30, 2024. The individuals were KMP for the entire financial year, except were indicated in the table below:

Non-executive directors

Jeremy Levin	Chairman, Non-executive director
Lawrence Gozlan	Non-executive director
Julia Haller	Non-executive director
Susan Orr	Non-executive director
Quinton Oswald	Non-executive director
Sujal Shah (appointed April 4, 2024)	Non-executive director
Daniel Spiegelman (resigned April 4, 2024)	Non-executive director
Anshul Thakral	Non-executive director

Directors' Report (continued)

Executive officers

Fred Guerard (appointed October 27, 2023)	Chief Executive Officer
Megan Baldwin	Founder, Chief Innovation Officer and Executive Director
Peter Lang (appointed October 27, 2023)	Chief Financial Officer
Karen Adams	Vice President Finance and Company Secretary
Judith Robertson	Chief Commercial Officer
Timothy Morris (resigned October 24, 2023)	Chief Financial Officer
Joel Naor (resigned July 15, 2023)	Chief Medical Officer

Except as noted, the named persons held their current position for the whole of the financial year and since the end of the financial year.

Remuneration philosophy

The broad remuneration philosophy is to ensure the remuneration package is consistent with current industry best practices & market trends, properly reflects the person's duties and responsibilities and aligns reward with the delivery of performance that is likely to create value for shareholders. In framing its remuneration strategy, the Board is conscious that Opthea only has a small number of employees (~34) so endeavors to keep its remuneration relatively straightforward. Hence, remuneration packages comprise of fixed remuneration, Short-Term Incentives (STI) in cash, and equity based Long-Term Incentives (LTI). Opthea's staff are required to have specialist knowledge and experience allowing them to develop products over the medium to long-term.

Salary and remuneration benchmarking is undertaken by Opthea each year for executive and non-executive positions. Opthea benchmarks fixed and total remuneration against employment positions of comparable specialization, size and responsibility within the industry. Fixed remuneration is supplemented by providing incentives (variable remuneration) to reward superior performance.

Information is obtained from independent surveys to ensure that remuneration is set at market rates having regard to experience and performance and the need to have effective retention strategies for key executives and scientific staff. Formal performance appraisals are also conducted at least annually for all employees.

Opthea's remuneration structure aims to:

- Attract and retain exceptional people to lead and manage the group and to support internal development of executive talent within the group, recognizing that Opthea is operating in a competitive global pharmaceutical industry environment;

- Drive sustainable growth and returns to shareholders, as executives are set both short-term and long-term performance targets which are linked to the core activities necessary to build competitive advantages and shareholder value;

- Motivate and reward superior performance by the executive team whilst aligning performance elements/KPIs to the interests of shareholders; and

- Create a respectful culture based on superior performance and innovation through appropriately structured individual assessments.

Directors' Report (continued)

Remuneration Committee

A Remuneration Committee is established to review and make recommendations to the Board on remuneration packages and policies applicable to directors and employees of the Company. In some cases, the Board may exercise discretion to take account of events and circumstances not envisaged.

The *philosophy* of the Remuneration Committee is to focus on driving performance over and above shareholder and market expectations and, in doing so, to directly reward those individuals who contribute to that performance.

The *Committee* consists of a minimum of three members, the majority being independent directors; and an independent chairman. The broad objectives of the Remuneration Committee are:

- to link remuneration to the creation of shareholder value;
- to offer competitive and appropriate remuneration for the business performance delivered; and
- to put into place a remuneration framework that reflects the responsibilities of the executives while being sufficiently competitive to attract and retain high caliber performers.

The *Role and Responsibilities* of the Remuneration Committee are:

- Oversee the remuneration strategy of the Company and recommend or make such changes to the strategy as the Committee may deem to be appropriate.
- Ensure remuneration policies and practices enable the Company to attract, motivate and retain a diverse mix of directors and executives who will create value for shareholders.
- Fairly and responsibly remunerate directors and executives having regard to their performance, the performance of the Company and the general pay environment.
- Require that the Board determine remuneration of non-executive directors. The Committee may request management or external consultants to provide necessary information upon which the Board may make its determination.
- Ensure remuneration disclosure compliance in the Company's Annual Report.
- At least annually, review and report on the relative proportion of women and men in the workforce at all levels of the Company as per Principle 3 of the ASX Corporate Governance Principles and Recommendations.
- The Committee shall have the right to seek any information it considers necessary to fulfill its duties, which includes the right to obtain appropriate external advice at the Company's expense.

Diversity

The directors consider annually if the diversity of the Company's personnel is appropriate. During the three years ended June 30, 2024, 38% of the directors, 58% of employees and 63% of senior executives were female.

Categorization of KMP

The Key Management Personnel are categorized into two categories:

- **Executive Directors** – Involvement in the day-to-day management of the Company or being in the full-time salaried employment of the Company defines the director as Executive. An Executive Director, through his or her privileged position, has an intimate knowledge of the workings of the Company. There can, therefore, be an imbalance in the amount and quality of information regarding the Company's affairs possessed by executive and non-executive directors. Executive Directors carry an added responsibility. They are entrusted with ensuring that the information laid before the board by management is an accurate reflection of their understanding of the affairs of the Company. Executive Directors need to strike a balance between their management of the Company, and their fiduciary duties and concomitant independent state of mind required when serving on the board.

Directors' Report (continued)

- **Non-Executive Directors** – The Non-Executive Director plays an important role in providing objective judgment independent of management on issues facing the Company. Not being involved in the management of the Company defines the director as non-executive. Non-Executive Directors are independent of management on all issues including strategy, performance, sustainability, resources, transformation, diversity, employment equity, standards of conduct and evaluation of performance. The Non-Executive Directors should meet from time to time without the executive directors to consider the performance and actions of executive management.

Remuneration framework

Opthea aims to reward its executives with a level and mix of remuneration appropriate to their position, skills, experience and responsibilities, while being market competitive and enabling the Company to retain staff as well as structuring awards which conserve cash reserves. Hence, a defined remuneration framework has been crafted for both Executive and Non-Executive Directors of the Company.

Remuneration framework for – Executive Directors

Fixed compensation

A level of fixed remuneration is set to provide a base level of compensation which is both appropriate to the position and is competitive in the market. The remuneration committee accesses external advice independent of management if required. Radford conducted a benchmarking process during 2024 with recommendations. Radford was engaged to benchmark the US and Australian staff against peer company's based on role titles and to provide recommendations to align staff with market averages. Management provided current salary data to enable Radford to conduct their review and the Board is satisfied that the remuneration recommendations were made free from undue influence by members of the key management personnel as there was a wide range of recommendations presented by Radford. Radford was engaged to conduct both a review on the staff and the board of directors fees for which Radford has been paid US$81,000 for this service. No external advice has been sought during the 2023 period.

Fixed compensation comprises salary, retirement benefits (superannuation/401k), and other benefits (like health, life insurance, disability, etc.) are reviewed every 12 months by the remuneration committee. Group and individual performance are considered during the annual remuneration review process.

Performance linked compensation

The remuneration framework also incorporates "at risk" components, which are linked to the performance, through Short-Term and Long-Term Incentives. Performance is assessed against a suite of measures relevant to the success of the group and generating growth and returns for shareholders.

- **Short-Term Incentives (STI):** The objective of STI is to link the achievement of the Company's operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level that provides sufficient incentive to the executive to achieve the operational targets at a cost to the Company that is reasonable in the circumstances.

  Actual STI payments in the form of cash bonuses to Key Management Personnel depend on the extent to which specific targets set at the beginning of the financial year (or shortly thereafter) are met. The targets consist of a number of Key Performance Indicators (KPIs) covering corporate objectives and individual measures of performance (for example: completion of enrolment of clinical trials, successful capital raise, development of 5 year strategic plan). Individual KPIs are linked to the Company's development plans.

  On an annual basis, after consideration of performance against KPIs, the remuneration committee determines the amount, if any, of the STI to be paid to KMP. Payments of the STI bonus are made in the following reporting period.

  The remuneration committee considered the STI payment for the 2024 financial year in August 2024. Based on the achievement of operational objectives in the financial year, the remuneration committee has determined there will be US$650,267 STI bonus paid to KMP for the 2024 financial year (2023: US$354,954).

Directors' Report (continued)

- **Long-Term Incentive (LTI):** The objective of the LTI is to reward KMP in a manner that aligns this element of compensation with the creation of shareholder wealth. LTI grants are made to KMP and employees who are able to influence the generation of shareholder wealth and have a direct impact on the Company's performance and development. Option vesting conditions are based on continued service to the Company by the KMP.

  The Company implemented an LTI plan to attract, retain and motivate eligible employees, essential to the continued growth and development of the Company. The LTI was approved by shareholders at the Company's 2014 AGM. The limit of the Company's share capital to be granted under the LTI was increased to 10% at the 2016 EGM.

Remuneration framework for – Non-Executive Directors

The renumeration for Non-Executive Directors is restricted to fees which is determined based on the maximum aggregate fee pool. Non-Executive Directors remuneration is set annually by the Remuneration Committee through a process that uses independent surveys to establish the market rate for Non-Executive Directors' remuneration in equivalent sized companies operating in an equivalent or similar field. The Committee recognizes the need to attract and retain appropriately experienced and qualified Board members and the increasing commitment of time required by each Board member in the current regulatory environment. The fees also reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors, whilst incurring a cost which is acceptable to shareholders.

Annual review

Non-Executive Directors' fees and the aggregate fee pool are reviewed annually by the Remuneration Committee against fees paid to Non-Executive Directors in a group of comparable peer companies within the biotechnology sector and relevant companies in the broader US and ASX-listed market. The Chairman's fees are determined by the Remuneration Committee independently of the fees of Non-Executive Directors based on the same role, again using benchmarking data from comparable companies in the relevant sector. The Board is ultimately responsible for approving any changes to Non-Executive Director fees, upon consideration of recommendations put forward by the Remuneration Committee.

Fee policy

Non-Executive Directors' fees consist of base fees and committee fees. The payment of committee fees recognizes the additional time, responsibility and commitment required by Non-Executive Directors who serve on board committees.

The Chairman of the Board is a member of all committees but does not receive any committee fees in addition to his base fee.

Non-Executive Directors did not receive bonuses or forms of equity securities, or any performance-related remuneration during the financial year except where stipulated in the Remuneration table. Statutory superannuation contributions are required under the Australian superannuation guarantee legislation to be paid on any fees paid to Australian directors. There are no retirement allowances paid to non-executive directors. The Non-Executive Directors' fees reported below include any statutory superannuation contributions.

Consequences of performance on shareholder wealth

In considering the Company's performance and benefits for shareholder wealth, the Remuneration Committee have regard to operational contributions and the following indices in respect of the current and previous four financial years. Due to the change in functional currency and presentation currency in fiscal year 2022 therefore 2022 was restated to US currency with the remaining prior years remaining in A$.

	2024 US$	2023 US$	2022 US$	2021 A$	2020 A$
Revenue including finance income	3,519,392	3,335,902	326,151	440,615	539,514
Loss before tax	(229,654,301)	(148,447,435)	(99,116,657)	(50,283,342)	(16,831,966)
Tax benefit	9,412,196	5,926,350	6,299,286	4,938,846	5,708,767
Loss after tax	(220,242,105)	(142,521,085)	(92,817,371)	(45,344,496)	(11,123,199)

Directors' Report (continued)

2024, 2023 and 2022 is US$ with remaining years presented in A$.

	2024 US$	2023 US$	2022 US$	2021 A$	2020 A$
Basic loss per share	(0.34)	(0.32)	(0.26)	(0.14)	(0.04)
Net Tangible Asset (NTA) backing per share @ June 30	(0.07)	(0.01)	0.14	0.58	0.17
Opthea share price @ June 30	A$0.35	A$0.55	A$1.10	A$1.35	A$2.36

Service contracts

Fred Guerard, Chief Executive Officer, is employed under an ongoing contract and employment is at will effective October 24, 2023. The agreement has no specific term and provides that Mr. Guerard is an at-will employee. Mr. Guerard's annual base salary was US$550,000 as of the effective date of the agreement. Mr. Guerard is eligible for an annual discretionary bonus with a target amount of 50% of his then current annual base salary. In addition, if Mr. Guerard achieves certain performance objectives measured over the first twelve months of Mr. Guerard's employment, Mr. Guerard's base salary will be increased to US$600,000. Mr. Guerard will be entitled to receive severance benefits in the event his employment is terminated by the Company without cause or he resigns for good reason, provided he remains in compliance with the terms of his employment agreement. In the event of such termination or resignation, Mr. Guerard will receive (i) severance in a lump sum equal to 12 months of his then-current base salary, (ii) his pro rata target annual bonus for the year in which such termination or resignation occurs, (iii) up to 12 months of COBRA group health insurance continuation, and (iv) accelerated vesting of any time-based equity awards granted as to the portion that would have vested during the six-month period following the termination or resignation. Mr. Guerard also received an initial option grant and is eligible for an incentive option grant. Such options vest in accordance with the vesting schedules provided in the agreement, will be exercisable until the earlier of the options' expiration or six months following the termination or resignation and vest fully upon a change in control meeting certain conditions. The severance benefits are conditioned upon Mr. Guerard signing and not revoking a separation agreement and release of claims by no later than the 45th day after the employment termination or resignation.

Dr. Megan Baldwin, Founder, Chief Innovation Officer and Executive Director, is employed under an ongoing contract that commenced on February 24, 2014 (previous CEO contracts under Circadian and Opthea were replaced by this one). Under the terms of the present contract (including any subsequent board approvals relating to fixed remuneration) Dr. Baldwin:

- Receives fixed remuneration of A$609,500 per annum from July 1, 2023; and
- May resign from her position and thus terminate this contract by giving three months' notice.

On resignation, any unvested LTI options or conditional rights will be forfeited. The Company may terminate this employment agreement by providing:

- 12 months' notice; or
- Payment in lieu of the notice period (as detailed above) based on the fixed component of Dr. Baldwin's remuneration plus implied bonus.

On termination notice by the Company, any LTIP options that have vested or that will vest during the notice period will be released. On termination notice by the Company, the Company will accelerate the vesting of any unvested options or performance rights that have as their vesting conditions the passing of time such that one hundred percent (100%) of such options and performance rights shall be deemed satisfied as of the date of termination as per clause 15.4b.

The Company may terminate the contract at any time without notice if serious misconduct has occurred.

Where termination with cause occurs, Dr. Baldwin is only entitled to that portion of remuneration that is fixed and accrued entitlements, and only up to the date of termination. On termination with cause, any unvested options will immediately be forfeited.

Directors' Report (continued)

Peter Lang, Chief Financial Officer, is employed under an ongoing contract and employment is at will, effective October 27, 2023. The agreement has no specific term and provides that Mr. Lang is an at-will employee. Mr. Lang's annual base salary was US$500,000 as of the effective date of the agreement. Mr. Lang is eligible for an annual discretionary bonus with a target amount of 50% of his then current annual base salary. In addition, if Mr. Lang achieves certain performance objectives measured over the first 12 months of Mr. Lang's employment, Mr. Lang's base salary will be increased to US$550,000. Mr. Lang will be entitled to receive severance benefits in the event his employment is terminated by the Company without cause or he resigns for good reason, provided he remains in compliance with the terms of his employment agreement. In the event of such termination or resignation, Mr. Lang will receive (i) severance in a lump sum equal to 12 months of his then-current base salary, (ii) his pro rata target annual bonus for the year in which such termination or resignation occurs, (iii) up to 12 months of COBRA group health insurance continuation, and (iv) accelerated vesting of any time-based equity awards granted as to the portion that would have vested during the six-month period following the termination or resignation. Mr. Lang also received an initial option grant and is eligible for an incentive option grant under his employment agreement. Such options vest in accordance with the vesting schedules provided in the agreement, will be exercisable until the earlier of the options' expiration or six months following the termination or resignation and vest fully upon a change in control meeting certain conditions. The severance benefits are conditioned upon Mr. Lang signing and not revoking a separation agreement and release of claims by no later than the 45th day after the employment termination or resignation.

Timothy Morris, CFO, was employed under an ongoing at will contract and his employment was terminated effective October 24, 2023. If the Company terminated the employment without cause would provides a severance payment of 12 months base salary, and 12 months of health care costs. Timothy Morris received fixed remuneration of US$475,000 per annum.

Karen Adams, Vice President and Company Secretary, has an ongoing contract. The Company may terminate the employment agreement by providing three months' notice or providing payment in lieu of the notice period (based on the fixed component of remuneration). Karen Adams may resign from her position and thus terminate this contract by giving three months' notice.

The Company may terminate Karen Adams's contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the executive is only entitled to that portion of remuneration that is fixed and only up to the date of termination.

Judith Robertson, Chief Commercial Officer, has an ongoing contract and employment is at will. The Company may terminate the employment without cause which provides a severance payment of 12 months base salary and 12 months of health care costs.

The Company may terminate Judith Robertson's contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the executive is only entitled to that portion of remuneration that is fixed and only up to the date of termination.

Non-executive directors

The base non-executive director fee is US$75,000 per annum for the Chairman, US$50,000 per annum for other US-based non-executive directors, and A$65,700 per annum for all Australian-based non-executive directors. Base fees cover all main board activities. Membership of board committees attract the following fees: Chair Audit and Risk US$20,000, Chair of Nominations, Clinical and Remuneration US$10,000/A$13,140, and general committee fees of US$5,000/A$6,570 per annum.

Non-executive directors are not provided with retirement benefits.

The Company implemented a Non-Executive Director share and option plan (the "NED Plan") following its approval at the 2014 AGM. Approval of further grant of options to non-executive directors under the NED Plan was made at the 2018 AGM. Under the NED Plan, present and future non-executive directors may:

- Elect to receive newly issued ordinary shares (Shares) or options to acquire newly issued Shares in lieu of receiving some or all of their entitlement to their director's existing cash remuneration (in accordance with article 61.8 of the Company's constitution);

- Be awarded newly issued Shares or options to acquire newly issued Shares in lieu of additional cash remuneration in respect of services provided to the Company which in the opinion of the Board are outside the scope of the ordinary duties of the relevant director (in accordance with article 61.5 of the Company's constitution); and/or

Directors' Report (continued)

- Otherwise be awarded newly issued Shares or options to acquire newly issued Shares as part of the directors' remuneration in addition to any existing cash remuneration paid to directors (if any).

Advantages of the NED Plan are that it:

- Assists the Company in preserving its cash for use towards advancing the Company's lead molecule, OPT-302, through Phase 2 and Phase 3 clinical studies;

- Gives non-executive directors an opportunity to demonstrate their commitment and support for the Company through sacrificing some or all of their director's fees for shares or options in Opthea; and

- Provides the Company with further flexibility in the design of the directors' remuneration packages and in turn assists the Company with retaining existing directors and attracting new additional directors with the relevant experience and expertise, in both cases to further advance the prospects of the Company.

Directors' and executive officers' remuneration

Details of the nature and amount of each major element of remuneration of each director and key management personnel of the Company are:

			Short-Term	Short-Term	Post-Employ-ment	Long-Term	Termin-ation benefits	Share-based payment		
		Salary & Fees US$	Cash bonus[1] US$	Benefits[9] US$	Super-annu-ation/ 401k US$	Long Service Leave US$	Termin-ation Pay US$	Options US$	Total US$	Total perform-ance related %
Non-Executive directors:										
Jeremy Levin	2024	76,950	–	–	–	–	–	232,475	309,425	75%
	2023	75,000	–	–	–	–	–	350,472	425,471	82%
Lawrence Gozlan	2024	310,247	–	–	–	–	–	480,268	790,515	61%
	2023	230,644	–	–	–	–	–	493,665	724,309	68%
Julia Haller	2024	58,049	–	–	–	–	–	112,202	170,251	66%
	2023	59,464	–	–	–	–	–	267,948	327,412	82%
Susan Orr	2024	65,549	–	–	–	–	–	64,708	130,257	50%
	2023	58,928	–	–	–	–	–	147,267	206,195	71%
Quinton Oswald	2024	71,098	–	–	–	–	–	64,708	135,806	48%
	2023	55,096	–	–	–	–	–	147,267	202,363	73%
Sujal Shah[4]	2024	16,722	–	–	–	–	–	–	16,722	0%
	2023	–	–	–	–	–	–	–	–	0%
Michael Sistenich[3]	2024	–	–	–	–	–	–	–	–	0%
	2023	58,201	–	–	–	–	–	145,079	203,280	71%
Daniel Spiegelman[5]	2024	56,327	–	–	–	–	–	390,830	447,157	87%
	2023	75,000	–	–	–	–	–	487,695	562,695	87%
Anshul Thakral[2]	2024	60,852	–	–	–	–	–	42,866	103,718	41%
	2023	3,159	–	–	–	–	–	–	3,159	0%

Directors' Report (continued)

			Short-Term	Short-Term	Post-Employment	Long-Term	Termination benefits	Share-based payment		
		Salary & Fees US$	Cash bonus[1] US$	Benefits[9] US$	Superannuation/ 401k US$	Long Service Leave US$	Termination Pay US$	Options US$	Total US$	Total performance related %
Sub-total										
Non-executive directors	2024	715,794	–	–	–	–	–	1,388,057	2,103,851	66%
	2023	615,492	–	–	–	–	–	2,039,392	2,654,884	77%
Executive directors:										
Megan Baldwin	2024	399,470	144,446	–	58,259	–	–	757,529	1,359,704	56%
	2023	386,036	133,634	–	80,059	–	–	969,820	1,569,550	62%
Other Key Management Personnel:										
Fred Guerard[9]	2024	373,013	187,030	31,701	5,526	–	–	720,870	1,318,140	55%
	2023	–	–	–	–	–	–	–	–	–
Peter Lang[9]	2024	339,102	127,520	36,072	5,026	–	–	653,558	1,161,278	56%
	2023	–	–	–	–	–	–	–	–	–
Karen Adams	2024	231,693	42,447	–	30,230	–	–	161,798	466,168	35%
	2023	224,128	44,290	–	36,729	–	–	202,452	507,597	40%
Judith Robertson[8]	2024	413,400	148,824	37,264	4,252	–	–	111,355	715,095	16%
	2023	390,000	140,400	52,990	5,200	–	–	268,242	856,832	32%
Timothy Morris[6]	2024	160,340	–	1,319	–	–	475,000	(109,703)	526,956	(21%)
	2023	327,628	36,630	40,058	–	–	–	370,630	774,946	48%
Joel Naor[7]	2024	26,534	–	–	1,714	–	–	(468,848)	(440,600)	(106%)
	2023	450,000	–	57,259	15,180	–	–	370,935	893,374	42%
Totals	2024	2,659,346	650,267	106,356	105,007	–	475,000	3,214,616	7,210,592	45%
	2023	2,393,282	354,954	150,308	137,168	–	–	4,221,472	7,257,184	58%

1. Bonuses are paid in the financial year following the year in which they are earned.
2. Appointed June 7, 2023.
3. Resigned June 7, 2023.
4. Director appointed April 7, 2024.
5. Director resigned April 7, 2024.
6. Appointed CFO October 24, 2022. Terminated October 24, 2023.
7. Appointed CMO March 1, 2022. Resigned July 15, 2023.
8. Director resigned January 1, 2022, appointed CCO January 1, 2022.
9. CEO and CFO Appointed October 27, 2023.
10. Benefits are US Health Benefits paid for US staff only.

Equity instruments

All options refer to options over ordinary shares of Opthea Limited which are exercisable on a one-for-one basis under the Long-Term Incentive (LTIP) and Non-executive Director share and options (NED) plans.

Directors' Report (continued)

Options over equity instruments granted as compensation

Details of options over ordinary shares in the Company that were granted as compensation to KMP during the reporting period and details of options that vested during the reporting period are as follows:

Name	During the financial year	
	Number of options granted	Number of options vested[1]
Jeremy Levin	3,000,000	583,562
Megan Baldwin	3,000,000	583,562
Lawrence Gozlan	500,000	97,260
Anshul Thakral	1,000,000	194,521

1. Options that are vested during the financial year were originally granted in the year ended June 30, 2024.

Options Granted during the year have the following fair values at grant date, US$0.334 (A$0.525) for Dr. Thakral, Mr. Gozlan and Dr. Levin, and US$0.236 (A$0.37) for Dr. Baldwin with the following exercise price US$0.382 (A$0.60), and US$0.261 (A$0.41), respectively. All options expire on the earlier of their expiry date or termination of the individual's employment. Option vesting is conditional on the individual being employed or in office or continue with Board approval. The options vest over a straight line period of three years and are exercisable for a ten year period from grant date.

Performance rights over equity instruments granted as compensation

No performance rights over ordinary shares in the Company were granted as compensation to KMP during the reporting period.

American depository security options over equity instruments granted as compensation

Details of American depository security options over ordinary shares in the Company that were granted as compensation to KMP during the reporting period and details of ADS options that vested during the reporting period are as follows:

Name	During the financial year	
	Number of options granted	Number of options vested
Fred Guerard	1,400,000	–
Fred Guerard (incentive)	600,000	–
Peter Lang	1,300,000	–
Peter Lang (incentive)	300,000	–

American depository securities options granted during the year have the following fair value at grant date US$1.110 and US$0.691 for Incentive grant, both with an exercise price of US$1.66 for all. All ADS options have an expiry of 10 years or termination date of the individual's employment. ADS options vesting is conditional on the individual being employed or in office. The incentive options will vest on the earlier of (x) the occurrence of certain corporate transactions or (y) the Company achieving a specified market capitalization, as determined by the Company's board of directors.

Exercise of options granted as compensation

During 2024, there were no shares issued to KMP on the exercise of options previously granted as compensation.

During 2023, 2,033,852 shares were issued to KMP on the exercise of 6,000,000 of options previously granted as compensation.

During 2023, 4,500,000 options were exercised by key management personnel using the cashless exercise mechanism available under the LTIP and NED Plans. On the exercise of the options, the Company issued 533,852 ordinary shares.

The number of shares was determined by the value calculated between the market price of the shares (based on a volume weighted average price ("VWAP") for the 5 trading days prior to exercise date) of A$0.9708 for 4,500,000 options and A$0.855 exercise price for 1,500,000 options.

Directors' Report (continued)

Details of options affecting current and future remuneration

Details of vesting profiles of the options held by each KMP of the Company are:

	Number of options	Grant date	% Vested	% Forfeited[1]	Financial years in which grant vests	Vesting conditions
Megan Baldwin						Continued service
	3,000,000	November 16, 2022	54%	0%	July 1, 2023-2026	
	3,000,000	November 30, 2023	19%	0%	July 1, 2023-2026	
Jeremy Levin						Continued service
	750,000	January 19, 2021	100%	0%	July 1, 2020	
	750,000	January 19, 2021	100%	0%	July 1, 2021	
	750,000	January 19, 2021	100%	0%	July 1, 2022	
	750,000	January 19, 2021	100%	0%	July 1, 2023	
	3,000,000	November 30, 2023	19%	0	July 1, 2023-2026	
Michael Sistenich	1,500,000	November 16, 2022	54%	0%	July 1, 2023-2026	Board Approved
Daniel Spiegelman	500,000	October 12, 2020	100%	0%	July 1, 2020	Board Approved
	500,000	October 12, 2020	100%	0%	July 1, 2021	
	500,000	October 12, 2020	100%	0%	July 1, 2022	
	500,000	October 12, 2020	100%	0%	July 1, 2023	
	2,000,000	November 16, 2022	54%	0%	July 1, 2023-2026	
Lawrence Gozlan	500,000	October 12, 2020	100%	0%	July 1, 2020	Continued service
	500,000	October 12, 2020	100%	0%	July 1, 2021	
	500,000	October 12, 2020	100%	0%	July 1, 2022	
	500,000	October 12, 2020	100%	0%	July 1, 2023	
	2,000,000	November 16, 2022	54%	0%	July 1, 2023	
	500,000	November 30, 2023	19%	0%	July 1, 2023-2026	
Julia Haller	500,000	October 19, 2021	100%	0%	July 1, 2021	Continued service
	500,000	October 19, 2021	100%	0%	July 1, 2022	
	500,000	October 19, 2021	100%	0%	July 1, 2023	
	500,000	October 19, 2021	0%	0%	July 1, 2024	
Susan Orr	250,000	April 24, 2022	100%	0%	July 1, 2022	Continued service
	250,000	April 24, 2022	100%	0%	July 1, 2023	
	250,000	April 24, 2022	100%	0%	July 1, 2024	
	250,000	April 24, 2022	0%	0%	July 1, 2025	
Quinton Oswald	250,000	April 24, 2022	100%	0%	July 1, 2022	Continued service
	250,000	April 24, 2022	100%	0%	July 1, 2023	
	250,000	April 24, 2022	100%	0%	July 1, 2024	
	250,000	April 24, 2022	0%	0%	July 1, 2025	

1. The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to vesting criteria not being achieved.

Directors' Report (continued)

	Number of options	Grant date	% Vested	% Forfeited[1]	Financial years in which grant vests	Vesting conditions
Anshul Thakral						Continued service
	1,000,000	November 30, 2023	19%	0%	July 1, 2023-2026	
Judith Robertson						Continued service
	500,000	October 19, 2021	100%	0%	July 1, 2021	
	500,000	October 19, 2021	100%	0%	July 1, 2022	
	500,000	October 19, 2021	100%	0%	July 1, 2023	
	500,000	October 19, 2021	0%	0%	July 1, 2024	
Karen Adams						Continued service
	200,000	June 6, 2022	100%	0%	July 1, 2022	
	200,000	June 6, 2022	100%	0%	July 1, 2023	
	200,000	June 6, 2022	100%	0%	July 1, 2024	
	200,000	June 6, 2022	0%	0%	July 1, 2025	
	200,000	October 10, 2023	0%	0%	July 1, 2024	
	200,000	October 10, 2023	0%	0%	July 1, 2025	
	200,000	October 10, 2023	0%	0%	July 1, 2026	
	200,000	October 10, 2023	0%	0%	July 1, 2024	

1. The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to vesting criteria not being achieved.

Details of performance rights affecting current and future remuneration

Details of vesting profiles of the Performance rights held by each KMP of the Company are:

	Number of rights	Grant date	% Vested	% Forfeited[1]	Financial years in which grant vests	Vesting conditions
Megan Baldwin						Continued service
	100,000	October 19, 2021	100%	0%	July 1, 2022	
	100,000	October 19, 2021	100%	0%	July 1, 2023	Continued service
	100,000	October 19, 2021	0%	0%	July 1, 2024	Continued service
	150,000	October 19, 2021	100%	0%	July 1, 2024	KPIs
	150,000	October 19, 2021	100%	0%	July 1, 2024	KPIs
	400,000	October 19, 2021	0%	0%	July 1, 2024	KPIs
	400,000	October 19, 2021	0%	0%	July 1, 2024	KPIs
	200,000	October 19, 2021	0%	0%	July 1, 2024	KPIs
	500,000	November 16, 2022	100%	0%	July 1, 2023	Continued service
Karen Adams						Continued service
	150,000	November 16, 2022	100%	0%	July 1, 2023	
Lawrence Gozlan						Continued service
	500,000	November 16, 2022	100%	0%	July 1, 2023	
Daniel Spiegelman						Board Approved
	150,000	November 16, 2022	100%	0%	July 1, 2023	

1. The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to vesting criteria not being achieved.

Directors' Report (continued)

Details of ADS options affecting current and future remuneration

Details of vesting profiles of the ADS options held by each KMP of the Company are:

	Number of ADS options	Grant date	% Vested	% Forfeited[1]	Financial years in which grant vests	Vesting conditions
Timothy Morris	75,000	October 24, 2022	0%	0%	July 1, 2023	Until expiry
	75,000	October 24, 2022	0%	100%	July 1, 2024	Continued service
	75,000	October 24, 2022	0%	100%	July 1, 2025	Continued service
	75000	October 24, 2022	0%	100%	July 1, 2026	Continued service
Joel Naor	75,000	March 1, 2023	100%	0%	July 1, 2022	Until expiry
	6,250 monthly for 36 months	April 1, 2023 – Mar 1, 2026	8%	92%	July 1, 2023 – 2026	Until expiry
Fred Guerard	350,000	October 27, 2023	0%	0%	July 1, 2024	Continued service
	43,750 monthly for 24 months	October 27 2023	0%	0%	July 1, 2024	Continued service
	600,000	October 27, 2023	0%	0%	July 1, 2027 – July 1, 2028	Continued service Performance Based
Peter Lang	325,000	October 27, 2023	0%	0%	July 1, 2024	Continued service
	40,625 monthly for 24 months	October 27, 2023	0%	0%	July 1, 2024	Continued service
	300,000	October 27, 2023	0%	0%	July 1, 2027 – July 1, 2028	Continued service Performance Based

1. The percentage forfeited in the year represents the reduction from the maximum number of options available to vest due to vesting criteria not being achieved.

Options over equity instruments

The movement during the reporting period by number of rights and options over ordinary shares in Opthea Limited held directly, indirectly or beneficially, by each KMP, including their related parties, is as follows:

Number of options:		Held at July 1	Granted as compensation	Options exercised	Lapsed	Forfeited	Held at June 30	Vested during the year	Vested and exercisable
Jeremy Levin	2024	3,000,000	3,000,000	–	–	–	6,000,000	1,333,562	3,583,562
	2023	3,000,000	–	–	–	–	3,000,000	750,000	2,250,000
Megan Baldwin	2024	3,000,000	3,000,000	–	–	–	6,000,000	1,586,301	2,205,479
	2023	3,000,000	3,000,000	3,000,000	–	–	3,000,000	619,178	619,178

Directors' Report (continued)

Number of options:		Held at July 1	Granted as compen-sation	Options exercised	Lapsed	Forfeited	Held at June 30	Vested during the year	Vested and exercisable
Lawrence Gozlan	2024	4,000,000	500,000	–	–	–	4,500,000	1,265,753	3,178,539
	2023	2,000,000	2,000,000	–	–	–	4,000,000	912,785	1,912,785
Julia Haller	2024	2,000,000	–	–	–	–	2,000,000	500,000	1,500,000
	2023	2,000,000	–	–	–	–	2,000,000	500,000	1,000,000
Susan Orr	2024	1,000,000	–	–	–	–	1,000,000	250,000	750,000
	2023	1,000,000	–	–	–	–	1,000,000	250,000	500,000
Quinton Oswald	2024	1,000,000	–	–	–	–	1,000,000	250,000	750,000
	2023	1,000,000	–	–	–	–	1,000,000	250,000	500,000
Michael Sistenich	2024	1,500,000	–	–	–	–	1,500,000	501,370	810,959
	2023	1,500,000	1,500,000	1,500,000	–	–	1,500,000	309,589	309,589
Daniel Spiegelman	2024	4,000,000	–	–	–	–	4,000,000	1,168,495	3,081,280
	2023	2,000,000	2,000,000	–	–	–	4,000,000	912,785	1,912,785
Anshul Thakral	2024	–	1,000,000	–	–	–	1,000,000	194,521	194,521
	2023	–	–	–	–	–	–	–	–
Other executives:									
Karen Adams	2024	800,000	800,000	–	–	–	1,600,000	200,000	600,000
	2023	800,000	–	–	–	–	800,000	200,000	400,000
Judith Robertson	2024	2,000,000	–	–	–	–	2,000,000	500,000	1,500,000
	2023	2,000,000	–	–	–	–	2,000,000	500,000	1,000,000
Total	2024	22,300,000	8,300,000	–	–	–	30,600,000	7,750,002	18,154,340
	2023	18,300,000	8,500,000	4,500,000	–	–	22,300,000	5,204,337	10,404,337

Number of performance rights		Held at July 1	Granted as compen-sation	Rights exercised	Lapsed	Forfeited	Held at June 30	Vested during the year	Vested and exercisable
Megan Baldwin	2024	2,100,000	–	–	–	–	2,100,000	515,753	860,274
	2023	1,600,000	500,000	–	–	–	2,100,000	203,196	272,785
Lawrence Gozlan	2024	500,000	–	–	–	–	500,000	167,124	270,320
	2023	–	500,000	–	–	–	500,000	103,196	103,196
Daniel Spiegelman	2024	150,000	–	–	–	–	150,000	150,000	150,000
	2023	–	150,000	–	–	–	150,000	30,959	30,959
Karen Adams	2024	150,000	–	–	–	–	150,000	50,137	81,096
	2023	–	150,000	–	–	–	150,000	30,959	30,959
Total	2024	2,900,000	–	–	–	–	2,900,000	854,887	1,292,786
	2023	1,600,000	1,300,000	–	–	–	2,900,000	368,311	437,900

Directors' Report (continued)

Number of ADS options		Held at July 1	Granted as compen-sation	ADS options exercised	Lapsed	Forfeited	Held at June 30	Vested during the year	Vested and exercisable
Fred Guerard	2024	–	2,000,000	–	–	–	2,000,000	–	–
	2023	–	–	–	–	–	–	–	–
Peter Lang	2024	–	1,600,000	–	–	–	1,600,000	–	–
	2023	–	–	–	–	–	–	–	–
Timothy Morris	2024	300,000	–	–	–	225,000	75,000	75,000	75,000
	2023	–	300,000	–	–	–	300,000	–	–
Joel Naor	2024	300,000	–	–	–	206,250	93,750	–	93,750
	2023	300,000	–	–	–	–	300,000	93,750	–
Total	2024	600,000	3,600,000	–	–	431,250	3,768,750	75,000	168,750
	2023	300,000	300,000	–	–	–	600,000	93,750	–

Key management personnel transactions

Movements in shares

The movement during the reporting period in the number of ordinary shares in Opthea Limited held, directly, indirectly or beneficially, by each KMP including their related parties is as follows:

Number of Ordinary Shares:		Balance at beginning of period July 1	Granted as remuneration	On Exercise of Quoted Options	Purchased in the year	Sold during the year	Balance at end of period June 30
Non-executive directors							
Jeremy Levin	2024	31,496	–	–	–	–	31,496
	2023	–	–	–	31,496	–	31,496
Lawrence Gozlan	2024	1,877,357	–	–	–	–	1,877,357
	2023	1,877,357	–	–	–	–	1,877,357
Julia Haller	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Susan Orr	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Quinton Oswald	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Sujal Shah	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Michael Sistenich (resigned June 7, 2023)	2024	1,411,048	–	–	–	–	1,411,048
	2023	1,233,097	–	177,951	–	–	1,411,048
Daniel Spiegelman	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Anshul Thakral	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–

Directors' Report (continued)

Number of Ordinary Shares:		Balance at beginning of period July 1	Granted as remuneration	On Exercise of Quoted Options	Purchased in the year	Sold during the year	Balance at end of period June 30
Executives							
Fred Guerard[1]	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Peter Lang[1]	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Megan Baldwin	2024	4,195,299	–	–	–	4,000,000	195,299
	2023	3,839,398	–	355,901	–	–	4,195,299
Karen Adams	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Judith Robertson	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Timothy Morris[2]	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Joel Naor	2024	–	–	–	–	–	–
	2023	–	–	–	–	–	–
Total	2024	7,515,200	–	–	–	4,000,000	3,515,200
	2023	6,949,852	–	533,852	31,496	–	7,515,200

1. Appointed CEO and CFO October 27, 2023.
2. Appointed CFO October 24, 2022 terminated October 24, 2023.

This report has been signed in accordance with a resolution of the directors made pursuant to S.298 (2) of the *Corporations Act 2001* on August 30, 2024.

For and on behalf of the board:



Jeremy Levin
Chairman of the Board of Directors
Opthea Limited

Melbourne
August 30, 2024

Financial Report

Contents

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended June 30, 2024

	Note	2024 US$	2023 US$
Revenue	7	124,666	108,406
Other income	8	137,193	276,869
Research and development expenses (includes amounts paid to related parties $3,042,762, 2023: $900,000)[1]	9	(176,326,321)	(128,828,888)
Administrative expenses[1]	10	(15,778,271)	(21,582,181)
Total operating expense		**(192,104,592)**	**(150,411,069)**
Operating Loss		**(191,842,733)**	**(150,025,794)**
Finance income	11	3,394,726	3,227,496
Interest expense on DFA*	12	(30,263,042)	(13,462,160)
Gain on remeasurement of financial liability – DFA[2]	13	387,284	12,302,160
Fair value loss on derivatives – investor options	14	(11,223,535)	–
Net foreign exchange loss	15	(107,001)	(489,137)
Loss before income tax		**(229,654,301)**	**(148,447,435)**
Income tax benefit	16	9,412,196	5,926,350
Loss for the year		**(220,242,105)**	**(142,521,085)**
Other comprehensive income			
Other comprehensive income for the year, net of tax		–	–
Total comprehensive loss for the year		**(220,242,105)**	**(142,521,085)**
Loss for the year is attributable to:			
Owners of the Company	31	(220,242,105)	(142,521,08)
		(220,242,105)	**(142,521,085)**
Total comprehensive loss for the year is attributable to:			
Owners of the Company		(220,242,105)	(142,521,085
Total net loss for the year		**(220,242,105)**	**(142,521,085)**
Loss per share attributable to the owners of the Company:			
– Basic and diluted loss per share (cents)	17	(34.51)	(32.20)

*   Development Funding Agreement ("DFA").

1.   Figures have been represented as described in Note 3.

2.   In the current year, the description of this amount has been changed as described in Note 13.

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated Statement of Financial Position

At June 30, 2024

	Note	2024 US$	2023 US$
Assets			
Current assets			
Cash and cash equivalents	18	172,471,346	89,188,713
Current tax receivable	16	10,398,039	5,926,350
Receivables	19	1,426,400	636,564
Prepayments (includes amounts owed by related parties $2,724,238 (2023: $nil))	20	3,896,779	2,634,671
Total current assets		**188,192,564**	**98,386,298**
Non-current assets			
Equipment		47,725	33,035
Right-of-use asset	21	84,226	168,451
Prepayments (includes amounts owed by related party $450,000 (2023: $nil))	22	466,701	53,535
Total non-current assets		**598,652**	**255,021**
Total assets		**188,791,216**	**98,641,319**
Liabilities			
Current liabilities			
Payables	23	38,104,421	17,891,854
Lease liabilities	26	93,033	97,485
Derivative financial liabilities – investor options	25	24,840,456	–
Provisions	24	1,017,748	753,300
Total current liabilities		**64,055,658**	**18,742,639**
Non-current liabilities			
Lease liabilities	29	–	84,226
Financial liabilities – DFA (includes amounts due to a related party $141,554,653, 2023: $85,660,000)	27	200,535,758	85,660,000
Provisions	28	9,877	7,631
Total non-current liabilities		**200,545,635**	**85,751,857**
Total liabilities		**264,601,293**	**104,494,497**
Net assets		**(75,810,077)**	**(5,853,178)**
Equity			
Contributed equity	30	466,084,145	320,883,552
Accumulated losses	31	(579,704,543)	(359,462,438)
Reserves	31	37,810,321	32,725,708
Total equity		**(75,810,077)**	**(5,853,178)**

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity

For the year ended June 30, 2024

	Note	Contributed equity US$	Share-based payments reserve US$	Fair value of investments reserve US$	FX translation reserve US$	Accumulated losses US$	Total equity US$
As at July 1, 2022		**235,277,217**	**8,466,706**	**1,085,411**	**20,089,163**	**(216,941,353)**	**47,977,144**
Loss for the year*		–	–	–	–	(142,521,085)	(142,521,085)
Total comprehensive income and expense for the period		–	–	–	–	(142,521,085)	(142,521,085)
Issuance of ordinary shares		81,815,357	–	–	–	–	81,815,357
Recognition of share-based payment	38	–	5,834,686	–	–	–	5,834,686
Issue of ordinary shares on the exercise of options	30	3,790,978	(2,750,258)	–	–	–	1,040,720
Balance at June 30, 2023		**320,883,552**	**11,551,134**	**1,085,411**	**20,089,163**	**(359,462,438)**	**(5,853,178)**
As at July 1, 2023		**320,883,552**	**11,551,134**	**1,085,411**	**20,089,163**	**(359,462,438)**	**(5,853,178)**
Loss for the year*		–	–	–	–	(220,242,105)	(220,242,105)
Total comprehensive income and expense for the period		–	–	–	–	(220,242,105)	(220,242,105)
Issuance of ordinary shares in September 2023 net of issuance costs $4,764,890 (includes issuance costs paid to related party of $125,000)		50,273,023	–	–	–	–	50,273,023
Issuance of ordinary share in June 2024 net of issuance costs of $8,903,734		94,926,676	–	–	–	–	94,926,676
Issue of ordinary shares on exercise of options from equity financing		894	–	–	–	–	894
Recognition of share-based payment	38	–	5,084,613	–	–	–	5,084,613
Balance at June 30, 2024		**466,084,145**	**16,635,747**	**1,085,411**	**20,089,163**	**(579,704,543)**	**(75,810,077)**

* Amounts are after tax.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated Statement of Cash Flows

For the year ended June 30, 2024

	Note	2024 US$	2023 US$
Cash flows from operating activities			
Interest received		3,276,909	3,121,594
Royalty and license income received		209,487	3,826
Grant and other income		137,193	276,869
Payment of lease interest		(5,660)	(17,148)
Payments to suppliers, employees and for research & development and intellectual property costs (inclusive of GST)		(170,559,633)	(130,292,806)
Research and development tax incentive scheme credit received in cash		5,926,350	6,299,286
Net cash flows used in operating activities	34	(161,015,354)	(120,608,379)
Cash flows from investing activities			
Purchase of equipment		(33,489)	(21,954)
Net cash flows used in investing activities		(33,489)	(21,954)
Cash flows from financing activities			
Payment of lease liabilities		(88,679)	(70,966)
Proceeds on issue of shares, net of issuance costs	30	158,817,514	81,815,358
Net proceeds under the DFA	27	85,000,000	84,500,000
Cash received for ordinary shares issued on exercise of options under LTIP	30	–	1,040,718
Net cash flows provided by financing activities		243,728,835	167,285,110
Net increase in cash and cash equivalents		82,679,992	46,654,777
Effects of exchange rate changes on the balance of cash held in foreign currencies		602,641	(2,097,357)
Cash and cash equivalents at beginning of year		89,188,713	44,631,293
Cash and cash equivalents at the end of the year	**18**	**172,471,346**	**89,188,713**

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements

1. Reporting Entity

Opthea Limited (the Company) is a listed public company incorporated in Australia. The address of its registered office and principal place of business is: Suite 0403, Level 4, 650 Chapel Street, South Yarra, VIC 3141, Australia. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the Group).

The Group's principal activity is the research and development phase of new drugs for the treatment of eye diseases.

2. Basis of accounting

These financial statements are general purpose financial statements which have been prepared in accordance with the *Corporations Act 2001*, Australian Accounting Standards and Interpretations, and comply with other requirements of the law.

The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.

Compliance with Australian Accounting Standards ensures that the financial statements and notes of the Company and the Group comply with International Financial Reporting Standards (IFRS Accounting Standards).

The financial statements were authorized for issue by the directors on August 30, 2024.

Going Concern

The consolidated financial statements have been prepared on the going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business.

For the full year ended June 30, 2024, the Group incurred a loss after income tax of $220,242,105 (2023: $142,521,085) and had net cash outflows from operating activities of $161,015,354 (2023: $120,608,379). As of June 30, 2024, the Group had cash and cash equivalents of $172,471,346 (June 2023: $89,188,713), net current assets of $124,136,906 (June 2023: $79,643,659) and was in a net liability position of $75,810,077 (June 2023: net liability $5,853,178).

The Group expects that the cash on hand at June 30, 2024 of $172.5 million, along with net proceeds from the Retail Entitlement Offer which closed in July 2024, will be able to fund its operations into the third calendar quarter of 2025 and that such proceeds will also be sufficient to fully fund all anticipated costs of the Phase 3 clinical trials to 52-week topline data, expected in early second quarter calendar 2025 for COAST trial and in mid-calendar year 2025 for ShORe trial. While sufficient funds are available through the third calendar quarter of 2025, the Group will need to raise significant additional funds to complete both trials' two-year efficacy and safety phase, file a biologics license application with the FDA and EMA, potentially launch sozinibercept, if approved, and meet the obligations under the Amended & Restated Development Funding Agreement ("DFA"). As the Group is still in the research and development phase, the ability of the Group to continue its development activities as a going concern is dependent on it deriving sufficient cash from debt and equity investors.

The Group does not have any committed external source of funds and expects to finance future cash needs through the exercise of outstanding registered investor options, public or private equity financings, or potential collaborations within select regions such as the U.S., E.U., Australia, or rest of world markets, to leverage greater market exposure and to commercialize sozinibercept for wet AMD.

As part of both equity financings in August/September 2023 and June/July 2024, investors in these equity capital raises received investor options ("Investor Options"). These Investor Options are registered and trade on the Australian Securities Exchange ("ASX"). Currently on issue are approximately 97.8 million 2023 Investor Options with an exercise price of A$0.80 and an expiry of August 31, 2025, and approximately 189.4 million 2024 Investor Options with an exercise price of A$1.00 and an expiry of June 30, 2026. Option holders can exercise their options and pay the cash proceeds to Opthea to secure their ordinary shares at any time before expiry. Assuming the holders exercise all their options, Opthea will receive approximately $50.9 million and $123.1 million in gross cash proceeds from the 2023 and 2024 Investor Options, applying current foreign exchange rates between the period August 30, 2024 to June 30, 2026. These options are considered uncommitted funding at the date of the approval of these financial statements. Refer to Note 14 and 25 for details of how Investor Options are accounted for.

Notes to the Consolidated Financial Statements (continued)

Opthea has a US$350.0 million shelf of American Depositary Shares ("ADS") on file with the Securities and Exchange Commission ("SEC") which it can draw upon in the U.S. market until its expiry in February 2025. Under this shelf, Opthea may offer and sell up to US$75.0 million of its ordinary shares in the form of ADSs through Jefferies, with each ADS representing eight ordinary shares (the "At the Market Program" or "ATM Program"). Opthea has not sold any ordinary shares under the ATM Program and the ability to raise capital under this program is subject to market conditions and is not guaranteed.

The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to the DFA Investors in the event it anticipates that it may not meet the requirement. Under such a notification, the DFA investors have the option, but not the obligation, to contribute additional funds under the existing DFA terms if the Group cannot sufficiently raise capital in a timely manner. Based on the cash flow forecast and in the absence of any capital raises or other sources of funding, the Group is expected to be below this requirement prior to the third calendar quarter 2025 and would therefore trigger a notification to the DFA Investors.

In certain instances which may result upon the termination of the DFA, the Group will be obligated to pay the DFA investors several multiples of the amounts paid to the Group under the financing agreement. At June 30, 2024, the Group remains in compliance with the DFA and no such instances have occurred or are expected to occur.

The Directors and management have considered the cash flow forecasts including the funding requirements of the business. They have also considered the Group's key risks and uncertainties affecting the likely development of the business, as well as the progress of the clinical trials. On February 14, 2024, the Group announced that it had completed enrollment the COAST Phase 3 trial and completion of enrollment of the ShORe Phase 3 trial was announced on May 28, 2024. The completion of the enrollments of these trials was a critical milestone in the Company's plans to commercialize sozinibercept for wet AMD.

While the Group can manage the timing of expected future cash outflows, any material changes to the Group's forecasts may impact the progress of the clinical trials and the timing of regulatory approval. The Group has a history of successfully raising capital to fund its ongoing operations, including a $58.2 million private placement and rights equity offering in August/September of 2023, securing the additional US$50.0 million option under the Amended DFA in December 2023, and a US$151.9 million private placement and rights equity offering in June/July of 2024 (of which $114.3 million was received prior to June 30, 2024).

Based on this assessment, the Directors and management believe that the Group has adequate funding between its existing funds and the funds it is reasonably likely able to raise to continue normal activities, realize its assets, and settle its liabilities in the normal course of business. Accordingly, the directors have prepared the consolidated financial statements on the going concern basis.

There is no guarantee that sufficient funds will be able to be raised to finance operations for twelve months from the issuance of these consolidated financial statements. Therefore, a material uncertainty exists that may cast significant doubt as to whether the Group will continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

3. Summary of accounting policies

The consolidated financial statements have been prepared using the material accounting policies and measurement bases summarized below.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial liabilities, which have been measured at fair value. All amounts are presented in United States dollars unless otherwise stated.

Notes to the Consolidated Financial Statements (continued)

Change in presentation

i. Research and Development and Administrative expenses

In the current financial year the Group changed its presentation in the consolidated statement of profit or loss and other comprehensive income to reflect expenses by business function. As part of this change, it was identified that certain insurance and employee costs should be reclassified from Administration expenses to Research and Development expenses to better reflect the full nature of the Research and Development expenses. These adjustments represent reclassifications within operating expenses and had no effect on the operating loss and total loss for the year. Prior year comparative amounts have been reclassified which resulted in $6.7 million of expenses being reclassified from Administration expenses to Research and Development expenses.

ii. Adjustment of December 31, 2023 derivative financial liability

At June 30, 2024, the consolidated statement of profit or loss and other comprehensive income includes an $11.2 million Fair value loss on derivatives – investor options. This figure includes a $5.6 million Fair value loss on derivatives – investor options that was not previously reported in the December 31, 2023 interim financial statements relating to Investor options issued in September 2023. The corresponding financial liability relating to these investor options as at December 31, 2023 was $8.7 million. In the interim financial statements, this amount was presented within equity, not as a financial liability. These amounts have been fully recognized in the consolidated financial statements for the year ended June 30, 2024, and the amounts will be reflected in the comparatives included in the December 31, 2024 interim financial statements.

	As previously reported – December 31, 2023	Adjustment	As adjusted – December 31, 2023
Fair value loss on derivatives – investor options	–	$5,499,738	$5,499,738
Loss before tax	$101,223,489	$5,499,738	$106,723,227
Derivative financial liabilities – investor options	–	($8,662,603)	($8,662,603)
Contributed equity	$374,320,334	($3,162,865)	$371,157,469
Accumulated losses	($455,647,868)	($5,499,738)	($461,147,606)
Total equity	($46,913,724)	($8,662,603)	($55,576,327)
Basic and diluted loss per share (cents)	(16.23)	(0.95)	(17.18)

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved when the Company:

- Has power over the investee;
- Is exposed, or has rights, to variable returns from its involvement with the investee; and
- Has the ability to use its power to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Foreign currency translation

i. Functional and presentation currency

The functional and presentation currency of the Group is United States dollars (US$).

Notes to the Consolidated Financial Statements (continued)

ii. Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Financial assets and liabilities

Recognition and derecognition of financial assets

Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace are recognized on the trade date, i.e., the date that the Group commits to purchase the asset. Financial assets are derecognized when the right to receive cash flows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognizes the asset if it has transferred control of the assets.

When financial assets are recognized initially, they are measured at fair value, plus directly attributable transaction costs.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Finance income

Almost all of the Group's finance income is earned on short-term bank deposits, and as such, finance income is recognized when the Group's right to receive the payment is established.

Payables

Payables are carried at amortized cost and due to their short-term nature, they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

The amounts are unsecured and are usually paid within 30 days of recognition.

Financial liabilities – DFA

Financial liabilities are recognized in the Group's statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisitions or issue of financial liabilities (other than financial liabilities at fair value through profit or loss) are deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Subsequent measurement of the liability will be at its amortized cost, subject to any re-measurement of the obligation for changes in assumptions which would be recognized through the consolidated statement of profit or loss and other comprehensive income.

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of the financial liability.

Interest expense is recognized in profit and loss and is included in the "Interest expense on DFA" line item.

Notes to the Consolidated Financial Statements (continued)

Derivative financial liabilities – investor options

Derivative financial liabilities relate to investor options and are recognized in the Group's statement of financial position when the Group becomes a party to the contractual provisions of the instrument. These options are considered a derivative as these are options with an exercise price denominated in a currency that differs from an entity's functional currency and where certain existing equity investors were not offered to participate in the equity raise on a pro rata basis. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss Transaction costs that are directly attributable to the issue of derivative financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Transaction costs are allocated between the instruments issued based on the proportionate fair value.

At every reporting period, the Company reviews the fair value of the investor option which can be measured against the current trading value of the options on ASX. It is expected that a revaluation will result in a non-cash gain or loss depending on the closing trading price of the options. Revaluation gains or losses are recognized on the Profit and Loss statement with a corresponding adjustment recorded to the liability. The gains or losses are unrealized.

Equipment

Equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over their useful economic lives as follows:

- Equipment and furniture – 3 to 10 years; and
- Leasehold improvements – 8 years or the term of the lease if shorter.

The assets' residual values, useful lives and amortization methods are reviewed, and adjusted if appropriate, at each financial year end.

An item of plant and equipment is derecognized upon disposal or when no further economic benefits are expected from its use or disposal.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from the development expenditure on an internal project will only be recognized when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. The Company considers that the capitalization may only be considered after regulatory approval.

As of June 30, 2024 and 2023, the Group is in the research phase and has not capitalized any development costs to date.

Provisions and employee benefits

i. Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognized in current provisions in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non-accumulating sick leave are recognized when the leave is taken and are measured at the rate paid or payable.

ii. Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Notes to the Consolidated Financial Statements (continued)

Share-based payment transactions

The Group provides benefits to directors and employees (including key management personnel) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Binomial models are used to value the options issued.

The cost of the equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are considered achievable (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

The charge to profit or loss for the period is the cumulative amount less the amounts already charged in previous periods. There is a corresponding credit to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Transaction costs are allocated between the instruments issued based on the proportionate fair value.

Revenue recognition

License revenue in connection with licensing of the Group's intellectual property (including patents) to customers is recognized as a right to use the Group's intellectual property as it exists at the point in time in which the license is granted. This is because the contracts for the license of intellectual property are distinct and do not require, nor does the customer reasonably expect, that the Group will undertake further activities that significantly affect the intellectual property to which the customer has the rights. Although the Group is entitled to sales-based royalties from the eventual sales of goods and services to third parties using the intellectual property licensed, these royalty arrangements do not in themselves indicate that the customer would reasonably expect the Group to undertake such activities, and no such activities are undertaken or contracted in practice. Accordingly, the promise to provide rights to the Group's intellectual property is accounted for as a performance obligation satisfied at a point in time.

The following consideration is received in exchange for licenses of intellectual property:

- Up-front license fees – these are fixed amounts and are recognized at the point in time when the Group transfers the intellectual property to the customer.
- Sales-based royalties – these are variable consideration amounts promised in exchange for the license of intellectual property and are recognized when the sales to third parties occur given the performance obligation to transfer the intellectual property to the customer is already satisfied.

During the years ended June 30, 2024 and 2023, the Group's only revenue related to sales-based royalties.

Income tax

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income.

The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Notes to the Consolidated Financial Statements (continued)

Research and development tax incentive

The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies with annual aggregated revenue of less than A$20 million can receive cash amounts equal to 43.5% of eligible research and development expenditures from the Australian Taxation Office (ATO). The R&D Tax Incentive Scheme incentive relates to eligible expenditure incurred in Australia and, under certain circumstances, overseas on the development of the Group's lead candidate, sozinibercept. The R&D tax incentive is applied annually to eligible expenditure incurred during the Group's financial year following annual application to AusIndustry, an Australian governmental agency, and subsequent filing of its Income Tax Return with the ATO after the financial year end.

The Group estimates the amount of R&D tax incentive after the completion of the financial year based on eligible Australia and overseas expenditures incurred during that year.

The Group has presented incentives in respect of the R&D Tax Incentive Scheme within income tax benefit in the Statement of Profit or Loss and Other Comprehensive Income by analogizing with AASB 112 *Income Taxes*.

Deferred tax

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, does not give rise to equal taxable and deductible temporary difference.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax assets (or credits) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at balance date.

Income taxes relating to items recognized directly in equity are recognized directly in equity and not in profit or loss.

Tax consolidation legislation

Tax consolidation is a system adopted by the ATO that treats a group of entities as a single entity for tax purposes. Opthea Limited and its 100% owned Australian domiciled subsidiary formed a tax consolidated group effective July 1, 2003. The head entity, Opthea Limited, and its controlled entity, Vegenics Pty Ltd, are current members of the tax consolidated group and account for their own current and deferred tax amounts. Members of the tax consolidated group have adopted the "separate taxpayer within group" method to allocate the current and deferred tax amounts to each entity within the Group.

This method requires adjustments for transactions and events occurring within the tax consolidated group that do not give rise to a tax consequence for the Group or that have a different tax consequence at the level of the Group.

The head entity, which is the parent entity, in assuming the net unused tax losses and unused relevant tax credits, has recognized reductions to investments in subsidiaries and where the amount of tax losses assumed is in excess of the carrying value of the investment, the parent has recognized the difference as a distribution from subsidiaries in profit or loss.

Notes to the Consolidated Financial Statements (continued)

Other taxes

Revenues, expenses, assets and liabilities are recognized net of the amount of GST except:

- When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

4. Critical accounting judgments and key sources of estimation uncertainty

In applying the Group's accounting policies, management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgments, estimates and assumptions.

Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

4.1 Critical judgments in applying accounting policies

Research and development costs

The majority of Opthea's expenditure is incurred as a result of clinical trials for sozinibercept. During the years ended June 30, 2024 and 2023, Opthea progressed Phase 3 wet age-related macular degeneration (wet AMD) trials. A key measure of Opthea's performance is the level of expenditure incurred on the research of sozinibercept.

Judgment is required in relation to:

- The classification of expenses in the income statement between research and development costs and operating expenses; and

- Whether costs relate to R&D, and consequently if they meet the capitalization criteria under AASB 38 *Intangible Assets*.

The directors have determined that the Group is still in a research phase and accordingly, no development costs have been capitalized as of June 30, 2024 and 2023. The development costs may be considered for capitalization post receiving regulatory approval.

DFA

The Group's accounting policy for DFA requires judgment around the determination of it having the characteristics of a debt instrument. The payments received under the DFA have been recorded as a financial liability in the Group's consolidated statement of financial position. The Company exercised significant judgement in accounting for the amended DFA, including consideration of whether the amended DFA resulted in a modification of the original loan. The Company concluded that the amended DFA agreement forms part of the existing agreement as the US$50 million is contemplated in the existing agreement on the same return and repayment profile, there have been no substantive changes in the original terms and conditions of the loan and the co-investor was introduced by Ocelot SPV LP ("Ocelot"). Judgment is also required in assessing the timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due as discounted using an imputed interest rate. If the timing and/or amount of such expected payments is materially different from the estimates used on the initial recognition date, the Group will adjust the accretion of the development financing liability using the previously determined imputed interest rate. Refer to Note 13 and 27 for further information.

Notes to the Consolidated Financial Statements (continued)

Derivative financial liabilities – investor options

The Group's accounting for Investor Options requires judgments as these are options with an exercise price denominated in a currency that differs from an entity's functional currency and are treated as a derivative where certain existing equity investors were not offered to participate in the equity raise on a pro rata basis. Judgment is required in determining whether the offer was made on a pro-rata basis, which impacts the accounting of the options. Such derivatives measured at fair value with subsequent changes in fair value accounted for through profit and loss. Refer to Note 14 and 25 for further information.

Taxation

Research and development tax incentive

The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies can receive cash refunds of 43.5% of eligible R&D expenditure. Judgments are required as to the R&D tax incentive refundable offset eligibility in respect of:

- The Group's ability to make claims and its continued compliance under the scheme;

- R&D and other supporting costs previously approved by Australian tax authorities;

- Estimated amounts, timing and geographical location of costs related to the projects for which applications have been approved to date; and

- Assessment of whether expenditure on projects for which approval has been given by Australian tax authorities relate to Australian or overseas expenditure.

For the years ended June 30, 2024 and 2023, the Group has recognized an R&D tax incentive receivable of $10.4 million and $5.9 million respectively within the Consolidated Statement of Financial Position, with a corresponding amount recognized within income tax benefit within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

The R&D tax incentive receivable as at June 30, 2024 and 2023 is based on the legislation as currently enacted as at June 30, 2024 and 2023, respectively. Any proposed changes to the legislation, such as rate changes and eligibility requirements, may have a retrospective impact if the legislation is passed. During the years ended June 30, 2024 and 2023, no such changes have occurred.

Investment tax credits such as the R&D tax incentive are outside of the scope of AASB 112 *Income Taxes* and AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*. Based on the guidance in AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*, companies need to make an accounting policy choice on how to present these incentives, which in practice is done by either analogizing with AASB 112 or with AASB 120.

In the Group's opinion, the R&D tax incentive should be presented by analogizing to AASB 112 because the nature of the incentive is considered to be more closely aligned to income taxes, based on the following considerations:

- The R&D tax incentive is considered an income tax offset which will be offset against the Group's tax obligation if and when the Group returns to a net tax payable position. In addition, whilst the Group is currently eligible to receive cash payments under the scheme since its consolidated revenue is currently below $20 million, if and when the Group generates revenue in excess of $20 million the R&D tax incentive will become non-refundable and can only be offset against any future income tax payable by the Group.

- The ATO, which is the tax authority in Australia, manages the annual claims process as the R&D tax incentive is included in the Group's annual income tax return.

The ATO is also responsible for making the R&D tax incentive cash payment if a company is eligible for a cash refund under the program, oversees compliance with the requirements of the R&D tax incentive scheme and performs pre-issuance reviews. Refer to Note 16 for further information.

Notes to the Consolidated Financial Statements (continued)

Income tax

The Group's accounting policy for taxation requires judgments as to the differences between tax and accounting treatments of income and costs recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. Judgment is also required in assessing whether deferred tax assets and liabilities are recognized in the statement of financial position and if accumulated income tax losses can be used to offset potential future tax profits. Refer to Note 16 for further information.

Functional currency

Significant judgment is required in determining the currency of the primary economic environment in which the Group operates, which requires an evaluation of various indicators related to the Group's underlying transactions, events and conditions as they relate to generating and expending cash.

4.2 Key sources of estimation uncertainty

Development Funding – Financial liability

The Group evaluated the Financing Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to DFA Investors was not considered substantive and genuine. Accordingly, the Group has recorded payments received under the Financing Agreement as part of a development financing liability in its consolidated balance sheet. The Group measures the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. If the dates are delayed from those used at reporting date, it is expected that a remeasurement will result in a non-cash gain. If the timelines for approval and launch are accelerated, the Group would anticipate a remeasurement resulting in a non-cash charge to be recognized in the Consolidated Statement of Profit or Loss. Refer to Note 13 and 27 for further information.

Derivative financial liabilities – investor option

The Group accounts for investor options as a derivative financial liability. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. For the investor options that are traded on the Australian Securities Exchange, the Group uses the quoted price at the balance sheet date as the fair value of the options. For the investor options issued on June 14, 2024, fair values were determined internally using Binomial models as a quoted price was not available as at year end. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past 2 years. These investor options were listed for trading on the Australian Securities Exchange in July 2024. Should the quoted price differ from the internally determined fair value, this could have a material impact on the amounts recognized in derivative financial liabilities and in the profit and loss. Refer to Note 14 and 25 for further information.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Fair values are determined internally using Binomial models. The related assumptions are detailed in Note 35. The accounting estimates and assumptions relating to equity-settled share-based payments have no impact on the carrying amounts of assets and liabilities in future reporting periods but may impact expenses and equity. Should one or more of the assumptions and estimates used in estimating the fair value of share-based payments change, this could have a material impact on the amounts recognized in equity and employee-related expenses. Refer to Note 38 for further information.

Notes to the Consolidated Financial Statements (continued)

5. Application of new and revised Accounting Standards

New and amended Accounting Standards that are effective for the current year

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current year. New and revised Standards and amendments thereof and Interpretations effective for the current year that are relevant to the Group.

Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New and revised Australian Accounting Standards and Interpretations on issue but not yet effective

Certain new accounting standard and interpretations have been published that are not mandatory for June 30, 2024 reporting periods and have not been early adopted by the Company.

AASB 18 *Presentation and Disclosure in Financial Statements*

The Directors have not yet evaluated the impact that the new and revised Accounting Standards, interpretations and amendments will have on the Group's financial statements.

6. Segment information

The Group operates in one industry and two geographical areas, those being the biotechnology and healthcare industry and Australia and US, respectively.

The Group is focused primarily on developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases.

The Chief Financial Officer regularly reviews entity wide information that is compliant with Australian Accounting Standards.

There is only one segment for segment reporting purposes, and the information reviewed by the Chief Financial Officer for the purpose of resources allocation and performance assessment is the same as the information presented in the consolidated financial statements.

The Group's only revenue stream in the current and prior financial years is royalty income generated from licenses granted in respect of the Group's intellectual property that are unrelated to the Group's core business and the development of sozinibercept and that are not under development. These licenses are primarily used by third-party licensees for research purposes. All of the royalty income of US$124,666 (2023: US$108,406) was generated from customers based outside of Australia. The Group does not have any major customers. All equipment is located in Australia and United States.

Notes to the Consolidated Financial Statements (continued)

7. Revenue

	2024 US$	2023 US$
Sales-based royalties	124,666	108,406
Total revenue	**124,666**	**108,406**

8. Other income

	2024 US$	2023 US$
Grant and other income	137,193	276,869
Total other income	**137,193**	**276,869**

9. Research and development expenses

	2024 US$	2023 US$
Employee benefits expenses:		
Salaries and fees	4,809,177	3,756,109
Cash bonuses	1,424,817	455,097
Superannuation	182,223	120,311
Share-based payments expense	1,299,456	1,909,173
Total employee benefits expense	**7,715,673**	**6,230,690**
Payroll tax	295,069	207,562
Research insurance	322,306	262,321
Research project costs[1]	167,993,273	122,128,314
Total research and development expenses	**176,326,321**	**128,828,888**

1. The research project costs relate to the research programs in respect to the treatment of eye diseases by sozinibercept.

Notes to the Consolidated Financial Statements (continued)

10. Administrative expenses

	2024 US$	2023 US$
Administrative expenses		
Employee expenses:		
Salaries and fees	3,946,256	2,518,451
Cash bonuses	707,384	820,848
Superannuation	120,197	167,086
Share-based payments expense	3,785,157	3,925,512
Total employee benefits expense	**8,558,994**	**7,431,897**
Other expenses:		
Insurance	1,669,307	2,289,446
Investor relations costs	383,092	451,378
Audit and accounting	526,002	337,038
Travel expenses	743,878	580,644
Payroll tax	186,627	132,441
Legal fees	1,303,884	1,330,054
Advisory fees[1]	8,239	6,084,005
Consultancy costs	708,955	1,389,048
Other expenses	1,586,268	1,455,004
Total other expenses	**7,116,252**	**14,049,058**
Depreciation of:		
Equipment and furniture	18,800	17,000
Right-of-use asset	84,225	84,226
Total depreciation expense	**103,025**	**101,226**
Loss on disposal of non-current assets	–	–
Total administrative expenses	**15,778,271**	**21,582,181**

1. Advisory fees relates to a market assessment of potential financing alternatives and solutions.

Notes to the Consolidated Financial Statements (continued)

11. Finance income

	2024 US$	2023 US$
Interest income	3,394,726	3,227,496
	3,394,726	**3,227,496**

12. Interest expense on DFA

	2024 US$	2023 US$
Interest expense on DFA	30,263,042	13,462,160
	30,263,042	**13,462,160**

The interest expense on DFA is non-cash interest at the imputed rate of 23%.

13. Gain on remeasurement of financial liability – DFA

	2024 US$	2023 US$
Gain on remeasurement of financial liability – DFA	387,284	12,302,160
	387,284	**12,302,160**

At each reporting date, the Group reassess the estimated timing of regulatory approval and attainment of sales milestones and the expected fixed and variable contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different from the estimates used on the initial recognition date, the Group will adjust the accretion of the development financing liability using the previously determined imputed interest rate.

At June 30, 2023 the Group performed a remeasurement of the carrying amount of the Financial Liability. The expected timeline for approval and commercial launch have been delayed by twelve months, thus extending date of expected repayments. As the Group has more time to repay the amounts owed, the carrying value of the Financial Liability at June 30, 2023 was adjusted downward to reflect this delay. The remeasurement resulted in a non-cash gain on remeasurement of $12.3 million. This change is recorded on the Profit or Loss statement as a gain on remeasurement of financial liability.

At June 30, 2024, the Group performed a remeasurement of the carrying amount of the Financial Liability recognized under the Development Funding Agreement. The remeasurement resulted in a non-cash gain on remeasurement of $0.4 million. This change is recorded on the consolidated statement of profit or loss and other comprehensive income as an unrealized adjustment gain on the DFA. The Group will continue to accrete non-cash interest at the imputed rate of approximately 23%. Refer to Note 27.

The DFA financial liability is initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method. In the prior period, changes in the financial liability arising from changes in the expected timeline for approval and commercial launch were presented in the consolidated statement of profit or loss and other comprehensive income as a "Fair value adjustment gain on DFA." In the current year, the description of this amount has been updated to "Gain on remeasurement of financial liability – DFA" to better reflect the underlying nature of the instrument and the subsequent measurement at amortized cost. This change had no effect on the statement of financial position and the reported results of operations in any of the financial periods presented.

Notes to the Consolidated Financial Statements (continued)

14. Fair value loss on derivative – Investor options

	2024 US$	2023 US$
Fair value loss on derivative – investor options in September 2023 (2023 Investor options)	11,192,991	–
Fair value loss on derivative – investor options in June 2023 (2024 Investor options)	30,544	–
	11,223,535	**–**

Refer to Notes 25 and 30.

15. Net foreign exchange loss

	2024 US$	2023 US$
Net foreign exchange loss	107,001	489,137
	107,001	**489,137**

Exchange differences arising on the translation of monetary items are recognized in the consolidated statement of profit or loss and other comprehensive income.

16. Income tax

	2024 US$	2023 US$
(a) Income tax benefit		
Statement of Profit or Loss and Other Comprehensive Income		
Current tax	(985,843)	–
Current income tax credit	10,398,039	5,926,350
	9,412,196	5,926,350
Deferred tax		
In respect of the current year	–	–
Total income tax benefit recognized in the Statement of Profit or Loss and Other Comprehensive Income	**9,412,196**	**5,926,350**
(b) Current tax receivable		
Research and Development Tax Incentive Credit receivable	10,398,039	5,926,350

Notes to the Consolidated Financial Statements (continued)

(c) Numerical reconciliation between aggregate income tax benefit recognized in the Statement of Profit or Loss and Other Comprehensive Income and benefit calculated per the statutory income tax rate.

A reconciliation between income tax benefit and the product of accounting loss before income tax multiplied by the Group's applicable income tax rate is as follows:

	2024 US$	2023 US$
Accounting loss before tax	(229,654,301)	(148,447,435)
At the Company's statutory income tax rate of 30% (2023: 30%)	68,896,290	44,534,230
R&D tax incentive on eligible expenses	10,398,039	5,926,350
Non-deductible R&D expenditure	(7,175,011)	(4,087,138)
Other non-deductible expenses – share-based payment expense	(1,525,384)	(1,750,406)
Amount of temporary differences and carried forward tax losses not recognized	(61,181,738)	(38,696,687)
Income tax benefit reported in the Statement of Profit or Loss and Other Comprehensive Income	9,412,196	5,926,350

(d) Recognized deferred tax assets and liabilities in statement of financial position

Deferred income tax at June 30 relates to the following:

Deferred tax liabilities:

	2024 US$	2023 US$
Interest and royalty income receivable (future assessable income)	(77,184)	(44,785)
	(77,184)	(44,785)
Deferred tax assets related to temporary differences:		
Recognition of tax losses	–	–
Accrued expenses and other liabilities	201,437	200,536
Employee provisions	189,897	161,006
Other miscellaneous items	3,340,215	270,721
	3,731,550	632,263
Net deferred tax assets	3,654,365	587,478
Less: temporary differences not recognized	(3,654,365)	(587,478)
Net deferred tax recognized in the statement of financial position	–	–

(e) Carry forward unrecognized tax losses

The Group had income tax losses of $124,807,138 and capital losses of $412,122 at year end (2023: income tax losses of $67,878,759 and capital losses of $412,122) for which no deferred tax asset is recognized on the statement of financial position as they are currently not considered probable of realization. These tax losses are available indefinitely for offset against future assessable income subject to continuing to meet relevant statutory tests.

(f) Franking credit balance

Franking credits are a type of tax credit in Australia that is available to the Group's shareholder to reduce double taxation on any dividends paid by the Group. The franking account balance at the end of the financial year at 30% is A$227,371 (2023: A$227,371), which represents the amount of franking credits available for the subsequent financial year.

Franking credits are not recognized in the consolidated statement of financial position.

Notes to the Consolidated Financial Statements (continued)

17. Earnings per share

	2024 US$	2023 US$
The following reflects the income used in the basic and diluted earnings per share computations:		
(a) Earnings used in calculating earnings per share		
Net loss attributable to ordinary equity holders of the parent	(220,242,105)	(142,521,085)
(b) Weighted average number of shares		
Weighted average number of ordinary shares on issue for basic earnings per share	638,202,922	442,637,406
Effect of dilution:		
Share options	–	–
Weighted average number of ordinary shares adjusted for the effect of dilution	638,202,922	442,637,406
Loss per share (basic and diluted in cents)	(34.51)	(32.20)

On August 24 and 28, 2023 the Company announced a capital raising which has involved 195,647,457 ordinary shares and investor options that represent potential ordinary shares of 97,823,728.

On June 14, 2024 the Company announced a capital raising which involved an additional 139,627,846 ordinary shares and options that represent potential ordinary shares of 189,428,654.

Diluted earnings per share is calculated as net loss divided by the weighted average number of ordinary shares and dilutive potential ordinary shares. Options granted under the Long-Term Incentive (LTIP) and Non-Executive Director Share and Option (NED Plan) plans would generally be included in the calculation due to the conditions of the issuance being satisfied.

As the Group is in a loss position, all options are anti-dilutive and, accordingly, the basic loss per share is the same as the diluted loss per share.

At June 30, 2024, a total number of 35,300,000 options/rights (2023: 25,450,000), 6,550,000 ADS options that represent 8 ordinary shares for each ADS held (2023:1,505,000) and 240,708,149 (2023: nil) investor options were anti-dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share. These options related to the option plans listed below.

Fully paid ordinary shares have no par value, carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company.

Ordinary Options

	2024 No.	2023 No.
NED Plan	21,000,000	16,500,000
LTIP	11,400,000	6,050,000
	32,400,000	**22,550,000**

Notes to the Consolidated Financial Statements (continued)

Performance Rights

These rights related to the following option plans:

	2024 No.	2023 No.
NED Plan	650,000	650,000
LTIP	2,250,000	2,250,000
	2,900,000	**2,900,000**

ADS options

These rights related to the following option plans:

	2024 No.	2023 No.
NED Plan	–	–
LTIP – Extended terms	277,000	–
LTIP	6,273,000	1,505,000
	6,550,000	**1,505,000**

Investor Options

	2024 No.	2023 No.
2023 investor options – listed	97,822,109	–
2024 investor options – granted and not listed	142,886,040	–
	240,708,149	**–**

As of June 30, 2024, 20,024,203 outstanding options and rights were exercisable as of that date (2023: 10,842,234).
As at June 30, 2024 537,914 outstanding ADS options were exercisable as of that date (2023: 250,000).

18. Current assets – cash and cash equivalents

	2024 US$	2023 US$
Cash at bank and in hand	91,728,846	12,067,158
Short-term deposits	80,742,500	77,121,555
Total cash and cash equivalents	**172,471,346**	**89,188,713**

Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

Short-term deposits are with two major Australian banks and are made for varying periods of between 30 and 92 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short-term deposit periods. At year end, the average rate was 4.71% (2023: 4.67%).

Notes to the Consolidated Financial Statements (continued)

19. Current assets – receivables

	2024 US$	2023 US$
Interest receivable	280,669	162,853
GST receivable	1,071,001	325,474
Other receivable	74,730	148,237
Total current receivables	**1,426,400**	**636,564**

The GST and other receivables are non-interest bearing. There were no receivables with a material expected credit loss recorded during the financial year (2023: $nil).

20. Current assets – prepayments

	2024 US$	2023 US$
Launch Service Agreement	2,700,000	900,000
R&D Contract Research Organization	223,239	793,964
Insurance	608,467	717,064
Other prepayments	365,073	223,643
Total current prepayments	**3,896,779**	**2,634,671**

The Launch Service Agreement prepayment is for the management and oversight of trials. The R&D Contract Research Organization prepayment consists of prepayments on the Phase 3 Clinical trial for sozinibercept in order to secure services across the world. These prepayments cover key milestones and are expected to be consumed within the next 12 months. The insurance amount relates to specific Phase 3 clinical trial insurance in place for various sites around the world covering periods to the end of 2024. The non-current portion of the prepayments are recorded as non-current assets. Refer to Note 22.

21. Non-current assets – right-of-use assets

The Group has a three-year lease contract for its head office premises in Melbourne, Australia which commenced on July 15, 2022. The agreement does not contain any extension options. The carrying amount of the lease at June 30, 2024 is as follows:

	2024 US$	2023 US$
Right-of-use asset cost		
Opening balance as at July 1	534,231	281,554
Additions	–	252,677
	534,231	534,231
Right-of-use asset depreciation		
Opening balance as at July 1	(365,780)	(281,554)
Charge to the period	(84,225)	(84,226)
	(450,005)	(365,780)
Net carrying amount at June 30	**84,226**	**168,451**

Notes to the Consolidated Financial Statements (continued)

22. Non-current assets – prepayments

	2024 US$	2023 US$
Prepayments	466,701	53,535
Total non-current prepayments	**466,701**	**53,535**

The non-current prepayment amount relates to the Launch Service Agreement and specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to 2026.

23. Current liabilities – payables

	2024 US$	2023 US$
Creditors (unsecured)	38,059,829	17,842,981
Payroll related tax liability	44,592	48,873
Total current payables	**38,104,421**	**17,891,854**

Creditors are non-interest bearing and are normally settled on 30-day terms.

24. Current liabilities – provisions

	2024 US$	2023 US$
Annual leave	761,559	500,361
Long service leave	256,189	252,939
Total current provisions	**1,017,748**	**753,300**

25. Current liabilities – derivative financial liabilities investor options

	2024 Number outstanding	2023 Number outstanding	2024 US$	2023 US$
Carrying amount at July 1	–	–	–	–
Fair valuation upon listing in September – 2023	97,823,852	–	3,162,954	–
Fair valuation upon issuance in June – 2024	142,886,040		10,454,056	
Fair value of conversion of options to shares	(1,743)	–	(89)	–
Fair value loss on investor options at reporting date – 2023 Investor options	–		11,192,991	
Fair value loss on investor options at reporting date – 2024 Investor options	–	–	30,544	–
Total derivative financial liabilities	**240,708,149**	**–**	**24,840,456**	**–**

Notes to the Consolidated Financial Statements (continued)

Equity and Investor Options 2023

On August 28, 2023, the Company offered approximately 160,213,060 new shares at the offer price of A$0.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 2 new shares issued under the Placement and 35,434,397 new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of 1 new option for every 2 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$90 million (US$58 million). Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed September 21, 2023 at A$0.05 and year end A$0.22 (ASX: OPT-OA).

Equity and Investor Options – 2024

On June 14, 2024, the Company offered approximately 543,285,766 new shares at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 3 new shares issued under the Placement and approximately 139,627,846 new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of 1 new option for every 3 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received after year end. Each Option entitles the holder to one ordinary share of the Company. These Investor options were unlisted on issue and year end, a fair value was determined was determined by management at year-end of $0.11 (ASX: OPT-OB).

Under AASB 9 *Financial Instruments* and AASB 132 *Financial Instruments: Presentation*, options with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative where not all existing equity investors are offered to participate in the equity raise on a pro rata basis. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. Options with an exercise price of A$0.80 and A$1.00 meet this requirement as not all investors were offered to participate in the equity raise on a pro rata basis and the Company has presented the fair value of these options as a current liability on the consolidated statement of financial position. As these options are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these options expire, the non-cash option liability is reversed through the consolidated statement of profit and loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the option derivative or when options expire unexercised.

Considering that the 2023 options are traded on the Australian Securities Exchange, the Company used the quoted price at the balance sheet date as the fair value of the options. The 2024 options have been fair valued using a Black Scholes model and are level 2 inputs. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past two years and the implied volatility of the traded options.

Notes to the Consolidated Financial Statements (continued)

26. Current liabilities – Lease Liabilities

Lease liabilities are as indicated below.

At the commencement date of the lease of its office premises, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term ending July 14, 2025, using an incremental borrowing rate of 3%.

	2024 US$	2023 US$
Carrying amount at July 1	181,711	–
New lease	–	252,677
Payments	(88,678)	(70,966)
Carrying amount at June 30	**93,033**	**181,711**
Maturity analysis:		
Year 1	98,693	102,806
Year 2	–	84,226
	98,693	**187,032**
Less: unearned interest	(5,660)	(5,321)
	93,033	**181,711**
Analyzed into:		
Current portion	93,033	97,485
Non-current portion	–	84,226
	93,033	**181,711**

	2024 US$	2023 US$
Amounts recognized in profit or loss:		
Depreciation expense of right-of-use asset	84,226	84,226
Lease finance costs	5,660	5,321
Expense relation to leases of low value assets	–	2,101
	89,886	**91,648**

Notes to the Consolidated Financial Statements (continued)

27. Non-current liabilities – financial liabilities – DFA

	2024 US$	2023 US$
Carrying amount at July 1	85,660,000	–
Funding at fair value	85,000,000	84,500,000
Interest expense on DFA	30,263,042	13,462,160
Gain on remeasurement of financial liability – DFA	(387,284)	(12,302,160)
Total financial liabilities	**200,535,758**	**85,660,000**

In August 2022, Ocelot, an affiliate of Carlyle and Abingworth, in collaboration with Carlyle's and Abingworth's development company Launch Therapeutics, have committed to provide Opthea no less than $120.0 million and up to a maximum of $170.0 million (the additional $50 million being at the option of the Investor). In December 2023, Opthea entered into an Amended and Restated DFA which resulted in a co-investor contributing funding of $50 million directly to the Company on the same terms and conditions as the existing agreement. The Company exercised significant judgement in accounting for the amended DFA, including consideration of whether the amended DFA resulted in a modification of the original loan. The Company concluded that the amended DFA agreement forms part of the existing agreement as the US$50 million is contemplated in the existing agreement on the same return and repayment profile, there have been no substantive changes in the original terms and conditions of the loan and the co-investor was introduced by Ocelot.

In return, Opthea will pay to the DFA Investors (1) upon the first to occur of regulatory approval of sozinibercept for the treatment of wet AMD in the United States, United Kingdom or European Union ("Regulatory Approval"), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six annual payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. The fixed and variable payment obligation discharge once the DFA Investors have received a total of four times their investment.

The Group evaluated the Financing Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to the DFA Investors was not considered substantive and genuine. Accordingly, the Company has recorded payments received under the Financing Agreement as part of a development financing liability in its consolidated balance sheet. The Group accounts for the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. Certain legal and financial advisory fees incurred specifically to complete the Financing Agreement were capitalized and recorded as a reduction to the carrying amount of the development financing liability and will also be amortized to interest expense using the effective interest method.

There are several factors that could affect the estimated timing of regulatory approval and attainment of sales milestones, some of which are not entirely within the Group's control. Therefore, at each reporting date, the Group reassesses the estimated timing of regulatory approval and attainment of sales milestones and the expected contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different than original estimates, the Group will prospectively adjust the accretion of the development financing liability.

As of June 30, 2024, the development financing liability was classified as a long-term liability, as the Group expects the related repayments of $680 million (four multiples of the funding received), plus $51 million relating to withholding tax obligations to take place between 2027 and 2032 for purposes of the model used to calculate its carrying value. The Group is liable for the withholding tax obligations and as a result, this obligation forms part of the financial liability. The imputed interest rate on the unamortized portion of the development financing liability was approximately 23%.

Pursuant to the DFA, Opthea is required to use commercially reasonable efforts to develop sozinibercept for the treatment of wet AMD in accordance with the DFA, including pursuant to certain development timelines set forth therein.

Notes to the Consolidated Financial Statements (continued)

In certain instances which may result upon the termination of the DFA, the Group will be obligated to pay the Investors up to four multiples of the amounts paid to us under the DFA. Termination can be triggered by a range of events including if Opthea fails to use commercially reasonable efforts to develop and commercialize sozinibercept, if positive trial results are not achieved or if regulatory approval is not obtained. The agreement also includes termination clauses relating to change of control, disagreement with DFA Investors, inability to fund development costs, safety, bankruptcy and other material breaches, as defined in the Financing Agreement. Each termination trigger has a corresponding percentage to be paid, with possible outcomes requiring the Group to repay an amount equal to 0%, 135%, 150%, 275% or 400% of the initial amounts paid to the Group under the DFA. This is equivalent to potential repayments of $nil, $229.5 million, $255.0 million, $467.5 million or $680.0 million if a termination event is to occur. At June 30, 2024, the Group remains in compliance with the DFA and no such instances have occurred or are expected to occur.

The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to Ocelot in the event it anticipates that it does not have sufficient cash to fund its operations for the next six months. At June 30, 2024 the Group remains in compliance with the minimum cash balance requirements of the DFA.

Pursuant to the Financing Agreement, Opthea granted the DFA Investors a security interest in all its assets (other than intellectual property not related to sozinibercept), provided that the Group is permitted to incur certain indebtedness. The security interest will terminate when the Group has paid the DFA Investors of the funding provided or upon certain terminations of the Financing Agreement.

28. Non-current liabilities – provisions

	2024 US$	2023 US$
Long service leave	9,877	7,631
	9,877	**7,631**

29. Non-current liabilities – lease liabilities

	2024 US$	2023 US$
Lease liabilities	–	84,226
	–	**84,226**

Notes to the Consolidated Financial Statements (continued)

30. Contributed Equity

	2024 US$	2023 US$
(a) Ordinary shares		
Issued and fully paid at June 30	466,084,145	320,883,552
Movement in ordinary shares:		
Opening balance	320,883,552	235,277,217
Issue of shares on exercise of options granted under the LTIP	–	3,790,978
Recognition of Investor options		–
Issue of shares on exercise of options from Entitlement Offer	894	–
Issue of shares net of issuance cost $4,764,890	50,273,023	–
Issue of shares net of issuance cost $8,903,734	94,926,676	81,815,357
	466,084,145	**320,883,552**

Ordinary shares on issue:	No:	No:
Opening balance	467,159,434	352,152,542
Issue of shares on exercise of options granted under the LTIP	–	2,387,826
Issue of share on exercise of options from Entitlement Offer	1,743	–
Issue of shares from Placement and Institutional Offer	195,647,457	–
Issue of shares from Entitlement Offer	428,658,137	112,619,066
	1,091,466,771	**467,159,434**

Fully paid ordinary shares carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared, or recommended during or since the end of the financial year by the Company. Issued capital at June 30, 2024 amounted to $466,084,145 (1,091,466,771 fully paid ordinary shares) net of share issue costs and tax. During the year ended June 30, 2024 the Company issued 195,647,457 ordinary shares for net proceeds of $50,273,023 via a placement in August/September 2023 as well as 428,658,137 ordinary shares for net proceeds of $94,926,676 via a placement and Institutional Entitlement in June 2024.

Equity and Investor options – 2023

On August 28, 2023, the Company offered approximately 160,213,060 new shares at the offer price of A$40.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of one Institutional option for every two new shares issued under the Placement and 35,434,397 new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of one new option for every two new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$90 million (US$58 million). Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed September 21, 2023 at A$0.05 and year end A$0.22 (ASX: OPT-OA).

Notes to the Consolidated Financial Statements (continued)

Equity and Investor options – 2024

On June 14, 2024, the Company offered approximately 543,285,766 new shares at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of one Institutional option for every three new shares issued under the Placement, and approximately 139,627,846 new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of one new option for every three new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received after year end. Each Option entitles the holder to one ordinary share of the Company. These Investor options were unlisted on issue and year end, a fair value was determined by management at issuance at year end of $0.11 (ASX: OPT-OB).

(b) Options granted to directors and employees

The Company has two share-based payment schemes, the Long-Term Incentive Plan (LTIP) and Non-Executive Director Share and Option Plan. Options to subscribe for the Company's shares have been granted under these plans to certain employees and directors.

The Company granted 9,850,000 options/rights over ordinary shares and 5,045,000 ADS options under these plans during the year ended June 30, 2024 (Note 38). These options/rights had a weighted average fair value at grant date of $1.18, per option and $1.97 per ADS option. During the year ended June 30, 2024, no options granted under the LTIP and NED Plan were exercised.

The Company granted 10,050,000 options/rights over ordinary shares and 755,000 ADS options under these plans during the year ended June 30, 2023 (Note 38). These options/rights had a weighted average fair value at grant date of $1.62 per option. During the year ended June 30, 2023, 6,613,000 options granted under the LTIP and NED Plan were exercised for $3,790,977 ($1,040,718 for cash and $2,750,258 via cashless conversion) with 2,387,826 ordinary shares issued.

At June 30, 2024, the Company had 13,848,860 Non-Executive Director options that remain unexercised with expiry of November 2026 for 875,342 options and November 2025 for 2,973,518, options, October 2024 for 4,000,000 options, January 2025 for 3,000,000 options, October 2025 for 1,500,000 options and April 2025 for 1,500,000 options.

At June 30, 2023, the Company had 7,250,000 Non-Executive Director options that remain unexercised with expiry of October 2024 for 3,000,000 options, January 2025 for 2,250,000 options, October 2025 for 1,000,000 options and April 2025 for 1,000,000 options.

(c) Capital management

The Group is not subject to any externally imposed capital requirements. When managing share capital, management's objective is to ensure the entity continues as a going concern as well as to provide benefits to shareholders and for other stakeholders. In order to maintain or achieve an appropriate capital structure, the Company may issue new shares or reduce its share capital, subject to the provisions of the Company's constitution. The Group only commits to significant R&D expenditure when this is fully funded either by existing funds, the DFA or further equity raises.

Notes to the Consolidated Financial Statements (continued)

31. Accumulated losses and reserves

	2024 US$	2023 US$
(a) Movements in accumulated losses were as follows:		
Balance at July 1	(359,462,438)	(216,941,353)
Net loss for the period	(220,242,105)	(142,521,085)
Balance at June 30	(579,704,543)	(359,462,438)
(b) Reserves		
Fair value of investments reserve (i)	1,085,411	1,085,411
Share-based payments reserve (ii)	16,635,747	11,551,134
Foreign translation reserve (iii)	20,089,163	20,089,163
Total reserves	37,810,321	32,725,708
(i) Movement in fair value of investments reserve:		
Opening balance	1,085,411	1,085,411
Closing balance	1,085,411	1,085,411
(ii) Movement in share-based payments reserve:		
Opening balance	11,551,134	8,466,706
Share-based payments expense	5,084,613	5,834,686
Exercise of options	–	(2,750,258)
Closing balance	16,635,747	11,551,134
(iii) Movement in Foreign translation reserve:		
Opening balance	20,089,163	20,089,163
Gain/loss on translation	–	–
Closing balance	20,089,163	20,089,163

(c) Nature and purpose of reserves

Fair value of investments reserve

This reserve records fair value changes on listed investments. As at June 30, 2024 and 2023 no remaining investments are held by the Group. Management's accounting policy is to not reclassify the realized fair value to accumulated loss upon disposal.

Share-based payment reserve

This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration.

Foreign currency translation reserve

The reserve records the value of foreign currency movements on the initial translation of financial statements from A$ to US$ that was completed in a prior year.

Notes to the Consolidated Financial Statements (continued)

32. Financial risk management objectives and policies

The Group's principal financial assets comprise cash, receivables and short-term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group's financial risk management practices. The objective is to support the delivery of the Group's financial targets whilst protecting future financial security.

The Group's other various financial assets and liabilities, such as receivables and payables, arise directly from its operations. The main risks arising from the Group's financial assets and liabilities are interest rate risk, foreign currency risk and liquidity risk.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rates and foreign exchange rates. Liquidity risk is monitored through future rolling cash flow forecasts.

The board reviews and agrees policies for managing each of these risks as summarized below.

Risk exposures and responses

The Group has investigated the main financial risk areas which could impact on its financial assets and determined the impact on post-tax (losses) or profits for a range of sensitivities. These can be seen in the post-tax (loss)/profit impact for each risk area.

For each risk area, the equity impact relates solely to reserve movements and excludes movements in accumulated losses as the impact of these can be seen within the post-tax (loss)/profit impact.

(i) Interest rate risk

The Group's exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with two of Australia's largest banks.

The objective of managing interest rate risk is to minimize the Group's exposure to fluctuations in interest rates that might impact its interest income and cash flow. To manage interest rate risk, the Group invests the majority of its cash in short-term deposits for varying periods of between 30 days and 92 days, depending on the short and long-term cash requirements of the Group which is determined based on the Group's cash flow forecast. This consideration also takes into account the costs associated with recalling a term deposit should early access to cash and cash equivalents be required. Cash is not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate.

The Group currently has borrowings under the DFA with the DFA Investors. Due to the structure of the DFA Agreement, the Group has determined that there is no interest rate risk. Refer to Note 27.

The following sensitivity analysis (an annual effect) is based on the interest rate risk exposures at June 30, 2024 and 2023.

At June 30, 2024, if interest rates moved, with all variables held constant, post-tax (loss)/profit and equity would have been affected as illustrated in the following table:

	Post-tax (loss)/profit impact	
Judgments of reasonably possible movements	2024 US$	2023 US$
+ 0.50% (50 basis points) (2023: + 0.50%)	282,599	270,059
– 0.50% (50 basis points) (2023: – 0.50%)	(282,599)	(270,059)

The post-tax figures include an offset for tax losses (bringing the tax effect to $nil) for the year ended June 30, 2024 (2023: $nil).

Significant assumptions used in the interest rate sensitivity analysis include:

- The reasonably possible movement of 0.5% was calculated by taking the interest rates as at balance date, moving these by plus and minus 0.5% and then re-calculating the interest on term deposits with the 'new-interest-rate'.
- The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next twelve months from balance date.

Notes to the Consolidated Financial Statements (continued)

(ii) Foreign currency risk

As a result of services provided by non-related entities in Australia, Canada, United Kingdom and Europe, part of the Group's monetary assets and liabilities are affected by movements in the exchange rate.

The Group does not enter into any hedging transactions.

At the reporting date, the Group has the following exposure to foreign currencies.

	Consolidated			
2024	AUD2024 US$	EURO2024 US$	GBP2024 US$	CAD2024 US$
Financial assets				
Cash	131,913,902	–	–	–
Receivables	485,840	–	–	–
Financial liabilities				
Payables	(2,350,157)	(488,341)	(3,161)	(13,182)
Other financial liabilities	–	–	–	–
Net exposure	130,049,585	(488,341)	(3,161)	(13,182)
2023	AUD2024 US$	EURO2024 US$	GBP2024 US$	CAD2024 US$
Financial assets				
Cash	55,307,319	–	–	–
Receivables	38,263	–	–	–
Financial liabilities				
Payables	(1,138,778)	(53,332)	(3,166)	(136,689)
Other financial liabilities	–	–	–	–
Net exposure	54,206,804	(53,332)	(3,166)	(136,689)

The following sensitivity is based on the foreign currency risk exposures in existence at June 30, 2024 and 2023.

At June 30, 2024 and 2023, had the United States dollar moved with all other variables held constant, post-tax (loss) profit and equity would have been affected as illustrated in the table below:

	Post-tax (loss)/profit impact	
Judgments of reasonably possible movements	2024 US$	2023 US$
Consolidated		
AUD/USD +10% (2023: +10%)	(9,005,731)	(3,847,285)
AUD/USD −10% (2023: −10%)	11,007,004	4,702,237

The reasonably possible movements at June 30, 2024 are higher than at June 30, 2023 due mainly to the net exposure to the Australian dollar due to cash at bank deposits. There was minimum or insignificant exposure to the GBP, Euro and CAD during the current financial year.

Significant assumptions used in the foreign currency exposure sensitivity analysis include:

- The reasonably possible movement of 10% was calculated by taking the currency spot rates as at balance date, moving these by 10% and then re-converting the currencies into US with the 'new-spot-rate'. This methodology reflects the translation methodology undertaken by the Group.

- The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next 12 months from balance date.

- Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

Notes to the Consolidated Financial Statements (continued)

(iii) Credit risk

Credit risk is associated with those financial assets of the Group which comprise cash and cash equivalents and receivables. The Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these investments. Credit risk is considered minimal as the Group transacts with reputable recognized Australian banks.

(iv) Liquidity risk

Liquidity risk arises from the financial liabilities of the Group and the Group's subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. The Group manages liquidity risk by maintaining adequate reserves and by monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. The financial liabilities of the Group relate to trade payables that are all expected to be paid within 12 months, current and non-current liabilities. With the funding agreement that was entered on August 12, 2022 the Group may incur a total payment equal to approximately four times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter.

The Group's objective is to maintain an appropriate cash asset balance to fund its operations.

The table below reflects undiscounted cash flows of the financial liabilities.

	Consolidated				
June 30, 2024	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
Non-derivative liabilities					
Payables	9,471,882	9,471,882	–	–	9,471,882
Accrued expenses	28,482,603	27,278,398	1,204,205	–	28,482,603
Financial liabilities – DFA	200,535,758	–	–	731,000,000	731,000,000
Total	**238,490,243**	**36,855,624**	**1,098,861**	**731,000,000**	**768,954,485**

	Consolidated				
June 30, 2023	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
Non-derivative liabilities					
Payables	5,677,858	5,677,858	–	–	5,677,858
Accrued expenses	12,103,789	12,103,789	–	–	12,103,789
Financial liabilities – DFA	85,660,000	–	–	365,500,000	365,500,000
Total	**103,441,647**	**17,781,647**	**–**	**365,500,000**	**383,281,647**

Notes to the Consolidated Financial Statements (continued)

33. Related party disclosures

(a) Subsidiaries

	Parent equity % equity interest	
Name of company	2024 %	2023 %
Vegenics Pty Ltd[1]	100	100
Opthea US Inc[2]	100	100

1. Opthea Limited is the ultimate parent entity. Vegenics Pty Ltd is incorporated in Australia and has the same financial year as Opthea Limited.
2. Opthea Limited is the ultimate parent entity. Opthea US was incorporated in the United States in May 2021 and has the same financial year as Opthea Limited.

(b) Transactions with related parties

Balances and transactions between the Company and its subsidiaries, which are related parties have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below:

- Following the appointment of Anshul Thakral (who is the CEO of Launch Tx, Operation Executive of Carlyle and on the board of Saama Technologies) as a Director of Opthea on June 7, 2023, Launch, Ocelot (an affiliate of Carlyle and Abingworth), Carlyle and Saama Technologies became related parties of Opthea.

Trading transactions

During the year, group entities entered into the following transactions with related parties who are not members of the Group.

	Consolidated Purchase of Services	
	2024	2023
Ocelot	–	–
Launch Tx	2,700,000	900,000
Mr Lawrence Gozlan	–	–
Saama Technologies	342,762	–

Transactions with Launch TX relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx.

Transactions with Saama Technologies relate to the purchase of services assisting Opthea with analytical work on clinical trials.

	Consolidated Amounts owed to related parties	
	2024	2023
Ocelot	141,554,653	85,660,000
Launch Tx	–	900,000
Mr Lawrence Gozlan	–	–
Saama Technologies	–	–

Amounts owed to Ocelot relate to the DFA and carry an effective interest rate of 23% (refer to Note 27). Included in the interest expense on DFA for the year is an amount due to related parties of $24,698,653 (2023: $13,462,160)

Notes to the Consolidated Financial Statements (continued)

	Consolidated Amounts owed by related parties[1]	
	2024	2023
Ocelot	–	–
Launch Tx	3,150,000	–
Mr Lawrence Gozlan	–	–
Saama Technologies	24,238	–

1. The above amounts represent prepayments.

Amounts paid to Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx, which were in a prepayment position at June 30, 2024.Amounts paid to Saama Technologies in regard to subscription fees for the use of analytical platform, which were in a prepayment position at June 30, 2024.

On August 28, 2023, Mr Lawrence Gozlan, a director of the Company, and the Company have entered into a Consultancy Agreement of up to US$300,000 in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of the Capital Raising. The consultancy agreement is effective for the financial year June 30, 2024. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in equity are transaction costs paid under this consulting agreement of US$125,000 for the year ended June 30, 2024.

34. Cash flow statement reconciliation

(a) Reconciliation to cash at the end of the year

	2024 US$	2023 US$
Cash at bank and in hand (Note 18)	172,471,346	89,188,713
	172,471,346	89,188,713

(b) Reconciliation of net loss after tax to net cash flows from operations

	2024	2023
Net loss for the year	(220,242,105)	(142,521,085)
Adjustments for:		
Income tax benefit recognized in profit or loss	(9,412,196)	(5,926,350)
Net loss on disposal of non-current assets	–	–
Depreciation of non-current assets	18,799	17,001
Depreciation of right-of-use asset	84,226	84,226
Share-based payments expense	5,084,613	5,834,685
Interest expense on DFA*	30,263,042	13,462,160
Gain on remeasurement of financial liability – DFA[1]	(387,284)	(12,302,160)
Fair value loss on investor warrants	11,223,535	–
Net foreign exchange differences	107,001	489,137
	36,981,736	1,658,699

* Development Funding Agreement ("DFA").

1. In the current year, the description of this amount has been changed as described in Note 13.

Notes to the Consolidated Financial Statements (continued)

	2024 US$	2023 US$
Changes in working capital:		
Payables	19,502,925	7,296,785
Receivables	(789,837)	378,896
Prepayments	(1,675,274)	6,142,284
Provisions	266,694	136,755
Net cash flows used in operating activities before tax	(165,955,861)	(126,907,665)
R&D tax incentive received	5,926,350	6,299,286
Current US tax paid	(985,843)	–
Net cash flows used in operating activities	**(161,015,354)**	**(120,608,379)**

35. Commitments

(i) Contracted and committed Research projects and license commitments

The Group has entered into research and development contracts and intellectual property license agreements with various third parties in respect of services for the Phase 3 wet AMD clinical trial and the clinical grade manufacture of sozinibercept. Expenditure commitments relating to these, and intellectual property license agreements are payable as follows:

	2024 US$	2023 US$
Within one year	27,383,742	12,632,801
After one year but not more than five years	3,504,753	12,302,260
After more than five years	15,000	30,000
	30,903,495	24,965,061

Currently, the biggest Research contract has a 60-day termination clause and all commitments have been limited to a six-month commitment.

(ii) Commercial commitments

The Group has entered into commercial agreements with various third parties in respect of services for preparation of OPT-302 for launch and pre-marketing phase. Expenditure commitments relating to these activities are payable as follows:

	2024 US$	2023 US$
Within one year	63,421	47,415
After one year but not more than five years	–	–
After more than five years	–	–
	63,421	47,415

Currently, the biggest contract has a 60-day termination clause and all commitments have been limited to a twelve-month commitment.

Notes to the Consolidated Financial Statements (continued)

36. Contingencies

The Group is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time-frames stipulated in the contracts, those which could become payable in less than one year total $nil (2023: $nil) and those which could become payable in more than one year total $1,084,821 (2023: $1,086,244).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The Group had a bank guarantee outstanding at June 30, 2024 in respect of a rental deposit for its office premises of A$64,574 (US$38,210) (2023: A$64,574 (US$38,036)).

37. Key management personnel

(a) Compensation of Key Management Personnel

	2024 US$	2023 US$
Short-term employee benefits	3,415,969	2,898,544
Post-employment benefits	105,007	137,168
Termination benefits	475,000	–
Share-based payments expense	3,214,616	4,221,472
Total compensation	7,210,592	7,257,184

Details of the key management personnel are included within the Remuneration Report section of the Directors' Report.

(b) Other transactions and balances with director and key management personnel and their related parties

There were no director and key management personnel related party transactions during the current or prior financial year other than those disclosed in Note 33.

Notes to the Consolidated Financial Statements (continued)

38. Share-based payments

(a) Recognized share-based payment expenses

The expense recognized for share-based payments during the year is shown in the table below:

	2024 US$	2023 US$
Expense arising from equity-settled share-based payment transactions:		
Director and employee services received	5,084,613	5,834,685

(b) Non-executive director and employee share option plans

During the 2015 financial year, the Group introduced an ownership-based compensation scheme for non-executive directors, executives and senior employees, the Long-Term Incentive Plan (LTIP) and Non-Executive Directors Share and Option Plan (NED Plan). In accordance with the terms of the plans, as approved by shareholders at the 2014 annual general meeting, eligible non-executive directors, executives and senior employees with the Group may be granted options to purchase ordinary shares.

Each employee share option converts into one ordinary share of Opthea Limited on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights and are not transferable. Options may be exercised at any time from the date of vesting to the date of their expiry.

The number of options granted is subject to approval by the board and rewards executives and senior employees to the extent of the Group's and the individual's achievement judged against both qualitative and quantitative criteria as determined by the board on a case-by-case basis.

Notes to the Consolidated Financial Statements (continued)

The vesting condition of options granted under the LTIP and NED Plan is continuous service.

Options/Rights series	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	October 19, 2021
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	October 19, 2022
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	October 19, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	January 31, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	November 30, 2022
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	April 30, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	April 30, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	September 30, 2024
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2021
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2022
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2023
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2024
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2022
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2023
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2024
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2025
LTIP – employee FY2023	November 16, 2022	$0.471	$0.658	November 16, 2032	November 16, 2025
LTIP – employee FY2023	November 16, 2022	$0.672	$0.000	November 16, 2032	November 16, 2025
LTIP – employee FY2023	December 13, 2022	$0.459	$0.644	December 13, 2032	December 13, 2023
LTIP – employee FY2023	December 13, 2022	$0.459	$0.644	December 13, 2032	December 13, 2024
LTIP – employee FY2023	December 13, 2022	$0459	$0.644	December 13, 2032	December 13, 2025
LTIP – employee FY2023	December13, 2022	$0459	$0.644	December 13, 2032	December 13, 2026
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2024
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2025
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2026
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2027
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2024
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2025
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2026
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2027
LTIP – employee FY2024	November 30, 2023	$0.236	$0.261	November 30, 2033	November 30, 2024
LTIP – employee FY2024	November 30, 2023	$0.236	$0.261	November 30, 2033	November 30, 2025
LTIP – employee FY2024	November 30, 2023	$0.236	$0.261	November 30, 2033	November 30, 2026
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2020
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2021

Notes to the Consolidated Financial Statements (continued)

Options/Rights series	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2022
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2022
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2024
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2021
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2022
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2023
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2024
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2021
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2022
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2023
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2024
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2022
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2023
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2024
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2025
NED Plan FY2023	November 16, 2022	$0.469	$0.672	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	$0.471	$0.658	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	$0.672	$0.000	November 16, 2032	November 16, 2025
NED Plan FY2024	November 30, 2023	$0.213	$0.382	November 29,2033	November 30, 2024
NED Plan FY2024	November 30, 2023	$0.213	$0.382	November 29,2033	November 30, 2025
NED Plan FY2024	November 30, 2023	$0.213	$0.382	November 29,2033	November 30, 2026

There has been no alteration of the terms and conditions of the above share-based payment arrangements since the grant date.

Notes to the Consolidated Financial Statements (continued)

(c) Fair value of share options granted

Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past four or five years.

	Grant date share price US$	Exercise price US$	Fair value per option US$	Expected volatility	Option life	Dividend yield	Risk free interest rate	Model used
LTIP – director FY2016	$0.280	$0.360	$0.140	65%	5 years	0%	2.09%	Binomial
LTIP – director FY2019	$0.420	$0.625	$0.150	58%	4 years	0%	2.04%	Binomial
LTIP – employee FY2016	$0.540	$0.370	$0.180	65%	5 years	0%	2.09%	Binomial
LTIP – employee FY2018	$0.340	$0.92	$0.260	66%	5 years	0%	2.09%	Binomial
LTIP – employee FY2019	$0.480	$0.608	$0.180	57%	4 years	0%	2.04%	Binomial
LTIP – employee FY2022	$0.955	$0.948	$0.526	74.78%	4 years	0%	0.25%	Binomial
LTIP – employee FY2022	$0.955	$nil	$0.955	n/a	10 years	0%	n/a	n/a
LTIP – employee FY2022	$0.901	$1.460	$0.553	75%	6.5 years	0%	3.4%	Binomial
LTIP – employee FY2023	$0.672	n/a	$0.672	75%	10 years	0%	3.7%	Binomial
LTIP – employee FY2023	$0.672	$0.658	$0.471	75%	6.5 years	0%	3.6%	Binomial
LTIP – employee FY2023	$0.643	$0.644	$0.459	75%	7 years	0%	3.3%	Binomial
LTIP – employee FY2024	$0.238	$0.263	$0.153	67.50%	6.5 years	0%	4.1%	Binomial
LTIP – employee FY2024	$0.225	$0.205	$0.157	67.50%	7 years	0%	4.3%	Binomial
LTIP – employee FY2024	$0.334	$0.261	$0.236	67.5%	6.5 years	0%	4.20%	Binomial
NED Plan FY2016	$0.280	$0.360	$0.140	65%	5 years	0%	2.09%	Binomial
NED Plan FY2019	$0.420	$0.625	$0.150	58%	4 years	0%	2.04%	Binomial
NED Plan FY2021	$2.190	$2.160	$1.240	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	$2.190	$3.240	$1.050	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	$1.560	$1.560	$0.880	77.01%	4 years	0%	0.25%	Binomial
NED Plan FY2022	$0.955	$0.945	$0.526	74.78%	4 years	0%	0.25%	Binomial
NED Plan FY2022	$0.741	$0.755	$0.397	75%	3.5 years	0%	2.7%	Binomial
NED Plan FY2023	$0.672	$0.672	$0.469	75%	6.5 years	0%	3.6%	Binomial
NED Plan FY2023	$0.672	$0.658	$0.471	75%	6.5 years	0%	3.6%	Binomial
NED Plan FY2023	$0.672	n/a	$0.672	75%	10 years	0%	3.7%	Binomial
NED Plan FY2024	$0.334	$0.382	$0.334	67.50%	6.5 years	0%	4.20%	Binomial

Notes to the Consolidated Financial Statements (continued)

Fair value of American depository shares options granted

Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility.

	Grant date share price US$	Exercise price US$	Fair value per ADS options US$	Expected volatility	ADS options life	Dividend yield	Risk free interest rate	Model used
LTIP – employee	$7.240	$7.625	$4.970	75%	7 years	0%	1.4%	Binomial
LTIP – employee	$7.500	$7.515	$5.228	75%	7 years	0%	1.7%	Binomial
LTIP – employee	$5.925	$6.009	$4.116	75%	7 years	0%	1.7%	Binomial
LTIP – employee	$5.915	$6.090	$4.171	75%	7 years	0%	2.9%	Binomial
LTIP – employee	$7.000	$7.116	$4.953	75%	7 years	0%	2.9%	Binomial
LTIP – employee	$7.309	$7.445	$5.175	75%	7 years	0%	3.0%	Binomial
LTIP – employee	$5.500	$5.522	$3.886	75%	7 years	0%	3.4%	Binomial
LTIP – employee	$6.600	$6.350	$4.718	75%	7 years	0%	2.9%	Binomial
LTIP – employee	$4.810	$4.850	$3.479	75%	7 years	0%	4.3%	Binomial
LTIP – employee	$4.850	$5.170	$3.457	75%	7 years	0%	4.1%	Binomial
LTIP – employee	$4.590	$4.929	$3.560	75%	7 years	0%	3.6%	Binomial
LTIP – employee	$5.450	$5.238	$3.935	75%	7 years	0%	3.5%	Binomial
LTIP – employee	$5.030	$5.151	$3.602	75%	7 years	0%	3.8%	Binomial
LTIP – employee	$3.360	$3.545	$2.384	75%	7 years	0%	3.6%	Binomial
LTIP – employee	$1.660	$1.660	$1.110	67.5%	6.5 years	0%	4.9%	Binomial
LTIP – employee	$1.660	$1.660	$0.691	67.5%	7.6 years	0%	4.9%	Binomial
LTIP – employee	$1.630	$1.660	$1.082	67.5%	6.5 years	0%	4.7%	Binomial
LTIP – employee	$1.920	$1.830	$1.327	67.5%	6 years	0%	4.5%	Binomial
LTIP – employee	$1.920	$1.890	$1.316	67.5%	6 years	0%	4.5%	Binomial
LTIP – employee	$2.760	$2.760	$1.830	71.71%	6 years	0%	3.81%	Binomial
LTIP – employee	$4.140	$4.140	$3.160	70.68%	6 years	0%	4.34%	Binomial
LTIP – employee	$3.030	$3.030	$2.740	71.64%	6 years	0%	4.34%	Binomial
LTIP – employee	$3.950	$3.950	$3.010	70.68%	6 years	0%	4.34%	Binomial
LTIP – employee	$3.750	$3.750	$2.490	70.72%	6 years	0%	4.43%	Binomial
LTIP – employee	$3.290	$3.340	$2.180	70.76%	6 years	0%	4.65%	Binomial
LTIP – employee	$2.660	$2.600	$1.750	69.85%	6 years	0%	4.41%	Binomial

Notes to the Consolidated Financial Statements (continued)

(d) Movements in share options/rights during the year

The following reconciles the share options/rights outstanding at the beginning and end of the year:

	June 30, 2024		June 30, 2023	
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	25,450,000	1.04	22,988,000	1.16
Granted during the year:				
To employees and directors under the LTIP and NED Plan	9,850,000	0.30	10,050,000	0.58
Exercised during the year	–	–	(8,613,000)	0.62
Expired during the year	–	–	(975,000)	0.61
Balance at end of year	35,300,000	0.89	23,450,000	1.04
Exercisable at end of year	20,024,203	1.18	10,842,234	1.48

The share options outstanding at the end of the year had a weighted average exercise price of $1.19 (2023: $1.48) and a weighted average remaining contractual life of 507 days (2023: 555 days).

(e) Movements in ADS options during the year

The following reconciles the ADS options outstanding at the beginning and end of the year:

	June 30, 2024		June 30, 2023	
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	1,505,000	5.8	925,000	6.75
Granted during the year:				
To employees and directors under the LTIP and NED Plan	4,768,000	1.97	755,000	5.07
Exercised during the year	–	–	–	–
Expired during the year	(525,000)	5.62	(175,000)	7.62
Balance at end of year	5,748,000	2.64	1,505,000	5.81
Exercisable at end of year	537,914	6.01	250,000	6.70

Notes to the Consolidated Financial Statements (continued)

(f) Movements in contractor ADS options during the year

The following reconciles the ADS options outstanding at the beginning and end of the year.

	2024		2023	
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	—	—	—	—
Granted during the year:				
To employees and directors under the LTIP and NED Plan	—	—	—	—
To contractors under additional Terms	277,000	3.14	—	—
Exercised during the year	—	—	—	—
Expired during the year	—	—	—	—
Balance at end of the year	277,000	3.14	—	—
Exercisable at end of year	39,220	3.16	—	—

39. Auditor's remuneration

The auditor of Opthea Limited is Deloitte Touche Tohmatsu.

	2024 A$	2023 A$
Deloitte and related networks firms:		
Audit or review of the financial report of the entity and any other entity in the consolidated group	$562,950	$357,500
Statutory assurance services required by legislation to be provided by the auditor	–	–
Other assurances and agreed-upon procedures under other legislation or contractual arrangements	–	–
	$562,950	$357,500

40. Events after the balance sheet date

On July 15, 2024, Opthea announced the completion of the Retail Entitlement offer raising gross proceeds of approximately A$55.9 million (US$37.6 million). An additional 139.6 million shares were issued and the listing of 189.4 million 2024 investor options with an exercise price of A$1.00 and with an expiry of June 30, 2026.

Besides the above, there are no other matters or circumstances that have arisen since the end of the reporting period, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Notes to the Consolidated Financial Statements (continued)

41. Parent entity information

The accounting policies of the parent entity, which have been applied in determining the financial information shown below, are the same as those applied in the consolidated financial statements. Refer to Note 3 for significant accounting policies relating to the Group.

(a) Financial position

	2024 US$	2023 US$
Current assets	186,317,883	106,797,144
Non-current assets	95,567	223,420
Total assets	**186,413,450**	**107,020,564**
Current liabilities	(62,160,814)	(17,801,130)
Non-current liabilities	(200,545,635)	(85,751,856)
Total liabilities	**(262,706,449)**	**(103,552,986)**
Net assets	**(76,292,999)**	**3,467,578**
Issued capital	466,084,144	320,883,552
Accumulated losses	(580,243,793)	(350,198,011)
Employee equity benefits reserve	16,635,746	11,551,134
Fair value of investments reserve	1,085,411	1,085,411
Foreign currency translation reserve	20,145,492	20,145,492
Total shareholders' equity	**(76,292,999)**	**3,467,578**

(b) Financial performance

	Year ended June 30, 2024 US$	Year ended June 30, 2023 US$
Loss of the parent entity	(220,112,992)	(135,820,154)
Other comprehensive income	–	–
Total comprehensive loss of the parent entity	(220,122,992)	(135,820,154)

(c) Parent entity contractual commitments for acquisition of property, plant and equipment

The parent entity does not have any contractual commitments for the acquisition of property, plant and equipment for the year ended June 30, 2024 (2023: $nil).

(d) Parent entity contingent liabilities

The Company is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time-frames stipulated in the contracts, those which could become payable in less than one-year total US$nil (2023: $nil) and those which could become payable in more than one year total $1,084,821 (2023: $1,086,244).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The parent entity had a bank guarantee outstanding at June 30, 2024 in respect of a rental deposit for its office premises of A$65,474 (US$38,211) (2023: A$65,474, US$38,036).

The Consolidated Entity Disclosure Statement

For the year ended June 30, 2024

Opthea Limited

Consolidated entity disclosure statement as at June 30, 2024

| Entity Name | Entity Type | Body Corporates | | Tax residency | |
		Place formed or incorporated	% of share capital held	Australia or foreign	Foreign jurisdiction
Opthea Limited	Body corporate	Australia	N/A	Australian	N/A
Vegenics Pty Limited	Body corporate	Australia	100%	Australian	N/A
Opthea US Inc	Body corporate	United States	100%	Foreign	United States

There are no trusts, partnerships or joint ventures within the consolidated entity. Accordingly, none of the above entities was a trustee of a trust within the consolidated entity, a partner in a partnership within the consolidated entity, or a participant in a joint venture within the consolidated entity.

Directors' Declaration

For the year ended June 30, 2024

In accordance with a resolution of the directors of Opthea Limited, we state that:

1. In the opinion of the directors:

    a. the financial report and the notes thereto are in accordance with the *Corporations Act 2001*, including:

        i. giving a true and correct view of the Group's financial position as at June 30, 2024 and of its performance for the year ended on that date; and

        ii. complying with Australian Accounting Standards, Corporations Regulations 2001, and International Financial Reporting Standards (IFRS) as disclosed in Note 2 of the financial statements;

        iii. in the directors' opinion, the attached consolidated entity disclosure statement is true and correct: and

    b. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the *Corporations Act 2001* for the financial year ended June 30, 2024.

Signed in accordance with a resolution of the directors made pursuant to S.295(5) of the *Corporations Act 2001*.

On behalf of the directors:



Megan Baldwin
Executive Director
Opthea Limited

Melbourne
August 30, 2024

Jeremy Levin
Chairman
Opthea Limited

Auditor's Independence Declaration

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

477 Collins Street
Melbourne, VIC, 3000
Australia

Tel: +61 (03) 9671 7000
www.deloitte.com.au

30 August 2024

Board of Directors
Opthea Limited
Suite 403, Level 4
650 Chapel Street
South Yarra VIC 3141

Dear Directors,

Auditor's Independence Declaration to Opthea Limited

In accordance with section 307C of the *Corporations Act 2001*, I am pleased to provide the following declaration of independence to the directors of Opthea Limited.

As lead audit partner for the audit of the financial report of Opthea Limited for the year ended 30 June 2024, I declare that to the best of my knowledge and belief, there have been no contraventions of:

- The auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

- Any applicable code of professional conduct in relation to the audit.

Yours faithfully

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Chetan Vaghela

Chetan Vaghela
Partner
Chartered Accountants

Independent Auditor's Report

To the Members of Opthea Limited



Deloitte Touche Tohmatsu
ABN 74 490 121 060

477 Collins Street
Melbourne, VIC, 3000
Australia

Tel: +61 (03) 9671 7000
www.deloitte.com.au

Independent Auditor's Report to the Members of Opthea Limited

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Opthea Limited (the "Company") and its subsidiaries (the "Group") which comprises the consolidated statement of financial position as at 30 June 2024, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial statements, including material accounting policy information and other explanatory information, the directors' declaration and the Consolidated Entity Disclosure Statement.

In our opinion, the accompanying financial report of the Group is in accordance with the *Corporations Act 2001*, including:

- Giving a true and fair view of the Group's financial position as at 30 June 2024 and of its financial performance for the year then ended; and
- Complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional & Ethical Standards Board's APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor's report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty related to Going Concern

We draw attention to Note 2 of the financial statements which indicates that the Group incurred a net loss of $220.2 million and had a net cash outflow from operating activities of $161.0 million during the year ended 30 June 2024, and, as of that date, the Group had an equity deficit of $75.8 million.

As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Independent Auditor's Report (continued)



Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material Uncertainty related to Going Concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter
Development Funding Agreement ("DFA") Pursuant to the DFA and amended DFA, Ocelot SPV LP, an affiliate of Carlyle and Abingworth, in collaboration with Carlyle's and Abingworth's development company Launch Therapeutics, and together with a co-investor (together, the "DFA Investors") committed to provide Opthea US$170 million in funding. As at 30 June 2024, the full amount of funding has been received by the Group. Opthea is required to use commercially reasonable efforts to develop sozinibercept for the treatment of wet AMD in accordance with the DFA and amended DFA, including pursuant to certain development timelines set forth therein. The amended DFA resulted in a co-investor contributing funding of $50 million directly to the Group in December 2023 on the same terms and conditions as the existing agreement. The Group exercised significant judgement in accounting for the amended DFA, including consideration of whether the amended DFA resulted in a modification of the original loan. The Group concluded that the amended DFA agreement forms part of the existing agreement as the US$50 million is contemplated in the existing agreement on the same return and repayment profile, there have been no substantive changes in the original terms and conditions of the loan and the co-investor was introduced by Ocelot SPV LP. In return, Opthea will pay to the DFA Investors: • Upon the first to occur of regulatory approval of sozinibercept for the treatment of wet AMD in the United States, United Kingdom or European Union ("Regulatory Approval"), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and	In conjunction with our accounting specialists, our procedures included, but were not limited to: • Assessing the design and implementation of relevant controls in relation to management's accounting for non-routine transactions. • Assessing and challenging management's accounting treatment of the DFA and amended DFA in conjunction with our technical accounting specialists. • Assessing the accounting policy adopted by the Group to account for the amended DFA in accordance with IFRS 9. • Assessing the key assumptions adopted by management as well as the mathematical accuracy of the effective interest rate, including withholding tax considerations. We also assessed the adequacy of the disclosures in Note 3, 4, 13 and 27 to the financial statements.

Independent Auditor's Report (continued)



Key Audit Matter	How the scope of our audit responded to the Key Audit Matter
the remaining six annual payments payable over a six-year period thereafter; and • variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. The fixed and variable payment obligation discharge once the DFA Investors have received a total of four times their investment. Management exercised judgement in respect of the DFA including: • Determining the accounting policy for the subsequent measurement. • Determining whether the amended DFA resulted in a modification of the original loan or represented a new loan. • Determining whether key assumptions used in the measurement of the financial liability required revision. We have therefore spent significant audit effort, including the time of senior members of our audit team, in assessing the appropriateness of these assumptions.	
Issuance of investor options In connection with equity raises undertaken in August 2023 and June 2024, the Group offered new options, denominated in Australian dollars, to eligible shareholders. The Company has a functional currency of US dollars. Under *IFRS 9 Financial Instruments* and *IAS 32 Financial Instruments: Presentation*, options with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through profit and loss. As at 30 June 2024, the Group recognised a financial liability relating to investor options of $24.8 million. A fair value loss on investor options of $11.2 million was recognised during the year relating to subsequent changes in fair value of the options issued in August 2023. Management exercised judgement in respect of the accounting for the investor options including:	Our procedures included, but were not limited to: • Assessing the design and implementation of key controls in relation to accounting for the investor options, including the valuation of the options issued in connection with the June 2024 fundraising. • Assessing the competency and scope of the Group's technical accounting advisors and valuation specialists. • Assessing the accounting policy adopted by the Group to account for the investor options. • Assessing and challenging management's accounting treatment of the investor options in conjunction with our technical accounting specialists. • Challenging management's initial fair value assessment and the subsequent fair value assessment of the investor options, including the valuation methodology and key assumptions used, in conjunction with our valuation specialists.

Independent Auditor's Report (continued)



Key Audit Matter	How the scope of our audit responded to the Key Audit Matter
• Determining the appropriate accounting treatment of the investor options, including classification as a financial liability or equity. • Determining the fair value of investor options granted in June 2024 which did not have a quoted market price as at 30 June 2024. We have therefore spent significant audit effort, including the time of senior members of our audit team, in assessing the appropriateness of these assumptions.	• Evaluating the accuracy of the financial liability and fair value loss on investor options by recomputing amounts using the fair value of options and number of options granted. We also assessed the adequacy of the disclosures in Note 3, 4, 14 and 25 to the financial statements.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the Group's annual report for the year ended 30 June 2024, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Financial Report

The directors of the Company are responsible:
• For the preparation of the financial report in accordance with the *Corporations Act 2001*, including giving a true and fair view of the financial position and performance of the Group in accordance with Australian Accounting Standards; and
• For such internal control as the directors determine is necessary to enable the preparation of the financial report in accordance with the *Corporations Act 2001*, including giving a true and fair view of the financial position and performance of the Group, and that is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements

Independent Auditor's Report (continued)

Deloitte.

can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group's audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Independent Auditor's Report (continued)

Deloitte.

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in pages **36** to **51** of the Directors' Report for the year ended 30 June 2024.

In our opinion, the Remuneration Report of Opthea Limited, for the year ended 30 June 2024, complies with section 300A of the *Corporations Act 2001*.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

DELOITTE TOUCHE TOHMATSU

Chetan Vaghela
Partner
Chartered Accountants

Melbourne, 30 August 2024

ASX Additional Information

1. Distribution of equity securities

The number of shareholders, by size of holding, of quoted fully paid ordinary shares as at August 2, 2024 is as follows:

Category	Fully paid ordinary shares	
	No. of holders	No. of shares
1 – 1,000	2,345	1,273,553
1,001 – 5,000	2,781	7,331,870
5,001 – 10,000	960	7,427,896
10,001 – 100,000	721	11,844,131
100,001 and Over	1,002	1,203,217,167
Total	**7,809**	**1,231,094,617**

Number of shareholders holding less than a marketable parcel of shares	2,399	1,329,181

2. Twenty largest shareholders

The names of the 20 largest holders of quoted fully paid ordinary shares and their respective holdings at August 2, 2024 are:

Rank	Name	No. of shares	% interest
1	CITICORP NOMINEES PTY LIMITED	180,041,041	14.62%
2	UBS NOMINEES PTY LTD	164,238,358	13.34%
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	151,845,051	12.33%
4	JP MORGAN NOMINEES AUSTRALIA PTY LIMITED	151,418,346	12.30%
5	BNP PARIBAS NOMS PTY LTD	64,844,903	5.27%
6	HSBC CUSTODY NOMINEES(AUSTRALIA) LIMITED-GSCO EDA	60,000,000	4.87%
7	NATIONAL NOMINEES LIMITED	52,933,500	4.30%
8	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI EDA	43,877,058	3.56%
9	MERRILL LYNCH(AUSTRALIA) NOMINEES PTY LIMITED	42,764,892	3.47%
10	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED – A/C2	22,785,116	1.85%
11	NEWECONOMY COM AU NOMINEES PTY LIMITED <900 ACCOUNT>	16,402,937	1.33%
12	JAGEN PTY LTD	13,755,397	1.12%
13	EST MS MARGARET LYNETTE HARVEY	13,162,671	1.07%
14	HSBC CUSTODY NOMINEES(AUSTRALIA) LIMITED <NT-COMNWLTH SUPER CORP A/C>	12,420,253	1.01%
15	BUTTONWOOD NOMINEES PTY LTD	11,311,250	0.92%
16	JADEGLEN INVESTMENTS PTY LTD <DAVID THURIN FAMILY A/C>	9,004,711	0.73%
17	SAFO INVESTMENTS PTY LTD<SAFO INVESTMENT A/C>	8,134,875	0.66%
18	BNP PARIBAS NOMS (NZ) LTD	6,840,745	0.56%
19	ARMADA TRADING PTY LIMITED	5,005,806	0.41%
20	JADEGLEN INVESTMENTS PTY LTD <DAVID THURIN FAMILY A/C>	5,000,000	0.41%
	Totals: Top 20 holders of ordinary fully paid shares	**1,035,786,910**	**84.14%**
	Total remaining holders balance	**195,307,707**	**15,86%**

ASX Additional Information (continued)

3. Substantial shareholders

The following information is current at August 2, 2024 based on information extracted from the substantial shareholding notices given to the Company by shareholders who hold relevant interests in more than 5% of the Company's voting shares:

Name	No. of shares
Regal Funds Management Pty Ltd	381,556,238
Bank of New York Mellon Corporation and its related bodies corporate	92,356,273

4. Voting Rights

Clauses 44 to 53 of the Company's Constitution stipulate the voting rights of members. In summary, but without prejudice to the provisions of the Constitution, every member present in person or by representative, proxy or attorney shall have one vote for each ordinary share held by the member.

The Company's shares are quoted on the Australian Securities Exchange Limited (ASX code: OPT).

Corporate Directory

Company

Opthea Limited
ABN 32 006 340 567

Directors

Jeremy Levin
Non-Executive Director and Chairman

Megan Baldwin
Founder, Chief Innovations Officer and Executive Director

Lawrence Gozlan
Non-Executive Director

Julia Haller
Non-Executive Director

Susan Orr
Non-Executive Director

Quinton Oswald
Non-Executive Director

Sujal Shah
Non-Executive Director

Anshul Thakral
Non-Executive Director

Company Secretary

Karen Adams
BBus, CPA GAICD,FGIA FCG

Registered office

Level 4, 650 Chapel Street
South Yarra, Victoria 3141

US Office

103 Carnegie Center Boulevard,
Suite 300, Princeton NJ, 08540

Principal administrative office

Level 4, 650 Chapel Street
South Yarra, Victoria 3141

www.opthea.com

Telephone: +61 (3) 9826 0399

Bankers

Commonwealth Bank of Australia
Melbourne, Victoria

Auditors

Deloitte Touche Tohmatsu
477 Collins Street,
Melbourne, 3000
Australia

Solicitors

Gilbert and Tobin
101 Collins Street
Melbourne, Victoria 3000

Cooley LLP
3175 Hanover Street,
Palo Alto, CA, 94304
USA

Share register

Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria 3067

Telephone: +61 (3) 9415 4000 or
1300 850 505 (within Australia)

Stock exchange listing

Opthea Limited's shares are quoted on the Australian Securities Exchange Limited ASX (code: OPT).

Opthea Limited American Depositary Shares ("ADS") options are quoted on the National Association of Securities Dealers Automated Quotations ("NASDAQ") Stock Market (code: OPT).

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OPTHEA

opthea.com